Table of Contents
Management’s Discussion and Analysis
1.	HIGHLIGHTS	1
2.	INTRODUCTION	3
3.	ABOUT CAE 3.1 Who we are 3.2 Our vision	5 5 5
	3.3 Our strategy 3.4 Our operations 3.5 Foreign exchange 3.6 Non-GAAP and other financial measures	5 5 10 12
4.	CONSOLIDATED RESULTS 4.1 Results from operations – fourth quarter of fiscal 2015 4.2 Results from operations – fiscal 2015	14 14 16
	4.3 Results from discontinued operations	17
	4.4 Consolidated orders and total backlog	18
5.	RESULTS BY SEGMENT 5.1 Civil Aviation Training Solutions 5.2 Defence and Security 5.3 Healthcare	19 20 22 24
6.	CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY 6.1 Consolidated cash movements 6.2 Sources of liquidity 6.3 Government assistance 6.4 Contractual obligations	26 26 27 28 28
7.	CONSOLIDATED FINANCIAL POSITION 7.1 Consolidated capital employed 7.2 Off balance sheet arrangements 7.3 Financial instruments	29 29 31 31
8.	BUSINESS RISK AND UNCERTAINTY 8.1 Risks relating to the industry 8.2 Risks relating to the Company 8.3 Risks relating to the market	34 34 36 38
9.	RELATED PARTY TRANSACTIONS	39
10.

CHANGES IN ACCOUNTING POLICIES

10.1 Changes in accounting policies

10.2 New and amended standards adopted

10.3 New and amended standards not yet adopted

10.4 Use of judgements, estimates and assumptions

		40 40 40 40 40
11.	CONTROLS AND PROCEDURES 11.1 Evaluation of disclosure controls and procedures 11.2 Internal control over financial reporting	42 42 42
12.	OVERSIGHT ROLE OF AUDIT COMMITTEE AND BOARD OF DIRECTORS	42
13.	ADDITIONAL INFORMATION	42
14.	SELECTED FINANCIAL INFORMATION	43
Consolidated Financial Statements		45

Management’s Discussion and Analysis

for the fourth quarter and year ended March 31, 2015

1.     HIGHLIGHTS

FINANCIAL

FOURTH QUARTER OF FISCAL 2015

Revenue from continuing operations higher compared to last quarter and the fourth quarter of fiscal 2014

-    Consolidated revenue from continuing operations was $631.6 million this quarter, $72.5 million or 13% higher than last quarter and $55.9 million or 10% higher than the fourth quarter of fiscal 2014.

Net income attributable to equity holders of the Company from continuing operations higher compared to last quarter and the fourth quarter of fiscal 2014

-    Net income attributable to equity holders of the Company from continuing operations was $63.3 million (or $0.24 per share) this quarter, compared to $52.1 million (or $0.20 per share) last quarter, representing an increase of $11.2 million or 21%, and compared to $59.9 million (or $0.23 per share) in the fourth quarter of last year, representing an increase of $3.4 million or 6%;

-    Net income attributable to equity holders of the Company included earnings from discontinued operations this quarter of
$0.8 million (or nil per share) compared to $0.9 million (or nil per share) last quarter and $0.1 million (or nil per share) in the fourth quarter of fiscal 2014.

Positive free cash flow[1] from continuing operations at $142.2 million this quarter

-    Net cash provided by continuing operating activities was $101.1 million this quarter, compared to $82.0 million last quarter and $98.4 million in the fourth quarter of last year;

-    Maintenance capital expenditures1 and other asset expenditures were $16.7 million this quarter, $9.9 million last quarter and $20.4 million in the fourth quarter of last year;

-    Proceeds from the disposal of property, plant and equipment were $6.1 million this quarter, $0.6 million last quarter and
$8.5 million in the fourth quarter of last year;

-    Cash dividends were $12.0 million this quarter, $12.0 million last quarter and $9.9 million in the fourth quarter of last year.

FISCAL 2015

Higher revenue from continuing operations compared to fiscal 2014

-    Consolidated revenue from continuing operations was $2,246.3 million, $168.4 million or 8% higher than last year.

Higher net income attributable to equity holders of the Company from continuing operations

-    Net income attributable to equity holders of the Company from continuing operations was $201.2 million (or $0.76 per share) compared to $188.3 million (or $0.72 per share) last year, representing a $12.9 million or 7% increase;

-    Net income attributable to equity holders of the Company included earnings from discontinued operations of $0.6 million (or nil per share) compared to $1.7 million (or $0.01 per share) last year.

Positive free cash flow from continuing operations at $174.2 million

-    Net cash provided by continuing operating activities was $337.8 million this year, compared to $296.3 million last year;

-    Maintenance capital expenditures and other asset expenditures were $64.3 million this year, compared to $69.9 million last year;

-    Dividends received from equity accounted investees were $8.9 million this year, compared to $15.0 million last year;

-    Proceeds from the disposal of property, plant and equipment were $7.6 million this year, compared to $15.4 million last year;

-    Cash dividends were $46.3 million this year, compared to $40.1 million last year.

Capital employed1 ending at $2,613.5 million

-    Capital employed increased by $275.1 million or 12% this year;

-    Return on capital employed1 (ROCE) was 10.4% this year compared to 11.4% last year;

-    Non-cash working capital1 increased by $77.1 million in fiscal 2015, ending at $201.7 million;

-    Net assets held for sale were $47.0 million this year;

-    Property, plant and equipment increased by $120.0 million;

-    Other long-term assets and other long-term liabilities increased by $88.5 million and $57.5 million respectively;

-    Net debt1 increased by $93.4 million this year, ending at $949.6 million.

[1] Non-GAAP and other financial measures (see Section 3.6).

CAE Annual Report 2015 | 1

Management’s Discussion and Analysis

ORDERS2[2]

-    The book-to-sales ratio2 for the quarter was 1.05x (Civil Aviation Training Solutions was 1.08x, Defence and Security was 1.01x and Healthcare was 1.0x). The ratio for the last 12 months was 1.05x (Civil Aviation Training Solutions was 1.17x, Defence and Security was 0.88x and Healthcare was 1.0x);

-    Total order intake this year was $2,361.2 million, up $17.9 million over last year;

-    Total backlog, including obligated, joint venture and unfunded backlog was $5,357.2 million at March 31, 2015, $352.4 million higher than last year.

Civil Aviation Training Solutions

-    Civil Aviation Training Solutions obtained contracts with an expected value of $1,512.3 million, including contracts for 41 full-flight simulators (FFSs).

Defence and Security

-    Defence and Security won contracts valued at $754.6 million.

Healthcare

-    Healthcare order intake was valued at $94.3 million.

BUSINESS COMBINATIONS AND JOINT VENTURES

-    We signed an agreement for the acquisition of Bombardier’s Military Aviation Training business for approximately $19.8 million in the fourth quarter of this year. The closing of the transaction is conditional on usual conditions and regulatory approvals, and closing is expected to occur during calendar 2015;

-    We entered into three new 50% joint venture arrangements during fiscal 2015. Flight Training Alliance with Lufthansa Flight Training, a joint venture with Shanghai Eastern Flight Training Co., Ltd (SEFTC), a fully-owned subsidiary of China Eastern Airlines, involving the sale of 50% of our flight academy in Melbourne, Australia and we created a joint venture with Japan Airlines (JAL) whereby we contributed our training center operations in Korea to the joint venture and JAL contributed its training center operations in Japan.

OTHER

-    During the first quarter of this year, we modified our operating segments. As a result, operating segments’ disclosure has been restated to conform to the new operating segments, as described in Changes in accounting policies and Note 30 of our consolidated financial statements. Additional information on the divestiture of our mining business can be found in Results from discontinued operations and in Note 3 of our consolidated financial statements;

-    During the first quarter of fiscal 2015, we decided to divest our mining business (CAE Mining) which was previously reported within the former New Core Markets segment;

-    As at March 31, 2015, we renamed our Civil Simulation and Training segment to Civil Aviation Training Solutions.

2 Non-GAAP and other financial measures (see Section 3.6).

2 | CAE Annual Report 2015

Management’s Discussion and Analysis

2.      INTRODUCTION

In this report, we, us, our, CAE and Company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:

-    This year and 2015 mean the fiscal year ending March 31, 2015;

-    Last year, prior year and a year ago mean the fiscal year ended March 31, 2014;

-    Dollar amounts are in Canadian dollars.

This report was prepared as of May 26, 2015, and includes our management’s discussion and analysis (MD&A) for the year and the three-month period ended March 31, 2015 and the consolidated financial statements and notes for the year ended March 31, 2015. We have prepared it to help you understand our business, performance and financial condition for fiscal 2015. Except as otherwise indicated, all financial information has been reported in accordance with International Financial Reporting Standards (IFRS). All quarterly information disclosed in the MD&A is based on unaudited figures.

For additional information, please refer to our annual consolidated financial statements for this fiscal year, which you will find in the annual report for the year ended March 31, 2015. The MD&A provides you with a view of CAE as seen through the eyes of management and helps you understand the company from a variety of perspectives:

-    Our vision;

-    Our strategy;

-    Our operations;

-    Foreign exchange;

-    Non-GAAP and other financial measures;

-    Consolidated results;

-    Results by segment;

-    Consolidated cash movements and liquidity;

-    Consolidated financial position;

-    Business risk and uncertainty;

-    Related party transactions;

-    Changes in accounting policies;

-    Controls and procedures;

-    Oversight role of the Audit Committee and Board of Directors.

You will find our most recent annual report and annual information form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

CAE Annual Report 2015 | 3

Management’s Discussion and Analysis

ABOUT MATERIAL INFORMATION

This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:

-    It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or;

-    It is quite likely that a reasonable investor would consider the information to be important in making an investment decision.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, capital spending, expansions and new initiatives, financial obligations and expected sales. Forward-looking statements normally contain words like believe, expect, anticipate, plan, intend, continue, estimate, may, will, should, strategy, future and similar expressions. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate.

Important risks that could cause such differences include, but are not limited to, risks relating to the industry such as competition, level and timing of defence spending, government-funded defence and security programs, constraints within the civil aviation industry, regulatory rules and compliance, risks relating to CAE such as product evolution, R&D activities, fixed-price and long-term supply contracts, procurement and original equipment manufacturer (OEM) leverage, warranty or other product-related claims, product integration, protection of our intellectual property, third-party intellectual property, loss of key personnel, environmental liabilities, claims arising from casualty losses, integration of acquired businesses, our ability to penetrate new markets, information technology systems, length of sales cycle and our reliance on technology and third-party providers, and risks relating to the market such as foreign exchange, political instability, availability of capital, pension plan funding, doing business in foreign countries and income tax laws. Additionally, differences could arise because of events announced or completed after the date of this report. You will find more information in the Business risk and uncertainty section of the MD&A. We caution readers that the risks described above are not necessarily the only ones we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this report are expressly qualified by this cautionary statement.

4 | CAE Annual Report 2015

Management’s Discussion and Analysis

3.     ABOUT CAE

3.1        Who we are

CAE is a global leader in delivery of training for the civil aviation, defence and security, and healthcare markets. We design and integrate the industry’s most comprehensive training solutions, anchored by the knowledge and expertise of our 8,000 employees, our world-leading simulation technologies and a record of service and technology innovation spanning nearly seven decades. Our global presence is the broadest in the industry, with 160 sites and training locations in 35 countries, including our joint venture operations, and the world’s largest installed base of flight simulators. Each year, we train more than 120,000 civil and defence crewmembers and thousands of healthcare professionals worldwide.

CAE’s common shares are listed on the Toronto and New York stock exchanges under the symbol CAE.

3.2        Our vision

Our vision is to be the recognized global training partner of choice to enhance safety, efficiency and readiness.

3.3        Our strategy

We address the imperatives of safety, efficiency and readiness for customers in our three markets: civil aviation, defence and security, and healthcare.

We want to sustain our leadership position by consistently delivering best-in-class customer experience and innovation supporting our position as the recognized global training partner of choice for our customers. Our key differentiators include our unique ability to provide comprehensive solutions, our established credibility as a training systems integrator, our technology leadership, our proven customer support, the strength of our brand and our vast global presence that we will continue to build on through continuous service and product innovation.

We prioritize the maintenance of a strong financial base and capital allocation discipline. Uses of capital include selective growth investments in support of our long-term customer relationships and our vision in training.

3.4        Our operations

We provide integrated training solutions to three markets globally:

-    The civil aviation market includes aircraft manufacturers, major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, third-party training centres, flight training organizations (FTOs), maintenance repair and overhaul organizations (MROs) and aircraft finance leasing companies;

-    The defence and security market includes defence forces, OEMs, government agencies and public safety organizations worldwide;

-    The healthcare market includes hospital and university simulation centres, medical and nursing schools, paramedic organizations, defence forces, medical societies and OEMs.

CIVIL AVIATION MARKET

We provide comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a complete range of flight simulation training devices, as well as ab initio pilot training and crew sourcing services.

We are the largest provider of commercial and helicopter aviation training services in the world and the second largest provider of business aviation training services. We are well established in North America and Western Europe, and lead the market in the high-growth regions of China, Eastern Europe, India, the Middle East, South America and Southeast Asia. Through our broad global network of training centres, we serve all sectors of civil aviation including airlines and other commercial, business and helicopter aviation operators. Our comprehensive training solutions, deep industry expertise and credibility, installed base, strong relationships and reputation as a trusted partner enable us to access a broader share of the market than any company in our industry.

We provide aviation training and services in approximately 30 countries. Among our thousands of customers, we have long-term training centre operations and training services agreements and joint ventures with approximately 30 major airlines and aircraft operators around the world. Our range of training solutions includes products and services offerings for pilot, cabin crew and aircraft maintenance technician training, training centre operations, curriculum development, courseware solutions and consulting services. We currently operate 256 FFSs, including FFSs operating in our joint ventures. We offer industry-leading technology with a full solution capability to integrate flight data and simulator data to better understand the performance of trainees. CAE operates the largest ab initio flight training network in the world with 9 academies, a fleet of over 170 aircraft and the resources and expertise to train up to 2,000 cadets annually. CAE Parc Aviation is the global market leader in the provision of flight crew and technical personnel to airlines, aircraft leasing companies, manufacturers and MRO companies worldwide.

CAE Annual Report 2015 | 5

Management’s Discussion and Analysis

We are the world leader in the development of civil flight simulation equipment, including FFSs and a comprehensive suite of integrated procedures trainers, flight training devices and training tools such as software, courses and training aids, using the same high-fidelity Level D software as the FFSs. We are the market leader in the design and manufacture of civil FFSs for major and regional commercial airlines, third-party training centres and OEMs. We have established a wealth of experience in developing first-to-market simulators for more than 35 types of aircraft models including the recent development of simulators for the Airbus A350 XWB, A320Neo, Cirrus SF50, Mitsubishi Regional Jet (MRJ), ATR42/72-600, Bombardier CSeries, Global 5000/6000 and Global 7000/8000, Dassault Falcon 5X and the Commercial Aircraft Corporation of China, Ltd (COMAC) ARJ21 and C919. Our flight simulation equipment, including FFSs, are designed to meet the rigorous demands of their intended long and active service lives, typically matching the in-service life of the underlying aircraft, which could span a number of decades. Quality, fidelity and reliability are hallmarks of the CAE brand in flight simulation. Leveraging our extensive worldwide network of spare parts and service teams, we also offer a full range of support services. This includes emergency support, simulator updates and upgrades, maintenance services and simulator relocations.

Market drivers

Demand for training solutions in the civil aviation market is driven by the following:

-    Pilot certification regulations;

-    Expected global growth in air travel;

-    Demand for trained aviation professionals;

-    Backlogs and delivery rates for new aircraft;

-    Safety and efficiency imperatives of commercial airline operators.

Pilot certification regulations

Civil aviation is highly-regulated through global and national standards for pilot licensing and certification, amongst other regulatory requirements. Since training requirements are mandatory and recurring in nature, the primary demand for our training solutions is driven by the global active aircraft fleet which has grown by an average of 3.1% annually over the past 20 years and is widely expected to continue to grow in the range of 3.6% annually over the next two decades as a result of increasing emerging market and low-cost carrier demand and fleet replacement in established markets. From March 2014 to March 2015, the global commercial aircraft fleet increased by 4.3%, growing in Asia-Pacific, the Middle East, Latin America and Europe by 7.1%, 6.8%, 6.5% and 2.6% respectively and remaining fairly stable in North America.

New pilot certification processes and regulatory requirements drive more simulation-based training. Simulation-based pilot certification training is taking on a greater role internationally with the Multi-crew Pilot License (MPL), with stall and upset prevention and recovery training and with new Airline Transport Pilot (ATP) requirements in the U.S. Indeed, the International Civil Aviation Organization (ICAO) and various national and regional aviation regulatory agencies have published new regulatory requirements, standards and guidance on these specific topics.

The MPL is an alternative training and licensing methodology which we offer, in addition to the ATP licence. MPL places more emphasis on simulation-based training to develop ab initio students into First Officers of airliners in a specific airline environment. On average, current MPL programs in the industry consist of two thirds of the training in flight simulation training devices and the balance in actual aircraft, whereas traditional training for ab initio licences average 80% to 90% in actual trainer aircraft. Today, there are approximately 50 nations that have MPL regulations in place and over 15 of these nations already use these regulations with training providers and airlines. CAE delivers MPL programs in Asia and in Europe with various airlines. As the MPL methodology continues to gain momentum, it will result in increased use of simulation-based training.

In the U.S., the Federal Aviation Administration (FAA) enacted a final set of regulations in 2013 on new pilot certification and qualification requirements for air carrier operations, requiring pilots to obtain an ATP and aircraft specific Type Rating. Pilots applying for an ATP certificate must now complete practical requirements which call for more simulation-based training that includes adverse weather conditions, low energy states, stalls, upset prevention and recovery, and high altitude operations. We have received formal approval from the FAA to conduct the ATP Certification Training Program at our Dallas training centre and will expand as demand increases. The FAA has also announced new crew rest regulation requirements that will result in an increase of crew needs for airlines to sustain operations. We believe these new requirements will lead to an increase in demand for simulation-based training.

Expected global growth in air travel

Growth in air travel results in higher demand for flight, cabin, maintenance and ground personnel, which in turn drives demand for training solutions.

In commercial aviation, passenger traffic growth is primarily driven by gross domestic product (GDP). According to IHS Economics, global GDP is forecast to grow at 3.2% over the next 20 years, with emerging economies expected to grow at 5.2% per year, outpacing established economies like Europe and North America which will average 2.2% growth. Over the past 20 years, air travel has grown at an approximate average rate of 5% and the aerospace industry’s widely held expectation is that long-term average growth for air travel will continue at approximately 5% annually over the next two decades. In calendar 2014, global passenger traffic increased by 5.9% compared to calendar 2013. For the first three months of calendar 2015, passenger traffic increased by 6.1% compared to the first three months of calendar 2014. Emerging markets continued to outperform with passenger traffic in the Asia, the Middle East and Latin America growing at 9.0%, 8.6% and 6.2% respectively, while Europe and North America increased 5.0% and 3.0% respectively.

6 | CAE Annual Report 2015

Management’s Discussion and Analysis

According to the U.S. FAA, the total number of business jet flights, which includes all domestic and international flights, increased by 3.3% over the past 12 months. Further recovery and long-term growth in business aircraft travel will be driven by higher corporate profitability and economic growth. In helicopter aviation, market drivers are similar to those in business aviation, and in the case of offshore helicopter operators, demand is driven by the level of offshore activity in the oil and gas sector. A protracted downturn in petroleum prices could negatively impact offshore activity.

Potential impediments to steady growth in air travel include major disruptions such as regional political instability, acts of terrorism, pandemics, natural disasters, prolonged economic recessions or other major world events.

Demand for trained aviation professionals

Demand for aviation professionals is driven by air traffic growth, pilot retirements and by the number of aircraft deliveries. The expansion of global economies and airline fleets have resulted in a shortage of qualified personnel needed to fulfil this growing capacity. Pilot supply constraints include aging crew demographics and fewer military pilots transferring to civil airlines. The Professional Aviation Board of Certification (PABC) reports that according to industry market estimates, approximately 20,000 new pilots will be needed per year over the next 20 years globally to support the average 5% annual growth in passenger travel. In support of this growth, the aviation industry will require innovative solutions to match the learning requirements of a new generation, leading to an increase in demand for simulation-based training services and products.

Backlogs and delivery rates for new aircraft

Commercial aircraft OEMs continue to work through record backlog levels of over 14,000 aircraft. We expect the continued high rate of aircraft deliveries to translate into continued high demand for training products and incremental demand for services. Much of this backlog consists of technologically advanced aircraft platforms, which in turn drive demand for new types of training solutions and simulator training devices. These new platforms and programs allow us to leverage our technology leadership and expertise to deliver training solutions, including CAE 7000XR Series FFS, CAE SimfinityTM procedures trainers, comprehensive training programs and expansion of our network to meet airlines’ training needs.

Business jet OEMs have announced plans to introduce a variety of new aircraft models incorporating the latest technologies to enhance performance and operator benefits such as range, speed, efficiency, comfort and the accessibility of business air travel. Examples include Bombardier’s Global 7000/8000, Embraer’s Legacy 450 and 500, Cessna’s Citation Latitude and Longitude, Dassault’s Falcon 5X, Gulfstream’s 500/600, Cirrus’ SF50, Pilatus’ PC-24 and Honda’s HondaJet.

Deliveries of new-model aircraft drive demand for training services and products; however, they may be subject to program delays, which in turn may affect the timing of FFS orders and deliveries.

Safety and efficiency imperatives of commercial airline operators

The commercial airline industry is competitive, requiring operators to continuously pursue operational excellence and efficiency initiatives in order to achieve adequate returns while continuing to maintain the highest safety standards and the confidence of air travelers. Airlines are finding it increasingly more effective to seek expertise in training from trusted partners such as CAE to address growing efficiency gaps around capability, capacity gaps of pilots, changing regulatory environment, the large number of new aircraft programs being executed and in addressing the rapid evolution of the training environment. Partnering with a training provider like CAE gives airlines immediate access to a world-wide fleet of simulators, courses, programs and instruction capabilities, and allows them flexibility in pursuing aircraft fleet options that suit their business.

DEFENCE AND SECURITY MARKET

We are a training systems integrator for defence forces across the air, land and sea domains, and for government and civil security organizations responsible for public safety.

We are a global leader in the development and delivery of integrated virtual flight training solutions for defence forces. Our expertise spans a broad variety of aircraft, including fighters, helicopters, trainer aircraft, maritime patrol, tanker/transport aircraft and unmanned aerial systems (UAS). We also offer virtual training solutions for land and naval forces, including a range of driver, gunnery and maintenance trainers for tanks and armoured fighting vehicles, constructive simulation for command and staff training, and naval warfare tactical training systems. We offer virtual training solutions for government and civil security organizations, including for emergency and disaster management.

We are uniquely positioned as a training systems integrator, capable of offering our customers a comprehensive range of innovative solutions, ranging from pilot training to immersive, networked mission rehearsal. Our solutions typically include a combination of training services, products and software tools designed to cost-effectively maintain and enhance safety, efficiency, mission readiness and decision-making capabilities. We have a wealth of experience delivering and operating training solutions across different business models, including government-owned, government-operated; government-owned, contractor-operated; or contractor-owned, contractor-operated facilities. Our offerings include training needs analysis, instructional systems design, learning management information systems, purpose-built facilities, state-of-the-art synthetic training equipment, curriculum and courseware development, classroom and simulator instruction, maintenance and logistics support, lifecycle support and technology insertion, and financing alternatives.

CAE Annual Report 2015 | 7

Management’s Discussion and Analysis

We have delivered simulation products and training systems to more than 50 defence forces in approximately 35 countries. We provide training support services such as contractor logistics support, maintenance services, classroom instruction and simulator training at over 80 sites around the world, including our joint venture operations. Increasingly, we are offering our training systems integration expertise across air, land, sea and public safety to help our customers create an integrated, immersive training enterprise. We also offer a variety of modeling and simulation-based professional services, and a range of in-service support solutions such as systems engineering and lifecycle management.

Market drivers

Demand for training solutions in the defence and security markets is driven by the following:

-    Installed base of enduring defence platforms and new customers;

-    Explicit desire of governments and defence forces to increase the use of synthetic training to mitigate budget pressures;

-    Attractiveness of outsourcing of training and maintenance services;

-    Need for synthetic training to conduct mission rehearsal, including joint and coalition forces training;

-    Relationships with OEMs for simulation and training;

-    Use of modeling and simulation for analysis and decision support.

Installed base of enduring defence platforms and new customers

With defence budgets under pressure, particularly in mature markets such as the United States and Europe, military forces are being required to maximize use of their existing platforms. Upgrades, updates, and life extension programs allow defence forces to leverage existing assets while creating a range of opportunities for simulator upgrades and training support services. Enduring platforms, such as the C-130J Hercules transport aircraft that is operated by more than 60 nations, provide a solid installed base from which to generate business. Because of our extensive installed base of simulators worldwide, and our experience on key enduring platforms, CAE is well-positioned for recurring product upgrades/updates as well as maintenance and support services.

While the mature western markets face budget pressures, other regions of the world are taking advantage of the opportunity to acquire western technologies to modernize and re-equip their defence forces. There are increased opportunities originating from regions with growing defence and security budgets, such as Asia and the Middle East. Many of the opportunities originating from these regions relate to enduring platforms where CAE has significant experience, including the C-130J Hercules transport aircraft,
P-8A maritime patrol aircraft, and a range of helicopter platforms.

Explicit desire of governments and defence forces to increase the use of synthetic training to mitigate budget pressures

More defence forces and governments are adopting synthetic training because it improves training effectiveness, reduces operational demands on aircraft, lowers risk compared to operating actual weapon system platforms and significantly lowers costs. Synthetic training offers defence forces a cost-effective way to provide realistic training for a wide variety of scenarios while ensuring they maintain a high state of readiness. For example, the U.S. Air Force (USAF) is making more extensive use of simulation for
KC-135 tanker boom operator training, which costs approximately $20,000 for a three-hour training mission in the actual aircraft, but only $1,000 for that same three-hour training mission in simulators. The higher cost of live training and the desire to save aircraft for operational use are two factors prompting a greater adoption of synthetic training. Unlike civil aviation, where the use of simulators for training is common practice, there are no regulatory requirements for defence forces to use synthetic training. The nature of mission-focused training demands at least some live training; however, the shift to more synthetic training is well underway. The U.S. Navy reports the share of simulation-based training on some of their aircraft platforms could increase to nearly 50% by 2020. Because of the high cost associated with conducting live training exercises, most defence forces are beginning to rebalance the mix of live, virtual and constructive (computer-based) training and shift more of the training curriculum to virtual and constructive simulation. The U.S. Army is planning to reduce the use of live training ranges and transfer some of this training to virtual and constructive simulation to reduce costs, creating opportunities for simulation-based training centres, services and products.

In the United States, continuing uncertainty in the government’s fiscal year budget and the threat of sequestration mean that the timing of contract awards will continue to be difficult to predict as the U.S. military services work to achieve the right balance in military capacity, capabilities and readiness. This may impact our ability to grow revenue and income in the short term; however, our active bids and proposals pipeline is robust and our view is that the impediment to growth is not the size of the market, but rather the timing of procurements. In Europe, force structure reductions and reduced future investment plans may have narrowed the pipeline of new opportunities, but the increased adoption of simulation-based training is helping offset smaller forces and fewer new platforms.

Attractiveness of outsourcing of training and maintenance services

Defence forces and governments continue to manage expenditures to find ways to reduce costs and allow active-duty personnel to focus on operational requirements, which has an impact on defence budgets and resources. There has been a growing trend among defence forces to consider outsourcing a variety of training services and we expect this trend to continue. We believe governments will increasingly look to industry for training solutions to achieve faster delivery and mission readiness more cost effectively and, in specific cases, at a lower capital investment. For example, in 2014 we delivered the first two of six new flight training devices that will support comprehensive T-44C aircrew training services for the U.S. Navy and Marine Corps. These deliveries are part of a long-term contract for CAE to provide T-44C aircrew training services under a contractor-owned, contractor-operated training services program, which is one of the first of its kind in the United States. We believe this type of training service delivery program will become increasingly attractive to defence forces globally.

8 | CAE Annual Report 2015

Management’s Discussion and Analysis

Need for synthetic training to conduct mission rehearsal, including joint and coalition forces training

There is a growing trend among defence forces to use synthetic training to meet more of their mission training requirements. Simulation technology solutions enable defence customers to plan sophisticated missions and carry out full-mission rehearsals in a synthetic environment as a complement to traditional live training or mission preparation. Allies are cooperating and creating joint and coalition forces, which are driving the demand for networked training and operations. Training devices that can be networked to train different crews and allow for networked training across a range of platforms are increasingly important as the desire to conduct mission rehearsal exercises in a synthetic environment increases. For example, the Royal Canadian Air Force (RCAF) recently released its Simulation Strategy 2025, which specifically calls for leveraging live, virtual, and constructive (LVC) domains within a networked common synthetic environment. The RCAF is transforming its training system from one that relies on aircraft to one that exploits new technologies to train aviators in a simulation-focused system that creates a virtual battlespace. We are actively promoting open, standard simulation architectures, such as the Common Database, as well as new capabilities such as the CAE Dynamic Synthetic Environment, to better enable mission rehearsal and joint, networked training.

Relationships with OEMs for simulation and training

We partner with manufacturers in the defence and security market to strengthen relationships and position for future opportunities. OEMs have introduced new platforms and continue to upgrade and extend the life of existing platforms, which drives worldwide demand for training systems. For example, Boeing has developed the new P-8A maritime patrol aircraft, Airbus Military has sold and continues to market both the A330 MRTT and C295 globally, Lockheed Martin is successfully marketing variants of the C-130J Hercules transport aircraft and F-35 fighter, Alenia Aermacchi and BAE Systems are selling the M-346 and Hawk lead-in fighter trainers, and AgustaWestland is continuing to develop a range of helicopters such as the AW139, AW169 and AW189. We have established relationships with each of the OEMs on these platforms. We also signed a memorandum of understanding with General Atomics Aeronautical Systems, the world’s leading UAS manufacturer, to offer training solutions for GA-ASI’s Predator family of remotely piloted aircraft.

Use of modeling and simulation for analysis and decision support

Traditionally, modeling and simulation have been used to support training, but is now increasingly applied across the program lifecycle, including support for analysis and decision-making operations. We see governments and defence forces looking to use simulation-based synthetic environments to support research and development programs, system design and testing, intelligence analysis, integration and exploitation, and to provide the decision support tools necessary to support mission planning in operations.

HEALTHCARE MARKET

We design, manufacture and market simulators, simulation centre management solutions and courseware for training of medical and allied healthcare students and clinicians in educational institutions, hospitals and defence organizations worldwide.

Simulation-based training is one of the most effective approaches to prepare healthcare practitioners to care for patients and respond to critical situations while reducing the overall risk to patients. We are leveraging our experience and best practices in simulation-based aviation training to deliver innovative solutions to improve the safety and efficiency of this industry. The healthcare simulation market is growing rapidly, with simulation centres becoming the standard in nursing and medical schools.

We offer the broadest range of medical simulation products and services in the market today, including patient, ultrasound and interventional (surgical) simulators, simulation centre management solutions and courseware for healthcare education and training. We have sold simulators to customers in more than 80 countries that are currently supported by our network in Australia, Brazil, Canada, Germany, Hungary, India, Singapore, U.K. and U.S. We lead the market in high-fidelity patient simulators that are uniquely powered by complex models of human physiology to mimic human responses to clinical interventions. Our newest innovation, a childbirth simulator for both normal labor and delivery and rare maternal emergencies, was designed to offer exceptional reliability and realism in the high-fidelity patient simulation market. Our offerings include ongoing service and support, such as simulation centre management solutions for healthcare training, where we are a market leader. Through our Healthcare Academy, we are the only company to deliver peer-to-peer training at customer sites and in our training centres in the U.S., U.K., Germany and Canada. Our Healthcare Academy includes more than 50 adjunct faculty consisting of nurses, physicians, paramedics and sonographers who, in collaboration with leading healthcare institutions, have developed more than 500 Simulated Clinical Experience (SCE) courseware packages for our customers. Our OEM team delivers custom training solutions for medical manufacturers, and most recently, developed a specialized interventional simulator to train physicians to place the new AbioMed Impella heart pump under ultrasound and fluoroscopy guidance.

Market drivers

Demand for our simulation products and services in the healthcare market is driven by the following:

-    Increasing use of simulation in healthcare;

-    Growing emphasis on patient safety and outcomes;

-    Limited access to live patients during training;

-    Medical technology revolution.

CAE Annual Report 2015 | 9

Management’s Discussion and Analysis

Increasing use of simulation in healthcare

A recent study of the global healthcare simulation market, which includes products and services, valued the market at approximately $860 million in 2014 and reports that it is predicted to grow at a compound annual growth rate of 19.1% from 2014 to 2019. North America is the largest market for healthcare simulation, followed by Europe and Asia-Pacific. The healthcare simulation market includes both products and services, which are segmented by high-fidelity patient simulators, interventional simulators, mid/low fidelity task trainers, ultrasound simulators, simulation centre management solutions, simulated clinical environments and training services. In the U.S., significant demand for healthcare services is driven by, among other factors, longer life expectancy and the baby boomer generation, resulting in higher healthcare spending. The U.S. Centers for Medicare and Medicaid Services (CMS) projects that annual national health spending will grow 5.8% annually over the next decade. Increasingly, hospitals are given incentives to become safer and more efficient which will drive higher demand for training. There is a growing body of evidence demonstrating that medical simulation improves patient outcomes and reduces medical errors, which can help mitigate the rate of increase in healthcare costs.

Growing emphasis on patient safety and outcomes

According to a recently published study in the Journal of Patient Safety, up to 440,000 deaths occur annually in the U.S. due to preventable adverse events during patient treatment, which would make such events the third leading cause of death annually. In a study by the International Society for Pharmacoeconomics and Outcomes Research, measurable medical errors cost U.S. hospitals more than $1 billion in 2009. Training through the use of simulation can help clinicians gain confidence, knowledge and expertise for improving patient safety in a risk-free environment. Simulation is a required element in a growing movement towards High Stakes Assessment and Certification. Examples in the U.S. include the Maintenance of Certification in Anesthesia (MOCA), Fundamentals of Laparoscopic Surgery (FLS) and Advanced Trauma Life Support (ATLS). Moreover, the Accreditation Council for Graduate Medical Education (ACGME) is evolving towards outcome-based assessment with specific benchmarks to measure and compare performance which favours the adoption of simulation products and training.

Limited access to live patients during training

Traditionally, medical education has been an apprenticeship model in which the student cares for patients under the supervision of more experienced staff. In this model, students have a limited role and access to high-risk procedures, rare complications and critical decision-making skills. The use of simulation in professional education programs complements traditional learning and allows students exposure and practice to hone their clinical and critical thinking skills for high risk, low frequency events. As an example, our Lucina Fidelis Maternal Fetal Simulator is designed to allow healthcare teams to practice both normal deliveries and complex procedures in rare emergencies. The training and education model is evolving, as evidenced by military branches around the world and most recently the U.S. Pentagon, prohibiting the use of live tissue testing in most medical training. CAE Healthcare simulators provide a low-risk alternative for practicing life-saving procedures, major disaster response and anaesthesia administration.

Medical technology revolution

Advancements in medical technology are driving the use of simulation. New medical devices and advanced procedures, such as Intra-Cardiac Echocardiography (ICE), cardiac assist devices, and mechanical ventilation enhancements, require advanced training solutions, such as simulation, for internal product development and customer training. Regulatory and certification agencies are increasingly stringent in requesting that clinicians be trained before adopting new disruptive technologies, an undertaking for which simulation is well suited. As a Partner of Choice with leading OEMs, we continue to collaborate to deliver innovative and custom training for new technologies, such as the AbioMed Impella heart pump.

3.5        Foreign exchange

We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by IFRS.

The tables below show the variations of the closing and average exchange rates for our three main operating currencies.

We used the closing foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of each of the following periods:

			Increase /
	2015	2014	(decrease)
U.S. dollar (US$ or USD)	1.27	1.11	14%
Euro (€ or EUR)	1.36	1.52	(11%)
British pound (£ or GBP)	1.88	1.84	2%

We used the average foreign exchange rates below to value our revenues and expenses:

	2015	2014	Increase
U.S. dollar (US$ or USD)	1.14	1.05	9%
Euro (€ or EUR)	1.44	1.41	2%
British pound (£ or GBP)	1.83	1.68	9%

10 | CAE Annual Report 2015

Management’s Discussion and Analysis

For fiscal 2015, the effect of translating the results of our foreign operations into Canadian dollars resulted in an increase in revenue of $77.4 million and an increase in net income of $4.4 million, when compared to fiscal 2014. We calculated this by translating the current year’s foreign currency revenue and net income using the average monthly exchange rates from the previous year and comparing these adjusted amounts to our current year reported results.

Three areas of our business are affected by changes in foreign exchange rates:

-    Our network of foreign training and services operations

Most of our foreign training and services revenue and costs are denominated in local currency. Changes in the value of local currencies relative to the Canadian dollar therefore have an impact on these operations’ net profitability and net investment. Gains or losses in the net investment in a foreign operation that result from changes in foreign exchange rates are deferred in the foreign currency translation account (accumulated other comprehensive income), which is part of the equity section of the consolidated statement of financial position. Any effect of the fluctuation between currencies on the net profitability has an immediate translation impact on the consolidated income statement and an impact on year-to-year and quarter-to-quarter comparisons.

-    Our production operations outside of Canada (Australia, Germany, India, U.K. and U.S.)

Most of the revenue and costs in these foreign operations are generated in their local currency except for some data and equipment bought in different currencies from time to time, as well as any work performed by our Canadian manufacturing operations. Changes in the value of the local currency relative to the Canadian dollar have a translation impact on the operation’s net profitability and net investment when expressed in Canadian dollars, as described above.

-    Our production operations in Canada

Although the net assets of our Canadian operations are not exposed to changes in the value of foreign currencies (except for cash balances, receivables and payables in foreign currencies), a significant portion of our annual revenue generated in Canada is in foreign currencies (mostly U.S. dollar and Euro), while a significant portion of our expenses are in Canadian dollars.

We generally hedge the milestone payments of sales contracts denominated in foreign currencies to mitigate some of the foreign exchange exposure.

To this effect, we continue to hold a portfolio of currency hedging positions intended to mitigate the risk to a portion of future revenues presented by the volatility of the Canadian dollar versus foreign currencies. The hedges are intended to cover a portion of the revenue in order to allow the unhedged portion to match the foreign cost component of the contract. Since not all of our revenue is hedged, it is not possible to completely offset the effects of changing foreign currency values, which leaves some residual exposure that can affect the consolidated income statement. This residual exposure may be higher when currencies experience significant short term volatility. With respect to the remaining expected future revenues, our operations in Canada remain exposed to changes in the value of the Canadian dollar.

In order to reduce the variability of specific British pound and Euro-denominated costs, we also hedge some of the foreign currency costs incurred in our manufacturing process.

Sensitivity analysis

We conducted a sensitivity analysis to determine the current impact of variations in the value of foreign currencies. For the purposes of this sensitivity analysis, we evaluated the sources of foreign currency revenues and expenses and determined that our consolidated exposure to foreign currency mainly occurs in two areas:

-    Foreign currency revenues and expenses in Canada for our manufacturing activities – we hedge a portion of these exposures;

-    Translation of foreign currency of operations in foreign countries. Our exposure is mainly in our operating profit.

First we calculated the revenue and expenses per currency from our Canadian operations to determine the operating profit in each currency. Then we deducted the amount of hedged revenues to determine a net exposure by currency. Next we added the net exposure from foreign operations to determine the consolidated foreign exchange exposure in different currencies.

Finally, we conducted a sensitivity analysis to determine the impact of a weakening of one cent in the Canadian dollar against each of the other three currencies. The table below shows the expected impact of this change on our annual revenue and operating profit, after taxes, as well as our net exposure:

			Operating		Net
Exposure	(amounts in millions)	Revenue	Profit	Hedging	Exposure
U.S. dollar (US$ or USD)		$11.5	$3.1	$(2.5)	$0.6
Euro (€ or EUR)		3.4	0.4	(0.2)	0.2
British pound (£ or GBP)		1.5	0.1	(0.1)	0.0

A possible strengthening of one cent in the Canadian dollar would have the opposite impact.

CAE Annual Report 2015 | 11

Management’s Discussion and Analysis

3.6        Non-GAAP and other financial measures

This MD&A includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. You should not confuse this information with, or use it as an alternative for, performance measures calculated according to GAAP. You should also not use them to compare with similar measures from other companies.

Backlog

Obligated backlog is a non-GAAP measure that represents the expected value of orders we have received but have not yet executed.

-    For the Civil Aviation Training Solutions segment, we consider an item part of our obligated backlog when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract or an order and includes the value of expected future revenues. Revenues from customers with both long-term and short-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;

-    For the Defence and Security segment, we consider an item part of our obligated backlog when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract or an order. Defence and Security contracts are usually executed over a long-term period and some of them must be renewed each year. For this segment, we only include a contract item in obligated backlog when the customer has authorized the contract item and has received funding for it;

-    For the Healthcare segment, order intake is typically converted into revenue within one year, therefore we assume that order intake is equal to revenue and consequently, backlog is nil.

Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above.

Unfunded backlog is a non-GAAP measure that represents firm Defence and Security orders we have received but have not yet executed and for which funding authorization has not yet been obtained. We include unexercised negotiated options which we view as having a high probability of being exercised, but exclude indefinite-delivery/indefinite-quantity (IDIQ) contracts.

Total backlog includes obligated backlog, joint venture backlog and unfunded backlog.

The book-to-sales ratio is the total orders divided by total revenue in a given period.

Capital employed

Capital employed is a non-GAAP measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives:

Capital used:

-    For the company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and the current portion of long-term debt);

-    For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and the current portion of long-term debt, royalty obligations, employee benefits obligations and other non-operating liabilities).

Source of capital:

-    In order to understand our source of capital, we add net debt to total equity.

Capital expenditures (maintenance and growth) from property, plant and equipment

Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity.

Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

Free cash flow

Free cash flow is a non-GAAP measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, investment in other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

Gross profit

Gross profit is a non-GAAP measure equivalent to the operating profit from continuing operations excluding research and development expenses, selling, general and administrative expenses, other (gains) losses – net and after tax share in profit of equity accounted investees.

12 | CAE Annual Report 2015

Management’s Discussion and Analysis

Net debt

Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

Net debt-to-capital is calculated as net debt divided by the sum of total equity plus net debt.

Non-cash working capital

Non-cash working capital is a non-GAAP measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents and assets held for sale) and subtracting current liabilities (not including the current portion of long-term debt and liabilities related to assets held for sale).

Operating profit

Operating profit is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track operating profit because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

Research and development expenses

Research and development expenses are a financial measure we use to measure the amount of expenditures directly attributable to research and development activities that we have expensed during the period, net of investment tax credits and government contributions.

Return on capital employed

Return on capital employed (ROCE) is a non-GAAP measure we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking net income attributable to equity holders of the Company excluding net finance expense, after tax, divided by the average capital employed.

Segment operating income

Segment operating income (SOI) is a non-GAAP measure and our key indicator of each segment’s financial performance. This measure gives us a good indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate it by using segment operating profit, including the after tax share in profit of equity accounted investees and excluding net finance expense, income taxes and other items not specifically related to the segment’s performance.

Simulator equivalent unit

Simulator equivalent unit (SEU) is an operating measure we use to show the total average number of FFSs available to generate earnings during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs deployed under this joint venture as a SEU. If a FFS is being powered down and relocated, it will not be included as a SEU until the FFS is re-installed and available to generate earnings.

Utilization rate

Utilization rate is an operating measure we use to assess the performance of our simulator training network. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

CAE Annual Report 2015 | 13

Management’s Discussion and Analysis

4.     CONSOLIDATED RESULTS [3]

4.1        Results from operations – fourth quarter of fiscal 2015

(amounts in millions, except per share amounts)		Q4-2015	Q3-2015	Q2-2015	Q1-2015	Q4-2014
Revenue		$631.6	559.1	529.4	526.2	575.7
Cost of sales		$449.6	410.1	393.2	389.7	415.7
Gross profit[3]		$182.0	149.0	136.2	136.5	160.0
As a % of revenue	%	28.8	26.6	25.7	25.9	27.8
Research and development expenses[3]		$19.5	13.6	16.6	14.4	19.5
Selling, general and administrative expenses		$69.4	70.8	60.5	63.9	70.0
Other gains – net		$(5.6)	(10.7)	(0.2)	(3.8)	(8.1)
After tax share in profit of equity accounted investees		$(6.7)	(7.6)	(13.5)	(9.7)	(8.1)
Operating profit from continuing operations[3]		$105.4	82.9	72.8	71.7	86.7
As a % of revenue	%	16.7	14.8	13.8	13.6	15.1
Finance income		$(2.3)	(3.3)	(2.1)	(2.1)	(2.3)
Finance expense		$20.6	21.1	20.4	18.6	18.7
Finance expense – net		$18.3	17.8	18.3	16.5	16.4
Earnings before income taxes and discontinued operations		$87.1	65.1	54.5	55.2	70.3
Income tax expense		$20.2	13.1	12.9	11.6	10.5
As a % of earnings before income taxes and
discontinued operations (income tax rate)%		23	20	24	21	15
Earnings from continuing operations		$66.9	52.0	41.6	43.6	59.8
Earnings (loss) from discontinued operations		$0.8	0.9	0.9	(2.0)	0.1
Net income		$67.7	52.9	42.5	41.6	59.9
Attributable to:
Equity holders of the Company
Continuing operations		$63.3	52.1	42.0	43.8	59.9
Discontinued operations		$0.8	0.9	0.9	(2.0)	0.1
		64.1	53.0	42.9	41.8	60.0
Non-controlling interests		$3.6	(0.1)	(0.4)	(0.2)	(0.1)
		$67.7	52.9	42.5	41.6	59.9
Earnings per share (EPS) attributable to equity holders
of the Company
Basic and diluted - continuing operations		$0.24	0.20	0.16	0.17	0.23
Basic and diluted - discontinued operations		$-	-	-	(0.01)	-
		$0.24	0.20	0.16	0.16	0.23

Revenue from continuing operations was 13% higher than last quarter and 10% higher compared to the fourth quarter of fiscal 2014

Revenue from continuing operations was $72.5 million higher than last quarter mainly because:

-    Civil Aviation Training Solutions revenue increased by $45.5 million, or 14%, mainly due to higher revenue generated in North America and Europe as a result of higher simulator utilization rates and higher production levels from our manufacturing facility driven by an increase in order intake. Revenue also benefited from a favourable foreign exchange impact resulting from a stronger U.S. dollar against the Canadian dollar;

-    Defence and Security revenue increased by $19.0 million, or 9%, mainly due to a favourable foreign exchange impact on the translation of foreign operations and higher revenue resulting from the completion of certain North American programs and a higher level of activity on Australian programs, partially offset by lower revenue from Asian programs;

-    Healthcare revenue increased by $8.0 million, or 38%, due to higher revenue from simulation centre management solutions as a result of an increase in the number of systems delivered this quarter and higher patient simulator revenue. The increase was also attributable to a favourable foreign exchange impact resulting from a stronger U.S. dollar against the Canadian dollar.

3 Non-GAAP and other financial measures (see Section 3.6).

14 | CAE Annual Report 2015

Management’s Discussion and Analysis

Revenue from continuing operations was $55.9 million higher than the same period last year largely because:

-    Civil Aviation Training Solutions revenue increased by $44.1 million, or 14%, mainly due to higher production levels from our manufacturing facility, the contribution from additional simulators deployed in our network, higher revenue from our crew sourcing business and higher training demand in North America and Europe. Revenue also benefited from a favourable foreign exchange impact resulting from a stronger U.S. dollar, partially offset by a weaker Euro against the Canadian dollar;

-    Healthcare revenue increased by $7.4 million, or 34%, mainly due to higher patient simulator revenue and higher revenue from simulation centre management solutions. The increase was also due to a favourable foreign exchange impact resulting from a stronger U.S. dollar against the Canadian dollar;

-    Defence and Security revenue increased by $4.4 million, or 2%, mainly due to higher revenue from European programs and a favourable foreign exchange impact on the translation of foreign operations, partially offset by lower revenue from North American programs.

You will find more details in Results by segment.

Operating profit from continuing operations was $22.5 million higher than last quarter and $18.7 million higher compared to the fourth quarter of fiscal 2014

Operating profit from continuing operations for this quarter was $105.4 million or 16.7% of revenue, compared to $82.9 million or 14.8% of revenue last quarter and $86.7 million or 15.1% of revenue in the fourth quarter of fiscal 2014.

Operating profit increased by 27% compared to last quarter. Increases in segment operating income4 were $10.9 million, $8.0 million and $3.6 million for Defence and Security, Civil Aviation Training Solutions and Healthcare respectively.[4]

Operating profit increased by 22% over the fourth quarter of fiscal 2014. Increases in segment operating income were $11.5 million, $3.8 million and $3.4 million for Defence and Security, Civil Aviation Training Solutions and Healthcare respectively.

You will find more details in Results by segment.

Net finance expense was $0.5 million higher compared to last quarter and $1.9 million higher over the fourth quarter of fiscal 2014

The increase over last quarter was mainly due to lower interest income partially offset by lower finance expense on royalty obligations.

The increase over the fourth quarter of fiscal 2014 was mainly due to higher finance expense on royalty and R&D obligations.

Income tax rate was 23% this quarter

Income taxes this quarter were $20.2 million, representing an effective tax rate of 23%, compared to 20% last quarter and 15% for the fourth quarter of fiscal 2014.

The increase in the tax rate over last quarter was mainly due to changes in exchange rates that gave rise to deferred tax liabilities, tax adjustments and assessments, as well as the settlement of tax audits.

The increase in the tax rate over the fourth quarter of fiscal year 2014 was mainly due to changes in exchange rates that gave rise to deferred tax liabilities, tax adjustments and assessments, the settlement of tax audits, as well as the change in the mix of income from various jurisdictions.

4 Non-GAAP and other financial measures (see Section 3.6).

CAE Annual Report 2015 | 15

Management’s Discussion and Analysis

4.2        Results from operations – fiscal 2015

(amounts in millions, except per share amounts)		FY2015	FY2014
Revenue		$2,246.3	2,077.9
Cost of sales		$1,642.6	1,512.8
Gross profit		$603.7	565.1
As a % of revenue	%	26.9	27.2
Research and development expenses		$64.1	67.7
Selling, general and administrative expenses		$264.6	259.3
Other gains – net		$(20.3)	(21.2)
After tax share in profit of equity accounted investees		$(37.5)	(30.0)
Operating profit from continuing operations		$332.8	289.3
As a % of revenue	%	14.8	13.9
Finance income		$(9.8)	(9.6)
Finance expense		$80.7	80.5
Finance expense – net		$70.9	70.9
Earnings before income taxes and discontinued operations		$261.9	218.4
Income tax expense		$57.8	29.0
As a % of earnings before income taxes and
discontinued operations (income tax rate)%		22	13
Earnings from continuing operations		$204.1	189.4
Earnings from discontinued operations		$0.6	1.7
Net income		$204.7	191.1
Attributable to:
Equity holders of the Company
Continuing operations		$201.2	188.3
Discontinued operations		$0.6	1.7
		201.8	190.0
Non-controlling interests		$2.9	1.1
		$204.7	191.1
EPS attributable to equity holders of the Company
Basic and diluted - continuing operations		$0.76	0.72
Basic and diluted - discontinued operations		$-	0.01

Revenue from continuing operations was 8% or $168.4 million higher than last year

Revenue from continuing operations was higher than last year mainly because:

-    Civil Aviation Training Solutions revenue increased by $117.9 million, or 10%, mainly due to a favourable foreign exchange impact resulting from a stronger U.S. dollar, British pound and Euro against the Canadian dollar, the contribution from additional simulators deployed in our network, higher production levels from our manufacturing facility and higher revenue from our crew sourcing business;

-    Defence and Security revenue increased by $35.4 million, or 4%, mainly due to a favourable foreign exchange impact on the translation of foreign operations and higher revenue from European programs. The increase was partially offset by lower revenue from North American programs due to a higher level of activity on programs nearing completion last year;

-    Healthcare revenue increased by $15.1 million, or 19%, mainly due to higher patient simulator revenue resulting primarily from our maternal fetal simulator, higher revenue from simulation centre management solutions driven by an increase in the number of systems delivered and the launch of new products and a favourable foreign exchange impact resulting from a stronger U.S. dollar against the Canadian dollar.

You will find more details in Results by segment.

16 | CAE Annual Report 2015

Management’s Discussion and Analysis

Gross profit was $38.6 million higher than last year

The gross profit was $603.7 million this year, or 26.9% of revenue compared to $565.1 million or 27.2% of revenue last year. As a percentage of revenue, gross profit was stable when compared to last year.

Operating profit from continuing operations was $43.5 million higher than last year

Operating profit from continuing operations this year was $332.8 million, or 14.8% of revenue, compared to $289.3 million, or 13.9% of revenue last year.

Operating profit increased $43.5 million, or 15% compared to last year. Increases in segment operating income were $30.7 million, $7.8 million and $5.0 million for Civil Aviation Training Solutions, Defence and Security and Healthcare respectively.

You will find more details in Results by segment.

Net finance expense was $70.9 million, stable compared to last year

FY2014 to
(amounts in millions)	FY2015
Net finance expense, prior period	$70.9
Change in finance expense from the prior period:
Increase in finance expense on long-term debt (other than finance leases)	$2.6
Increase in finance expense on finance leases	0.2
Decrease in finance expense on royalty obligations	(0.2)
Decrease in other finance expense	(1.7)
Decrease in borrowing costs capitalized	(0.7)
Increase in finance expense from the prior period	$0.2
Change in finance income from the prior period:
Increase in interest income on loans and receivables	$(0.4)
Decrease in other finance income	0.2
Increase in finance income from the prior period	$(0.2)
Net finance expense, current period	$70.9

Income tax rate was 22% this year

This fiscal year, income taxes were $57.8 million, representing an effective tax rate of 22%, compared to 13% for the same period last year.

The increase in the tax rate compared to fiscal year 2014 is mainly attributable to changes in exchange rates that gave rise to deferred tax liabilities as well as a favourable decision by the Federal Court of Appeal, rendered last year, with respect to the tax treatment of the depreciation and sale of simulators in Canada.

4.3        Results from discontinued operations

During the first quarter of fiscal 2015, we decided to divest our mining business (CAE Mining) which was previously reported within the former New Core Markets segment in order to focus our resources and capital investment in targeted growth opportunities in our other three core markets: Civil Aviation Training Solutions, Defence and Security and Healthcare. CAE Mining delivers products and services across the mining value chain. In accordance with the requirements of IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, income and expenses associated with CAE Mining have been classified and reported separately as discontinued operations in our consolidated financial statements and the results for the two prior years were restated accordingly.

For the year ended March 31, 2015, revenue for CAE Mining was $34.6 million, $2.4 million or 6% lower than last year. The decrease compared to last year was mainly due to lower consulting services revenue partially offset by higher mining equipment simulator revenue and an increase in software licence revenue.

Earnings from discontinued operations was $0.6 million this year, $1.1 million lower compared to the prior year. The decrease was mainly attributable to lower revenue and the measurement to fair value of certain assets held for sale partially offset by lower depreciation and amortization, as well as lower administrative expenses.

CAE Annual Report 2015 | 17

Management’s Discussion and Analysis

4.4        Consolidated orders and total backlog

Our total consolidated backlog was $5,357.2 million at the end of fiscal 2015, which is 7% higher than last year. New orders of $2,361.2 million were added this year, partially offset by $2,246.3 million in revenue generated from our obligated backlog. The adjustment of $33.6 million was mainly related to foreign exchange movements, partially offset by the termination of a contract in North America and the revaluation of certain contracts within our Defence and Security segment. Our joint venture backlog5 was $607.8 million and our unfunded backlog5 was $395.3 million.

Total backlog up 7% over last year

(amounts in millions)	FY2015	FY2014
Obligated backlog, beginning of period	$4,205.6	$3,717.8
+ orders	2,361.2	2,343.3
- revenue	(2,246.3)	(2,077.9)
+ / - adjustments	33.6	222.4
Obligated backlog, end of period	$4,354.1	$4,205.6
Joint venture backlog (all obligated)	607.8	392.5
Unfunded backlog	395.3	406.7
Total backlog	$5,357.2	$5,004.8

In fiscal 2014, adjustments were mainly due to a positive foreign exchange impact. [5]

The book-to-sales ratio for the quarter was 1.05x. The ratio for the last 12 months was 1.05x.

You will find more details in Results by segment.

5 Non-GAAP and other financial measures (see Section 3.6).

18 | CAE Annual Report 2015

Management’s Discussion and Analysis

5.     RESULTS BY SEGMENT

During the first quarter of fiscal 2015, we modified our operating segments. This resulted from changes in the organizational structure undertaken to better reflect our operating segments with our integrated solutions approach to market. This change reflects the way management measures profitability and performance and how we allocate resources. As such, we believe the information presented to be more relevant as it is better aligned with the way our business is managed internally. [6]

We manage our business and report our results in three segments:

-    Civil Aviation Training Solutions;

-    Defence and Security;

-    Healthcare.

The method used for the allocation of assets jointly used by the operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales.

Unless otherwise indicated, elements within our segment revenue and segment operating income analysis are presented in order of magnitude.

KEY PERFORMANCE INDICATORS

Segment operating income
(amounts in millions, except operating margins)		FY2015	FY2014	Q4-2015	Q3-2015	Q2-2015	Q1-2015	Q4-2014

Civil Aviation Training Solutions		$210.5	179.8	61.8	53.8	45.4	49.5	58.0
	%	16.3	15.3	16.8	16.7	15.3	16.0	17.9

Defence and Security		$115.6	107.8	39.5	28.6	25.6	21.9	28.0
	%	13.5	13.1	16.8	13.3	12.2	11.1	12.2

Healthcare		$6.7	1.7	4.1	0.5	1.8	0.3	0.7
	%	7.1	2.1	14.0	2.3	7.4	1.5	3.2
Total segment operating income (SOI)		$332.8	289.3	105.4	82.9	72.8	71.7	86.7

Capital employed6

	March 31	December 31	September 30	June 30	March 31
(amounts in millions)	2015	2014	2014	2014	2014

Civil Aviation Training Solutions	$1,984.2	1,887.7	1,879.4	1,795.8	1,776.3

Defence and Security	$675.5	661.8	619.6	590.4	567.3

Healthcare*	$206.5	191.4	188.7	181.1	181.6

	$2,866.2	2,740.9	2,687.7	2,567.3	2,525.2

* Comparative periods exclude net assets related to the CAE Mining discontinued operations.

6 Non-GAAP and other financial measures (see Section 3.6).

CAE Annual Report 2015 | 19

Management’s Discussion and Analysis

5.1     Civil Aviation Training Solutions

FISCAL 2015 EXPANSIONS AND NEW INITIATIVES

Expansions

-    We signed a joint venture agreement with Japan Airlines (JAL) to provide flight crew training services across Northeast Asia, where JAL’s training commenced in April 2015;

-    We announced, with Lufthansa Flight Training, the creation of a joint venture operating under the name of Flight Training Alliance to provide pilot and cabin crew training for Bombardier’s CSeries aircraft. Flight Training Alliance was appointed by Bombardier as its exclusive Authorized Training Provider for CSeries aircraft worldwide;

-    We signed a joint venture agreement with Shanghai Eastern Flight Training Co., Ltd, a subsidiary of China Eastern Airlines, where we will train more than 650 cadet pilots over the next five years;

-    We announced the next phase of expansion of our training network in the Middle East, where we will deploy several FFSs, including, amongst others, the Dassault Falcon 5X, Boeing 747-8, Boeing 787 as well as FFSs for Bombardier, Gulfstream, Bell and Sikorsky platforms. As part of this expansion, our joint venture Emirates-CAE Flight Training  will double its second Dubai training facility’s flight simulator training capacity for pilots;

-    We opened a new business aviation training facility near Dallas Fort Worth, U.S. and added new pilot training programs to our existing Dallas facility. The combined training space includes 40 simulators, 114 classrooms and 80 briefing rooms, making it the largest training campus in the world;

-    We announced the expansion of our Authorized Training Provider (ATP) network to include the Bombardier Challenger 350 business jet, offering flight and technical training through our own instructors, infrastructure and simulators and began offering Bombardier Global Express and Global Express XRS pilot and maintenance training programs in our New York training centre located in Morristown, U.S.;

-    We announced the expansion of our network with the addition of a training centre in Bogota, Colombia where we will install an A320 CAE 7000 Series full-flight simulator in calendar 2015.

New programs and products

-    We launched, with Líder Aviação, a new helicopter pilot training program in São Paulo, Brazil, for operators of the S-92 Sikorsky aircraft. The S-92 training program is an extension of the joint venture between CAE and Líder, and will support flight training for all of Líder's S-92 pilots;

-    We were appointed by Bombardier Aerospace as the ATP for the CRJ family of regional aircraft that includes the CRJ100/200, CRJ700 NextGen, CRJ900 NextGen andCRJ1000 NextGen aircraft. Under this agreement, CAE instructors will deliver CRJ aircraft flight training courses globally;

-    Our joint venture ECFT announced, with flydubai, that it will provide a training program for low-hour commercial pilots to accumulate the required number of flying hours and become type rated;

-    We inaugurated the world’s first CAE 7000XR Series full-flight simulator at Middle East Aviation Academy in Beirut, Lebanon.

ORDERS

Civil Aviation Training Solutions obtained contracts this quarter expected to generate future revenues of $398.0 million, including contracts for 10 FFSs.

FFS contracts awarded for the quarter:

-    One Bombardier Q400 simulator to WestJet Encore;

-    One Aircraft Industries L410 turboprop simulator to the Czech Aviation Training Centre;

-    One Airbus A350 FFS to China Airlines;

-    Two Boeing 737-800 FFSs to Southwest Airlines;

-    Five FFSs to undisclosed customers.

This brings the civil FFS order intake for the year to 41 FFSs.

Other notable contract awards for the quarter included:

-    A new 10-year contract with Mesa Airlines, Inc. for pilot training services;

-    A new long-term contract with low-cost carrier VivaColombia for pilot training services;

-    A long-term renewal and a new contract with BA CityFlyer for pilot training services;

-    A long-term renewal contract with Jet Time A/S for pilot training services;

-    A new long-term contract with Blue1 Ltd for pilot training services;

-    A new contract with Aeroméxico Connect for pilot training services.

20 | CAE Annual Report 2015

Management’s Discussion and Analysis

Financial results
(amounts in millions, except operating margins, SEU, FFSs deployed and utilization rate)		FY2015	FY2014	Q4-2015	Q3-2015	Q2-2015	Q1-2015	Q4-2014
Revenue		$1,294.6	1,176.7	367.6	322.1	296.0	308.9	323.5
Segment operating income		$210.5	179.8	61.8	53.8	45.4	49.5	58.0
Operating margins	%	16.3	15.3	16.8	16.7	15.3	16.0	17.9
Depreciation and amortization		$120.1	110.5	30.8	31.0	29.5	28.8	29.3
Property, plant and equipment
expenditures		$111.3	128.3	29.4	25.1	28.5	28.3	57.0
Intangible assets and other
assets expenditures		$40.6	40.4	8.8	11.5	9.3	11.0	12.0
Capital employed		$1,984.2	1,776.3	1,984.2	1,887.7	1,879.4	1,795.8	1,776.3
Total backlog		$2,903.3	2,424.8	2,903.3	2,586.1	2,415.9	2,414.7	2,424.8
SEU[7]		197	191	201	200	196	192	194
FFSs deployed		256	239	256	246	245	241	239
Utilization rate[7]	%	68	68	70	68	62	72	71

Revenue up 14% over last quarter and up 14% over the fourth quarter of fiscal 2014[7]

The increase over last quarter was mainly due to higher revenue generated in North America and Europe as a result of higher simulator utilization rates and higher production levels from our manufacturing facility driven by an increase in order intake. Revenue also benefited from a favourable foreign exchange impact resulting from a stronger U.S. dollar against the Canadian dollar.

The increase over the fourth quarter of fiscal 2014 was mainly due to higher production levels from our manufacturing facility, the contribution from additional simulators deployed in our network, higher revenue from our crew sourcing business and higher training demand in North America and Europe. Revenue also benefited from a favourable foreign exchange impact resulting from a stronger U.S. dollar, partially offset by a weaker Euro against the Canadian dollar.

Revenue was $1,294.6 million this year, 10% or $117.9 million higher than last year

The increase was mainly due to a favourable foreign exchange impact resulting from a stronger U.S. dollar, British pound and Euro against the Canadian dollar, the contribution from additional simulators deployed in our network, higher production levels from our manufacturing facility and higher revenue from our crew sourcing business.

Segment operating income up 15% over last quarter and up 7% over the fourth quarter of fiscal 2014

Segment operating income was $61.8 million (16.8% of revenue) this quarter, compared to $53.8 million (16.7% of revenue) last quarter and $58.0 million (17.9% of revenue) in the fourth quarter of fiscal 2014.

Segment operating income increased by $8.0 million, or 15%, over last quarter. The increase was mainly due to higher simulator utilization rates in North America and Europe, a favourable foreign exchange impact from translation of operations and gains recognized on the partial disposal of certain interests in investments. The increase was partially offset by a less favourable program mix, higher income last quarter due to compensation for a terminated customer service agreement recognized during that period and an unfavourable foreign exchange impact from the revaluation of certain working capital accounts, driven mainly by the variation in the Brazilian real.

Segment operating income increased by $3.8 million, or 7%, over the fourth quarter of fiscal 2014. The increase was mainly due to the contribution from additional simulators deployed in our network, higher training demand in North America and Europe and gains recognized on the partial disposal of certain interests in investments. The increase was partially offset by a less favourable program mix, the realization of gains last year on disposal of assets and an unfavourable foreign exchange impact from the revaluation of certain working capital accounts.

Segment operating income was $210.5 million, 17% or $30.7 million higher than last year

Segment operating income was $210.5 million (16.3% of revenue) this year, compared to $179.8 million (15.3% of revenue) last year.

The increase was mainly attributable to the contribution from additional simulators deployed in our network and higher income in one of our joint ventures arising from the recognition of a deferred tax asset. The increase was also due to gains recognized on the partial disposal of certain interests in investments, compensation for a terminated customer service agreement and a favourable foreign exchange impact from translation of operations. The increase was partially offset by a less favourable program mix, by the realization of gains last year on disposal of assets and from a reversal recognized last year of an acquisition‑related provision, and an unfavourable foreign exchange impact from the revaluation of certain working capital accounts.

7 Non-GAAP and other financial measures (see Section 3.6).

CAE Annual Report 2015 | 21

Management’s Discussion and Analysis

Property, plant and equipment expenditures at $29.4 million this quarter and $111.3 million for the year

Maintenance capital expenditures were $9.5 million for the quarter and $37.9 million for the year. Growth capital expenditures were $19.9 million for the quarter and $73.4 million for the year.

Capital employed increased by $96.5 million over last quarter and by $207.9 million over last year

The increase in capital employed over the last quarter was mainly due to higher property, plant and equipment and a higher investment in equity accounted investees resulting primarily from movements in foreign exchange rates. Our investment in equity accounted investees was also higher as a result of the addition of a new joint venture during the quarter. The increase was partially offset by a lower investment in our non-cash working capital mainly as a result of higher accounts payable and accrued liabilities and lower inventories, partially offset by lower contracts in progress liabilities.

The increase in capital employed over last year was mainly due to higher property, plant and equipment resulting from capital expenditures and movements in foreign exchange rates, partially offset by depreciation. The increase was also attributable to a higher investment in equity accounted investees due to movements in foreign exchange rates, increased profitability and the addition of new joint ventures. Capital employed was also higher compared to last year due to a higher investment in our non-cash working capital mainly as a result of lower contracts in progress liabilities and higher accounts receivable and contracts in progress assets, partially offset by higher accounts payable and accrued liabilities.

Total backlog was at $2,903.3 million at the end of the year

(amounts in millions)	FY2015	FY2014
Obligated backlog, beginning of period	$2,161.7	$1,722.6
+ orders	1,512.3	1,507.3
- revenue	(1,294.6)	(1,176.7)
+ / - adjustments (mainly F/X)	18.3	108.5
Obligated backlog, end of period	$2,397.7	$2,161.7
Joint venture backlog (all obligated)	505.6	263.1
Total backlog	$2,903.3	$2,424.8

This quarter's book-to-sales ratio was 1.08x. The ratio for the last 12 months was 1.17x.

5.2        Defence and Security

FISCAL 2015 EXPANSIONS AND NEW INITIATIVES

Expansions

-    We delivered two new T-44C flight training devices to support T-44C aircrew training services that CAE is providing to the U.S. Navy and Marine Corps as part of a contractor-owned, contractor-operated training services program at the Naval Air Station Corpus Christi;

-    We are now providing comprehensive training support services at Royal Australian Air Force (RAAF) Base Townsville following the acceptance into service of a second MRH90 FMS by the Australian Defence Forces;

-    We announced that we would acquire Bombardier’s Military Aviation Training business, which includes the NATO Flying Training in Canada program, to enhance our training systems integrator capabilities and expand our offering into support for live flying training of future military pilots;

-    We are now providing training support services at HMAS Albatross in Australia following the start of MH-60R helicopter training by the Royal Australian Navy.

New programs and products

-    We will develop and deliver a Naval Warfare Training System (NWTS) for the Swedish Navy. The NWTS will be a comprehensive, simulation based system including simulation software, hardware, wargaming consoles and instructor operator stations;

-    We will deliver a comprehensive visual system to Korea Aerospace Industries for use on a T-50 full-mission simulator, marking CAE’’s first involvement on KAI’s T-50 jet trainer and light attack aircraft platform;

-    We officially inaugurated training at the CAE Brunei MPTC where training programs for the S-92 helicopter and PC-7 trainer aircraft are now being offered;

-    We announced that we will develop and deliver an Aeromedical Evacuation Training System for the USAF that includes a high-fidelity C-130 fuselage trainer as well as CAE Healthcare human patient simulators;

-    We launched the next-generation CAE Medallion-6000 visual system designed to help provide realistic, high-performance synthetic environments specifically for the defence and security market;

-    We were selected by NAVMAR Applied Sciences Corporation, a leading supplier of unmanned aerial systems (UAS), as its preferred simulation and training provider for the NAVMAR TigerShark XP UAS.

22 | CAE Annual Report 2015

Management’s Discussion and Analysis

ORDERS

Defence and Security was awarded $237.8 million in orders this quarter, including notable contract awards from:

-    Lockheed Martin to design and manufacture a C-130J weapon systems trainer for the USAF Air Mobility Command;

-    Australia’s Defence Material Organisation to perform upgrades on the RAAF’s C-130J full-flight mission simulator as well as provide new CAE Simfinity desktop trainers and instructor tools;

-    The United Kingdom Ministry of Defence to perform upgrades and enhance the training services for the Royal Air Force at CAE’s Medium Support Helicopter Aircrew Training Facility;

-    Alenia Aermacchi to provide an M-346 full-mission simulator and M-346 part-task trainer to support the Italian Air Force;

-    The United Kingdom Ministry of Defence to provide logistics support and maintenance services on the British Army's suite of Warrior infantry fighting vehicle direct and indirect fire trainers;

-    The NATO Support and Procurement Agency to provide maintenance and support services on the Lynx full-mission flight trainer in Germany;

-    The Government of Canada to perform a major visual system update on the RCAF’s CH-146 Griffon helicopter full-motion flight simulator located at the Canadian Forces Base in New Brunswick;

-    AgustaWestland to design and manufacture a suite of AW101 Merlin synthetic training equipment to support the Royal Navy’s Merlin Life Sustainment Program;

-    Boeing for two P-8A Poseidon operational flight trainers for the RAAF;

-    AgustaWestland to design and manufacture an AW139 full-flight simulator for the Toll Group in Australia.

Financial results
(amounts in millions, except operating margins)		FY2015	FY2014	Q4-2015	Q3-2015	Q2-2015	Q1-2015	Q4-2014
Revenue		$857.4	822.0	234.7	215.7	209.1	197.9	230.3
Segment operating income		$115.6	107.8	39.5	28.6	25.6	21.9	28.0
Operating margins	%	13.5	13.1	16.8	13.3	12.2	11.1	12.2
Depreciation and amortization		$55.7	42.4	15.2	14.2	14.1	12.2	12.2
Property, plant and equipment
expenditures		$30.2	26.0	10.8	2.4	6.5	10.5	8.0
Intangible assets and other
assets expenditures		$19.1	16.3	5.5	3.0	5.8	4.8	6.0
Capital employed		$675.5	567.3	675.5	661.8	619.6	590.4	567.3
Total backlog		$2,453.9	2,580.0	2,453.9	2,381.9	2,397.0	2,516.8	2,580.0

Revenue up 9% over last quarter and up 2% over the fourth quarter of fiscal 2014

The increase over last quarter was mainly due to a favourable foreign exchange impact on the translation of foreign operations, higher revenue resulting from the completion of certain North American programs and a higher level of activity on Australian programs, partially offset by lower revenue from Asian programs.

The increase over the fourth quarter of fiscal 2014 was mainly due to higher revenue from European programs and a favourable foreign exchange impact on the translation of foreign operations, partially offset by lower revenue from North American programs.

Revenue was $857.4 million this year, 4% or $35.4 million higher than last year

The increase was mainly due to a favourable foreign exchange impact on the translation of foreign operations and higher revenue from European programs. The increase was partially offset by lower revenue from North American programs due to a higher level of activity on programs nearing completion last year.

Segment operating income up 38% over last quarter and up 41% over the fourth quarter of fiscal 2014

Segment operating income was $39.5 million (16.8% of revenue) this quarter, compared to $28.6 million (13.3% of revenue) last quarter and $28.0 million (12.2% of revenue) in the fourth quarter of fiscal 2014.

The increase over last quarter was mainly due to an increase in investment tax credits claimed during the quarter, a favourable foreign exchange impact and higher volume on Australian programs, partially offset by higher research and development expenses net of government funding.

The increase over the fourth quarter of fiscal 2014 was mainly due to an increase in investment tax credits claimed during the quarter, higher margins on Asian and Australian programs and a favourable foreign exchange impact, partially offset by lower volume on North American programs.

CAE Annual Report 2015 | 23

Management’s Discussion and Analysis

Segment operating income was $115.6 million this year, 7% or $7.8 million higher than last year

Segment operating income was $115.6 million (13.5% of revenue) this year, compared to $107.8 million (13.1% of revenue) last year.

The increase was mainly due to an increase in investment tax credits claimed during the year, a favourable foreign exchange impact, lower research and development expenses net of government funding and higher volume on Australian and European programs, partially offset by lower volume from North American programs.

Capital employed increased by $13.7 million over last quarter and by $108.2 million over last year

The increase over last quarter was mainly due to higher intangible assets and property, plant and equipment resulting mainly from movements in foreign exchange rates. The increase was partially offset by lower non-cash working capital resulting mainly from higher accounts payable and accrued liabilities and lower accounts receivable, partially offset by an increase in contracts in progress assets.

The increase over last year was mainly due to higher property, plant and equipment resulting primarily from capital expenditures and the addition of a building under a new finance lease entered into during the year. Property, plant and equipment and intangible assets were also higher as a result of movements in foreign exchange rates. The increase was also due to lower other long-term liabilities.

Total backlog down 5% compared to last year

(amounts in millions)	FY2015	FY2014
Obligated backlog, beginning of period	$2,043.9	$1,995.2
+ orders	754.6	756.8
- revenue	(857.4)	(822.0)
+ / - adjustments	15.3	113.9
Obligated backlog, end of period	$1,956.4	$2,043.9
Joint venture backlog (all obligated)	102.2	129.4
Unfunded backlog	395.3	406.7
Total backlog	$2,453.9	$2,580.0

Fiscal 2015 adjustments are mainly due to foreign exchange movements, partially offset by the termination of a contract in North America and the revaluation of certain contracts during the year. Adjustments in fiscal 2014 were mainly due to foreign exchange movements.

This quarter's book-to-sales ratio was 1.01x. The ratio for the last 12 months was 0.88x.

In fiscal 2015, $143.2 million of unfunded backlog was transferred to obligated backlog and $116.0 million was added to the unfunded backlog.

5.3        Healthcare

FISCAL 2015 EXPANSIONS AND NEW INITIATIVES

Expansions

-    We signed agreements with ten new product distributors representing 17 countries in Europe, Northern Africa and the Asia-Pacific region;

-    We expanded our agreement with Tellyes Scientific, which is now the exclusive distributor for all CAE Healthcare products in China;

-    We expanded our partnership agreement with Université de Montréal’s Clinical Attitudes and Skills learning centre for five years and will continue to operate the centre, deliver simulation-based instruction and develop innovative medical simulation solutions;

-    We signed an agreement to become the North American distributor for VirtaMed surgical simulators with exclusive rights to distribute the VirtaMed ArthroSTM complete training curriculum for knee and shoulder arthroscopy;

-    We announced that we will provide a turnkey healthcare simulation training centre in Turkmenistan to advance medical education in medicine, nursing and paramedic education. The centre will be the first to offer multi-disciplinary medical simulation training in Turkmenistan.

New programs and products

-    We introduced CAE Replay, a streamlined simulation centre management solution for debrief designed to capture both medical simulation scenarios and live clinical events at the Human Patient Simulation Network World conference held in Sarasota, U.S.;

-    We launched and began production on our first Lucina Fidelis Maternal Fetal Simulators and introduced a female patient module that allows it to be used as both a pregnant and non-pregnant patient simulator;

-    We developed a simulation-based training solution for physicians using the Impella® heart pump in partnership with device manufacturer Abiomed, a leading provider of breakthrough heart support technologies;

-    We released an updated operating system for the VIMEDIX ultrasound simulator, new lung and pleural pathologies and the Vimedix Abdo ultrasound simulator for the point of care ultrasound market;

-    We released an Airway Management Learning Module for patient simulators, developed in partnership with the American College of Chest Physicians.

24 | CAE Annual Report 2015

Management’s Discussion and Analysis

ORDERS

CAE Healthcare sales this quarter included:

-    A turnkey healthcare simulation training centre with 17 patient, interventional, ultrasound and simulation centre management solutions, consulting, training and support for the Turkmenistan Ministry of Health;

-    Seven patient simulators, a simulation centre management solution and curriculum to Southeastern University in the U.S;

-    Nine patient simulators, a simulation centre management solution, curriculum and a multi-year warranty service to a community college in the U.S;

-    Eight patient simulators, four simulation centre management solutions, curriculum and a multi-year warranty service to a simulation centre in Thailand;

-    Four patient simulators and a simulation centre management solution to the Moscow City Clinical Hospital in Russia;

-    A simulation centre management solution to St. Joseph’s Healthcare Hamilton in Canada;

-    Two patient simulators, two ultrasound simulators, a simulation centre management solution and curriculum to Clinica Girassol in Angola;

-    Five patient simulators and a multi-year warranty service to the Australian Defence Forces.

Financial results
(amounts in millions, except operating margins)		FY2015	FY2014	Q4-2015	Q3-2015	Q2-2015	Q1-2015	Q4-2014
Revenue		$94.3	79.2	29.3	21.3	24.3	19.4	21.9
Segment operating income		$6.7	1.7	4.1	0.5	1.8	0.3	0.7
Operating margins	%	7.1	2.1	14.0	2.3	7.4	1.5	3.2
Depreciation and amortization		$13.3	11.7	3.6	3.3	3.2	3.2	3.1
Property, plant and equipment
expenditures		$2.7	2.7	0.5	0.5	0.8	0.9	0.5
Intangible assets and other
assets expenditures		$4.6	8.7	0.8	0.7	0.8	2.3	2.5
Capital employed		$206.5	181.6	206.5	191.4	188.7	181.1	181.6

Revenue up 38% over last quarter and up 34% over the fourth quarter of fiscal 2014

The increase over last quarter was mainly due to higher revenue from simulation centre management solutions as a result of an increase in the number of systems delivered this quarter and higher patient simulator revenue. The increase was also driven in part by seasonality as well as a favourable foreign exchange impact resulting from a stronger U.S. dollar against the Canadian dollar.

The increase over the fourth quarter of fiscal 2014 was mainly due to higher patient simulator revenue and higher revenue from simulation centre management solutions. The increase was also due to a favourable foreign exchange impact resulting from a stronger U.S. dollar against the Canadian dollar.

Revenue was $94.3 million this year, 19% or $15.1 million higher than last year

The increase was mainly due to higher patient simulator revenue resulting primarily from our maternal fetal simulator, higher revenue from simulation centre management solutions driven by an increase in the number of systems delivered and the launch of new products and a favourable foreign exchange impact resulting from a stronger U.S. dollar against the Canadian dollar.

Segment operating income up over last quarter and the fourth quarter of fiscal 2014

Segment operating income was $4.1 million this quarter (14.0% of revenue), compared to $0.5 million (2.3% of revenue) last quarter and $0.7 million (3.2% of revenue) in the fourth quarter of fiscal 2014.

The increase over last quarter and over the fourth quarter of fiscal 2014 was mainly due to higher revenue and a favourable product mix.

Segment operating income was $6.7 million this year, $5.0 million higher than last year

Segment operating income was $6.7 million (7.1% of revenue) this year, compared to $1.7 million (2.1% of revenue) last year.

The increase over last year was mainly due to higher revenue and a favourable product mix.

Capital employed increased by $15.1 million over last quarter and by $24.9 million over last year

The increase over last quarter was mainly due to higher intangible assets mainly as a result of movements in foreign exchange rates.

The increase over last year was primarily due to higher intangible assets mainly as a result of movements in foreign exchange rates and an increase in non-cash working capital resulting mainly from higher accounts receivable, partially offset by an increase in accounts payable and accrued liabilities.

CAE Annual Report 2015 | 25

Management’s Discussion and Analysis

6.     CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY

We manage liquidity and regularly monitor the factors that could affect it, including:

-    Cash generated from operations, including timing of milestone payments and management of working capital;

-    Capital expenditure requirements;

-    Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions. [8]

6.1     Consolidated cash movements

(amounts in millions)	FY2015	FY2014	Q4-2015	Q3-2015	Q4-2014
Cash provided by continuing operating activities*	$337.8	$296.3	$101.1	$82.0	$98.4
Changes in non-cash working capital	(69.2)	(20.4)	59.5	9.5	29.1
Net cash provided by continuing operating activities	$268.6	$275.9	$160.6	$91.5	$127.5
Maintenance capital expenditures[8]	(48.5)	(46.1)	(11.5)	(6.1)	(15.1)
Other assets	(15.8)	(23.8)	(5.2)	(3.8)	(5.3)
Proceeds from the disposal of property, plant
and equipment	7.6	15.4	6.1	0.6	8.5
Net (payments to) proceeds from equity accounted investees	(0.3)	4.2	3.0	(0.9)	1.8
Dividends received from equity accounted investees	8.9	15.0	1.2	0.7	0.8
Dividends paid	(46.3)	(40.1)	(12.0)	(12.0)	(9.9)
Free cash flow from continuing operations [8]	$174.2	$200.5	$142.2	$70.0	$108.3
Growth capital expenditures [8]	(95.7)	(110.9)	(29.2)	(21.9)	(50.4)
Capitalized development costs	(41.5)	(43.4)	(9.9)	(9.5)	(12.8)
Other cash movements, net	12.7	3.6	0.8	5.9	14.0
Business combinations, net of cash and cash
equivalents acquired	(2.0)	(3.7)	-	-	(0.4)
Proceeds from partial disposal of interests in investments,
net of cash and cash equivalents disposed	8.5	-	(1.6)	10.1	-
Effect of foreign exchange rate changes on
cash and cash equivalents	8.8	22.4	11.4	1.6	9.1
Net increase in cash before proceeds and
repayment of long-term debt	$65.0	$68.5	$113.7	$56.2	$67.8
* before changes in non-cash working capital

Free cash flow from continuing operations was $142.2 million for the quarter

Free cash flow was $72.2 million higher than last quarter and $33.9 million higher compared to the fourth quarter of fiscal 2014.

Free cash flow was higher compared to last quarter mainly due to favourable changes in non-cash working capital and an increase in cash provided by continuing operating activities.

Free cash flow was higher compared to the fourth quarter of fiscal 2014. The increase was mainly related to favourable changes in non-cash working capital.

Free cash flow from continuing operations was $174.2 million this year

Free cash flow decreased by $26.3 million, or 13%, compared to last year.

Free cash flow was lower compared to last year mainly due to a higher investment in non-cash working capital, lower proceeds from the disposal of property, plant and equipment, higher dividends paid and lower dividends received from equity accounted investees. The decrease was partially offset by an increase in cash provided by continuing operating activities.

Capital expenditures were $40.7 million this quarter and $144.2 million for the year

Growth capital expenditures were $29.2 million this quarter and $95.7 million for the year. Our growth capital allocation decisions are market-driven in nature and are intended to keep pace with the demands of our existing and new customers. Maintenance capital expenditures were $11.5 million this quarter and $48.5 million for the year.

8 Non-GAAP and other financial measures (see Section 3.6).

26 | CAE Annual Report 2015

Management’s Discussion and Analysis

6.2      Sources of liquidity

We have committed lines of credit at floating rates, each provided by a syndicate of lenders. We and some of our subsidiaries can borrow funds directly from these credit facilities to cover operating and general corporate expenses and to issue letters of credit and bank guarantees.

The total amount available through these committed bank lines at March 31, 2015 was US$550.0 million (2014 – US$550.0 million) with an option, subject to lender’s consent, to increase to a total amount of US$850.0 million. There was an equivalent of
US$18.0 million drawn under the facilities as at March 31, 2015 (2014 – US$49.1 million) and US$99.3 million was used for letters of credit (2014 – US$120.4 million). The applicable interest rate on this revolving term credit facility is at our option, based on the bank’s prime rate, bankers’ acceptance rates or LIBOR plus a spread which depends on the credit rating assigned by Standard & Poor’s Rating Services. The current maturity date of our revolving unsecured term credit facilities is October 2018.

We have an unsecured Export Development Canada (EDC) Performance Security Guarantee (PSG) account for US$150.0 million. This is an uncommitted revolving facility for performance bonds, advance payment guarantees or similar instruments. As at
March 31, 2015, the total outstanding for all these instruments translated into Canadian dollars was $82.1 million
(2014 – $48.8 million).

We have a facility of €10.0 million with a European bank for the issuance of bank guarantees and letters of credit. The amount used principally in support of our European defence and security operations, translated into Canadian dollars, was $10.7 million
(2014 – $9.5 million).

We manage a program in which we sell undivided interests in certain of our accounts receivable and contracts in progress assets (current financial assets program) to third parties for cash consideration for amounts up to $150.0 million without recourse to CAE. As at March 31, 2015, $113.3 million (2014 – $79.5 million) and nil (2014 – $4.2 million) of specific accounts receivable and contracts in progress assets respectively were sold to financial institutions pursuant to these agreements.

In December 2014, we amended our financing facility for certain of our operations in India to extend the maturity date from
January 2015 to January 2020, with no change to existing terms and conditions.

We entered into and renewed various finance leases for a building in Brunei and for simulators located in Europe. These represent finance lease obligations of $34.5 million as at March 31, 2015.

Some of our debt agreements require that we maintain a certain level of capital. As at March 31, 2015, we are compliant with all our financial covenants.

We believe that our cash and cash equivalents, access to credit facilities and expected free cash flow will provide sufficient flexibility for our business, the payment of dividends and will enable us to meet all other expected financial requirements in the near term.

The following table summarizes the long-term debt:
	As at March 31	As at March 31
(amounts in millions)	2015	2014
Total long-term debt	$1,279.8	$1,168.5
Less:
Current portion of long-term debt	33.7	23.8
Current portion of finance leases	21.8	26.8
Long-term portion of long-term debt	$1,224.3	$1,117.9

CAE Annual Report 2015 | 27

Management’s Discussion and Analysis

6.3      Government assistance

We have agreements with various governments whereby the latter funds a portion of the cost, based on expenditures incurred by CAE, of certain R&D programs for modeling, simulation and training services expertise.

During fiscal 2009, we announced Project Falcon, an R&D program that extended over five years. The goal of Project Falcon was to expand our modeling and simulation technologies, develop new ones and increase our capabilities beyond training into other areas of the aerospace and defence market, such as analysis and operations. Concurrently, the Government of Canada agreed to participate in Project Falcon through a repayable loan of up to $250 million made through the Strategic Aerospace and Defence Initiative (SADI), which supports strategic industrial research and pre-competitive development projects in the aerospace, defence, space and security industries. As at March 31, 2014, Project Falcon was completed.

During fiscal 2010, we announced Project New Core Markets, an R&D program extending over seven years. The aim is to leverage our modeling, simulation and training services expertise into new markets, such as healthcare and mining. The Québec government, through Investissement Québec, agreed to participate up to $100 million in contributions related to costs incurred before the end of fiscal 2016.

During fiscal 2014, we announced Project Innovate, an R&D program extending over five and a half years. The goal of Project Innovate is to expand our modeling and simulation technologies, develop new ones and continue to differentiate our service offering. Concurrently, the Government of Canada agreed to participate in Project Innovate through a repayable loan of up to $250 million made through the SADI.

You will find more details in Note 1 and Note 13 of our consolidated financial statements.

___

6.4      Contractual obligations

We enter into contractual obligations and commercial commitments in the normal course of our business. These include debentures, notes and others. The table below represents our contractual obligations and commitments for the next five years and thereafter:

Contractual obligations
(amounts in millions)	2016	2017	2018	2019	2020	Thereafter	Total
Long-term debt (excluding interest)	$34.3	$108.5	$38.2	$46.8	$194.6	$680.4	$1,102.8
Finance leases (excluding interest)	24.5	31.9	98.2	34.4	75.9	749.1	1,014.0
Non-cancellable operating leases	54.7	43.0	34.4	27.4	24.2	90.3	274.0
Purchase commitments	23.2	22.8	19.2	3.3	-	-	68.5
	$136.7	$206.2	$190.0	$111.9	$294.7	$1,519.8	$2,459.3

We also had total availability under the committed credit facilities of US$432.7 million as at March 31, 2015 compared to US$380.5 million at March 31, 2014.

We have purchase commitments related to agreements that are enforceable and legally binding. Most are agreements with subcontractors to provide services for long-term contracts that we have with our clients. The terms of the agreements are significant because they set out obligations to buy goods or services in fixed or minimum amounts, at fixed, minimum or variable prices and at various points in time.

As at March 31, 2015, we had other long-term liabilities that are not included in the table above. These include some accrued pension liabilities, deferred revenue, deferred gains on assets and various other long-term liabilities. CAE’s cash obligation in respect of the accrued employee pension liability depends on various elements including market returns, actuarial gains and losses and interest rates.

We did not include deferred tax liabilities since future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carry-forwards available.

28 | CAE Annual Report 2015

Management’s Discussion and Analysis

7.     CONSOLIDATED FINANCIAL POSITION

7.1   Consolidated capital employed

	As at March 31	As at March 31
(amounts in millions)	2015	2014
Use of capital:
Current assets	$1,562.5	$1,350.8
Less: cash and cash equivalents	(330.2)	(312.3)
Less: net assets held for sale	(47.0)	-
Current liabilities	(1,039.1)	(964.5)
Less: current portion of long-term debt	55.5	50.6
Non-cash working capital[9]	$201.7	$124.6
Net assets held for sale	47.0	-
Property, plant and equipment	1,461.2	1,341.2
Other long-term assets	1,633.2	1,544.7
Other long-term liabilities	(729.6)	(672.1)
Total capital employed	$2,613.5	$2,338.4
Source of capital:
Current portion of long-term debt	$55.5	$50.6
Long-term debt	1,224.3	1,117.9
Less: cash and cash equivalents	(330.2)	(312.3)
Net debt[9]	$949.6	$856.2
Equity attributable to equity holders of the Company	1,612.7	1,441.6
Non-controlling interests	51.2	40.6
Source of capital	$2,613.5	$2,338.4

Capital employed increased $275.1 million, or 12%, over last year

The increase over last year was mainly due to higher property, plant and equipment, higher other long-term assets and an increase in non-cash working capital. Of the total increase in capital employed, approximately half was due to movements in foreign exchange rates.

Our return on capital employed9 (ROCE) was 10.4% this year compared to 11.4% last year.

Non-cash working capital increased by $77.1 million [9]

The increase was mainly due to higher contracts in progress assets, income taxes recoverable, inventory and accounts receivable and lower contracts in progress liabilities, partially offset by an increase in accounts payable and accrued liabilities.

Net property, plant and equipment up $120.0 million

The increase was mainly due to $144.2 million of capital expenditures and $74.0 million of movements in foreign exchange rates, partially offset by depreciation of $108.1 million.

Other long-term assets up $88.5 million

The increase was mainly due to a higher investment in equity accounted investees as a result of increased profitability, movements in foreign exchange rates and the addition of new joint ventures.

Other long-term liabilities up $57.5 million

The increase was mainly due to higher employee benefits obligations resulting primarily from a decrease in discount rates and partially offset by a favourable return on plan assets.

Net debt higher than last year

The increase was mainly due to the effect of foreign exchange rate movements during the year.

9 Non-GAAP and other financial measures (see Section 3.6).

CAE Annual Report 2015 | 29

Management’s Discussion and Analysis

Change in net debt

(amounts in millions)	FY2015		FY2014
Net debt, beginning of period		$856.2	$813.4
Cash, beginning of period, related to discontinued operations		$7.7	$-
Impact of cash movements on net debt
(see table in the consolidated cash movements section)		(65.0)	(68.5)
Effect of foreign exchange rate changes on long-term debt		101.6	64.6
Net finance lease movement		31.3	31.3
Other		17.8	15.4
Increase in net debt during the period		$93.4	$42.8
Net debt, end of period		$949.6	$856.2
Net debt-to-capital[10]	%	36.3%	36.6

Total equity increased by $181.7 million this year [10]

The increase in equity was mainly due to net income of $204.7 million and a favourable foreign currency translation of $61.5 million partially offset by defined benefit plan remeasurements of $48.0 million and dividends of $46.3 million.

Outstanding share data

Our articles of incorporation authorize the issue of an unlimited number of common shares and an unlimited number of preferred shares issued in series. We had a total of 266,903,070 common shares issued and outstanding as at March 31, 2015 with total share capital of $559.0 million.

As at April 30, 2015, we had a total of 267,180,516 common shares issued and outstanding.

Dividends

We paid a dividend of $0.06 per share in the first quarter and $0.07 per share in the second, third and fourth quarter of fiscal 2015. These dividends were eligible under the Income Tax Act (Canada) and its provincial equivalents.

Our Board of Directors has the discretion to set the amount and timing of any dividend. The Board reviews the dividend policy once a year based on the cash requirements of our operating activities, liquidity requirements and projected financial position. We expect to declare dividends of approximately $74.7 million in fiscal 2016 based on our current dividend policy and the number of common shares outstanding as at March 31, 2015.

Guarantees

As at March 31, 2015, we have a total of $218.8 million outstanding letters of credit and performance guarantees which are not recognized in the consolidated statement of financial position, compared to $191.4 million last fiscal year. The amount was higher this year due to an increase in advance payment obligations.

Pension obligations

We maintain defined benefit and defined contribution pension plans. We expect to contribute approximately $6.7 million more than the annual required contribution for current services to satisfy a portion of the underfunded liability of the defined benefit pension plan. In fiscal 2016, contributions necessary to fund our pension obligations are expected to remain stable as a result of improved returns on plan assets.

10 Non-GAAP and other financial measures (see Section 3.6).

30 | CAE Annual Report 2015

Management’s Discussion and Analysis

7.2      Off balance sheet arrangements

Although most of our sale and leaseback transactions entered into as part of our Civil Aviation Training Solutions operations are classified as finance leases and their obligations are included in the consolidated statement of financial position, certain sale and leaseback transactions are classified as operating leases and are off balance sheet obligations.

Most of our off balance sheet obligations are from obligations related to operating leases from:

-    Certain buildings that are leased throughout our training network and production facilities in the normal course of business;

-    Certain FFSs that are leased throughout our training network in the normal course of business;

-    The operation of a training centre for the MSH project with the U.K. Ministry of Defence to provide simulation training services.

These leases are non-recourse to us.

You can find more details about operating lease commitments in Note 26 of our consolidated financial statements.

In the normal course of business, we manage a program in which we sell undivided interests in certain of our accounts receivable and contracts in progress assets (current financial assets program) to third parties for cash consideration for an amount up to
$150.0 million without recourse to CAE. We continue to act as a collection agent. These transactions are accounted for when we have considered to have surrendered control over the transferred accounts receivable and contracts in progress assets. As at
March 31, 2015, $113.3 million (2014 – $79.5 million) and nil (2014 – $4.2 million) of specific accounts receivable and contracts in progress assets respectively were sold to financial institutions pursuant to these agreements.

7.3      Financial instruments

We are exposed to various financial risks in the normal course of business. We enter into forward contracts and swap agreements to manage our exposure to fluctuations in foreign exchange rates, interest rates and share price which have an effect on our share-based payments costs. We formally assess, both at inception of the hedge relationship and on an ongoing basis, whether the derivatives we use in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items in relation to the hedged risk. We enter into these transactions to reduce our exposure to risk and volatility, and not for trading or speculative purposes. We only enter into contracts with counterparties that are of high credit quality.

Classification of financial instruments

We have made the following classifications for our financial instruments:

-    Cash and cash equivalents, restricted cash and all derivative instruments, except for derivatives designated as effective hedging instruments, are classified as fair value through profit and loss (FVTPL);

-    Accounts receivable, contracts in progress, non-current receivables and advances are classified as loans and receivables, except for those that we intend to sell immediately or in the near term which are classified as FVTPL;

-    Portfolio investments are classified as available-for-sale;

-    Accounts payable and accrued liabilities and long-term debt, including interest payable, as well as finance lease obligations and royalty obligations are classified as other financial liabilities, all of which are measured at amortized cost using the effective interest rate method.

Fair value of financial instruments

The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, we determine the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, we primarily use external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate our best estimates of market participant assumptions, and are used when external data is not available. Counterparty credit risk and our own credit risk are taken into account in estimating the fair value of all financial assets and financial liabilities.

The following assumptions and valuation methodologies have been used to measure the fair value of financial instruments:

-    The fair value of accounts receivable, contracts in progress, accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;

-    The fair value of derivative instruments, which include forward contracts, swap agreements and embedded derivatives accounted for separately is determined using valuation techniques and are calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and foreign exchange rate. Assumptions are based on market conditions prevailing at each reporting date. Derivative instruments reflect the estimated amounts that we would receive or pay to settle the contracts at the reporting date;

-    The fair value of the available-for-sale investment which does not have a readily available market value, is estimated using a discounted cash flow model, which includes some assumptions that are not based on observable market prices or rates;

-    The fair value of non-current receivables is estimated based on discounted cash flows using current interest rates for instruments with similar terms and remaining maturities;

-    The fair value of provisions, long-term debts and non-current liabilities, including finance lease obligations and royalty obligations, are estimated based on discounted cash flows using current interest rates for instruments with similar terms and remaining maturities.

CAE Annual Report 2015 | 31

Management’s Discussion and Analysis

As part of our financing transactions, we pledged, through our subsidiaries, certain financial assets including cash and cash equivalents, accounts receivable and other assets. As at March 31, 2015, the aggregate carrying value of these pledged financial assets amounted to $169.8 million (2014 – $149.2 million).

A description of the fair value hierarchy is discussed in Note 28 of our consolidated financial statements.

Financial risk management

Due to the nature of the activities that we carry out and as a result of holding financial instruments, we are exposed to credit risk, liquidity risk and market risk, including foreign currency risk and interest rate risk. Our exposure to credit risk, liquidity risk and market risk is managed within risk management parameters documented in corporate policies and approved by the board of directors. These risk management parameters remain unchanged since the previous period, unless otherwise indicated.

Embedded derivatives are recorded at fair value separately from the host contract when their economic characteristics and risks are not clearly and closely related to those of the host contract. We may enter into freestanding derivative instruments which are not eligible for hedge accounting, to offset the foreign exchange exposure of embedded foreign currency derivatives. In such circumstances, both derivatives are carried at fair value at each statement of financial position date with the change in fair value recorded in consolidated net income.

Our policy is not to utilize any derivative financial instruments for trading or speculative purposes. We may choose to designate derivative instruments, either freestanding or embedded, as hedging items. This process consists of matching derivative hedging instruments to specific assets and liabilities or to specific firm commitments or forecasted transactions. To some extent, we use non‑derivative financial liabilities to hedge foreign currency exchange rate risk exposures.

Credit risk

Credit risk is defined as our exposure to a financial loss if a debtor fails to meet its obligations in accordance with the terms and conditions of its arrangements with CAE. We are exposed to credit risk on our accounts receivable and certain other assets through our normal commercial activities. We are also exposed to credit risk through our normal treasury activities on our cash and cash equivalents and derivative financial assets.

Credit risks arising from our normal commercial activities are managed in regards to customer credit risk. An allowance for doubtful accounts is established when there is a reasonable expectation that we will not be able to collect all amounts due according to the original terms of the receivables (See Note 4 of the consolidated financial statements). When a trade receivable is uncollectible, it is written-off against the allowance for doubtful accounts. Subsequent recoveries of amounts previously written-off are recognized in income.

Our customers are mainly established companies with publicly available credit ratings and government agencies, which facilitates risk monitoring. In addition, we typically receive substantial non-refundable advance payments for construction contracts. We closely monitor our exposure to major airline companies in order to mitigate our risk to the extent possible. Furthermore, our trade receivables are not concentrated with specific customers but are held with a wide range of commercial and government organizations. As well, our credit exposure is further reduced by the sale of certain of our accounts receivable and contracts in progress assets to third-party financial institutions for cash consideration on a non-recourse basis (current financial assets program). We do not hold any collateral as security. The credit risk on cash and cash equivalents is mitigated by the fact that they are mainly in place with a diverse group of major North American and European financial institutions.

We are exposed to credit risk in the event of non-performance by counterparties to our derivative financial instruments. We use several measures to minimize this exposure. First, we enter into contracts with counterparties that are of high credit quality. We signed International Swaps & Derivatives Association, Inc. (ISDA) Master Agreements with the majority of counterparties with whom we trade derivative financial instruments. These agreements make it possible to offset when a contracting party defaults on the agreement, for each of the transactions covered by the agreement and in force at the time of default. Also, collateral or other security to support derivative financial instruments subject to credit risk can be requested by CAE or our counterparties (or both parties, if need be) when the net balance of gains and losses on each transaction exceeds a threshold defined in the ISDA Master Agreement. Finally, we monitor the credit standing of counterparties on a regular basis to help minimize credit risk exposure.

The carrying amounts presented in Note 4 and Note 28 of the consolidated financial statements represent the maximum exposure to credit risk for each respective financial asset as at the relevant dates.

Liquidity risk

Liquidity risk is defined as the potential that we cannot meet our cash obligations as they become due.

We manage this risk by establishing cash forecasts, as well as long-term operating and strategic plans. The management of consolidated liquidity requires a regular monitoring of expected cash inflows and outflows which is achieved through a forecast of our consolidated liquidity position, for efficient use of cash resources. Liquidity adequacy is assessed in view of seasonal needs, growth requirements and capital expenditures, and the maturity profile of indebtedness, including off-balance sheet obligations. We manage our liquidity risk to maintain sufficient liquid financial resources to fund our operations and meet our commitments and obligations. In managing our liquidity risk, we have access to a revolving unsecured credit facility of US$550.0 million, with an option, subject to the lender’s consent, to increase to a total amount of up to US$850.0 million. As well, we have agreements to sell certain of our accounts receivable and contracts in progress assets for an amount of up to $150.0 million (current financial assets program). We also regularly monitor any financing opportunities to optimize our capital structure and maintain appropriate financial flexibility.

32 | CAE Annual Report 2015

Management’s Discussion and Analysis

Market risk

Market risk is defined as our exposure to a gain or a loss in the value of our financial instruments as a result of changes in market prices, whether those changes are caused by factors specific to the individual financial instruments or its issuer, or factors affecting all similar financial instruments traded in the market. We are mainly exposed to foreign currency risk and interest rate risk.

We use derivative instruments to manage market risk against the volatility in foreign exchange rates, interest rates and share-based payments in order to minimize their impact on our results and financial position. Our policy is not to utilize any derivative financial instruments for trading or speculative purposes.

Foreign currency risk

Foreign currency risk is defined as our exposure to a gain or a loss in the value of our financial instruments as a result of fluctuations in foreign exchange rates. We are exposed to foreign exchange rate variability primarily in relation to certain sale commitments, expected purchase transactions and debt denominated in a foreign currency, as well as on our net investment from our foreign operations which have functional currencies other than the Canadian dollar (in particular the U.S. dollar, euro and British pound). In addition, these operations have exposure to foreign exchange rates primarily through cash and cash equivalents and other working capital accounts denominated in currencies other than their functional currencies.

We also mitigate foreign currency risks by having our foreign operations transact in their functional currency for material procurement, sale contracts and financing activities.

We use forward foreign currency contracts and foreign currency swap agreements to manage our exposure from transactions in foreign currencies. These transactions include forecasted transactions and firm commitments denominated in foreign currencies. Our foreign currency hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity, consistent with the objective to fix currency rates on the hedged item.

Foreign currency risk sensitivity analysis

Foreign currency risk arises on financial instruments that are denominated in a foreign currency. Assuming a reasonably possible strengthening of 5% in the U.S. dollar, euro and British pound currency against the Canadian dollar as at March 31, 2015, and assuming all other variables remained constant, the pre-tax effects on net income would have been a positive net adjustment of
$1.2 million (2014 – negative net adjustment of $3.1 million) and a negative net adjustment of $25.4 million (2014 – negative net adjustment of $21.5 million) on other comprehensive income (OCI). A reasonably possible weakening of 5% in the relevant foreign currency against the Canadian dollar would have an opposite impact on pre-tax income and OCI.

Interest rate risk

Interest rate risk is defined as our exposure to a gain or a loss to the value of our financial instruments as a result of fluctuations in interest rates. We bear some interest rate fluctuation risk on our floating rate long-term debt and some fair value risk on our fixed interest long-term debt. We mainly manage interest rate risk by fixing project-specific floating rate debt in order to reduce cash flow variability. We have a floating rate debt through our revolving unsecured credit facility and other asset-specific floating rate debts. A mix of fixed and floating interest rate debt is sought to reduce the net impact of fluctuating interest rates. Derivative financial instruments used to manage interest rate exposures are mainly interest rate swap agreements.

We use financial instruments to manage our exposure to changing interest rates and to adjust our mix of fixed and floating interest rate debt on long-term debt. The mix was 88% fixed-rate and 12% floating-rate at the end of this year (2014 – 84% fixed rate and
16% floating rate).

Our interest rate hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity to establish asset and liability management matching, consistent with the objective to reduce risks arising from interest rate movements.

Interest rate risk sensitivity analysis

In fiscal 2015, a 1% increase in interest rates would decrease our net income by $1.3 million (2014 – nil) and increase our OCI by $0.4 million (2014 – nil) assuming all other variables remained constant. A 1% decrease in interest rates would have an opposite impact on net income and OCI.

Hedge of share-based payments cost

We have entered into equity swap agreements with three major Canadian financial institutions to reduce our income exposure to fluctuations in our share price relating to the Deferred Share Unit (DSU), Long-Term Incentive Deferred Share Unit (LTI-DSU) and Long-Term Incentive Time Based Restricted Share Unit (LTI-TB RSU) programs. Pursuant to the agreement, we receive the economic benefit of dividends and share price appreciation while providing payments to the financial institutions for the institution’s cost of funds and any share price depreciation. The net effect of the equity swaps partly offset movements in our share price impacting the cost of the DSU, LTI-DSU and LTI-TB RSU programs and is reset quarterly. As at March 31, 2015, the equity swap agreements covered 1,900,000 of our common shares (2014 – 2,400,000).

CAE Annual Report 2015 | 33

Management’s Discussion and Analysis

Hedge of net investments in foreign operations

As at March 31, 2015, we have designated a portion of our senior notes totalling US$417.8 million (2014 – US$417.8 million) and a portion of the obligations under finance lease totalling US$14.2 million (2014 – US$16.1 million) as a hedge of our net investments in foreign operations. Gains or losses on the translation of the designated portion of our senior notes are recognized in OCI to offset any foreign exchange gains or losses on translation of the financial statements of foreign operations.

We have determined that there is no concentration of risks arising from financial instruments and estimated that the information disclosed above is representative of our exposure to risk during the period.

Refer to the Consolidated Statement of Comprehensive Income for the total amount of the change in fair value of financial instruments designated as cash flow hedges recognized in income for the period and total amount of gains and losses recognized in OCI and to Note 28 of the consolidated financial statements for the classification of financial instruments.

8.     BUSINESS RISK AND UNCERTAINTY

We operate in several industry segments that have various risks and uncertainties. Management and the Board discuss quarterly the principal risks facing our business, as well as annually during the strategic planning and budgeting processes. The risks and uncertainties described below are risks that could materially affect our business, financial condition and results of operation. These risks are categorized as industry-related risks, risks specific to CAE and risks related to the current market environment. These are not necessarily the only risks we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

In order to mitigate the risks that may impact our future performance, management has established an enterprise risk management process to identify, assess and prioritize these risks. Management develops and deploys risk mitigation strategies that align with our strategic objectives and business processes. Management reviews the evolution of the principal risks facing our business on a quarterly basis and the Board oversees the risk management process and validates it through procedures performed by our internal auditors when it deems necessary.

8.1      Risks relating to the industry

Competition

We sell our simulation equipment and training services in highly competitive markets. New participants have emerged in recent years and the competitive environment has intensified as aerospace and defence companies position themselves to try to take greater market share by consolidating existing commercial aircraft simulation companies and by developing their own internal capabilities. Predominantly defence companies such as Textron, Lockheed Martin and L-3 Communications have acquired commercial aircraft simulator competitors as a means to reduce their overall exposure to defence markets and seek growth in the civil aviation market. Most of our competitors in the simulation and training markets are also involved in other major segments of the aerospace and defence complex beyond simulation and training. As such, some of them are larger than we are, and may have greater financial, technical, marketing, manufacturing and distribution resources. In addition, our main competitors are either aircraft manufacturers, or have well-established relationships with, aircraft manufacturers, airlines and governments, which may give them an advantage when competing for projects for these organizations. In particular, we face competition from Boeing, which has pricing and other competitive advantages over us. Boeing has a licencing model for Boeing civil aircraft simulators which includes a requirement for simulator manufacturers and service training operators to pay Boeing a royalty to manufacture, update or upgrade a simulator, and to provide training services on Boeing simulators.

OEMs like Airbus and Boeing have certain advantages in competing with independent training service providers. An OEM controls the pricing for the data, parts and equipment packages that are often required to manufacture a simulator specific to that OEM’s aircraft, which in turn is a critical capital cost for any simulation-based training service provider. OEMs may be in a position to demand licence royalties to permit the manufacturing of simulators based on the OEM’s aircraft, and/or to permit any training on such simulators. CAE also has some advantages, including being a simulator manufacturer, having the ability to replicate certain aircraft without data, parts and equipment packages from an OEM, and owning a diversified training network that includes joint ventures with large airline operators which are aircraft customers for OEMs. We work with some OEMs on business opportunities related to equipment and training services.

Both Boeing and Airbus have introduced aircraft data simulation packages for the new B737 MAX and A350 aircraft that potentially reduce CAE’s content related to the simulation of aircraft systems.

We obtain most of our contracts through competitive bidding processes that subject us to the risk of spending a substantial amount of time and effort on proposals for contracts that may not be awarded to us. A significant portion of our revenue is dependent on obtaining new orders and continuously replenishing our backlog. We cannot be certain that we will continue to win contracts through competitive bidding processes at the same rate as we have in the past. The presence of new market participants as noted above, and their efforts to gain market share, creates heightened competition in bidding which may negatively impact pricing and margins.

Economic growth underlies the demand for all of our products and services. Periods of economic recession, constrained credit, government austerity and/or international commercial sanctions generally lead to heightened competition for each available order. This in turn typically leads to a reduction in profit on sales won during such a period. Should such conditions occur, we could experience price and margin erosion.

34 | CAE Annual Report 2015

Management’s Discussion and Analysis

Level and timing of defence spending

A significant portion of our revenues come from sales to defence and security customers around the world. We provide products and services for numerous programs to Canadian, U.S., European, and other foreign governments as both primary and/or subcontractors. As defence and security departments in our mature markets reduce and right size, contractors will experience the effects of program restructures, reductions and cancellations. These events could have a material negative impact on our future revenue, earnings and operations. The industry continues to experience delayed procurement processes, and potentially a smaller pipeline of opportunities across the globe. In order to minimize these impacts, we will continue to review our current and future programs, developing risk mitigation strategies to address any potential change to each program.

Government-funded defence and security programs

Like most companies that supply products and services to governments, we can be audited and reviewed from time to time. Any adjustments that result from government audits and reviews may have a negative effect on our results of operations. Some costs may not be reimbursed or allowed in negotiations of fixed-price contracts. As a result, we may also be subject to a higher risk of legal actions and liabilities than companies that cater only to the private sector, which could have a materially negative effect on our operations.

Civil aviation industry

A significant portion of our revenue comes from supplying equipment and training services to the commercial and business airline industry.

A decrease in jet fuel prices may have a positive impact on airlines’ profitability; however, the long-term ramifications on the commercial aviation industry remain uncertain. We will continue to monitor the impact on the industry and our operations. In helicopter aviation, which represents less than 5% of our Civil Aviation Training Solutions revenue, and in the case of offshore helicopter operators, demand is driven by the level of offshore activity in the oil and gas sector. A protracted downturn in petroleum prices could negatively impact offshore activity which may, in turn, affect our operating results.

If jet fuel prices attain high levels for a sustained period, there could be a greater impetus for airlines to replace older, less fuel-efficient aircraft. However, higher fuel costs could also limit the airlines’ available financial resources, and could potentially cause deliveries of new aircraft to be delayed or cancelled. Airlines may slow capacity growth or cut capacity should sustained high fuel costs make the availability of such capacity not economically viable. Such a reaction would negatively affect the demand for our training equipment and services.

Constraints in the credit market may reduce the ability of airlines and others to purchase new aircraft, negatively affecting the demand for our training equipment and services, and the purchase of our products.

We are also exposed to credit risk on accounts receivable from our customers. We have adopted policies to ensure we are not significantly exposed to any individual customer. Our policies include analyzing the financial position of certain customers and regularly reviewing their credit quality. We also subscribe from time to time to credit insurance and, in some instances, require a bank letter of credit to secure our customers’ payments to us.

Regulatory rules imposed by aviation authorities

We are required to comply with regulations imposed by aviation authorities. These regulations may change without notice, which could disrupt our sales and operations. Any changes imposed by a regulatory agency, including changes to safety standards imposed by aviation authorities such as the U.S. FAA, could mean that we have to make unplanned modifications to our products and services, causing delays or resulting in cancelled sales. We cannot predict the impact that changing laws or regulations might have on our operations. Any changes could present opportunities or, to the contrary, have a materially negative effect on our results of operations or financial condition.

Sales or licences of certain CAE products require regulatory approvals and compliance

The sale or licence of many of our products is subject to regulatory controls. These can prevent us from selling to certain countries, or to certain entities or people in a country, and require us to obtain from one or more governments an export licence or other approvals to sell certain technology such as defence and security simulators or other training equipment, including data or parts. These regulations change often and we cannot be certain that we will be permitted to sell or licence certain products to customers, which could cause a potential loss of revenue for us.

If we fail to comply with government laws and regulations related to export controls and national security requirements, we could be fined and/or suspended or barred from government contracts or subcontracts for a period of time, which would negatively affect our revenue from operations and profitability, and could have a negative effect on our reputation and ability to procure other government contracts in the future.

CAE Annual Report 2015 | 35

Management’s Discussion and Analysis

8.2        Risks relating to the Company

Product evolution

The civil aviation and defence and security markets in which we operate are characterized by changes in customer requirements, new aircraft models and evolving industry standards. If we do not accurately predict the needs of our existing and prospective customers or develop product enhancements that address evolving standards and technologies, we may lose current customers and be unable to attract new customers. This could reduce our revenue. The evolution of the technology could also have a negative impact on the value of our fleet of FFSs.

Research and development activities

We carry out some of our R&D initiatives with the financial support of governments, including the Government of Québec through Investissement Québec (IQ) and the Government of Canada through its Strategic Aerospace and Defence Initiative (SADI). The level of government financial support reflects government policy, fiscal policy and other political and economic factors. We may not, in the future, be able to replace these existing programs with other government funding and/or risk-sharing programs of comparable benefit to us, which could have a negative impact on our financial performance and research and development activities.

We receive investment tax credits from federal and provincial governments in Canada and from the federal government in the U.S. on eligible R&D activities that we undertake. The credits we receive are based on legislation currently enacted. The investment tax credits available to us can be reduced by changes to the respective governments’ legislation which could have a negative impact on our financial performance and research and development activities.

Fixed-price and long-term supply contracts

We provide our products and services mainly through fixed-price contracts that require us to absorb cost overruns, even though it can be difficult to estimate all of the costs associated with these contracts or to accurately project the level of sales we may ultimately achieve. In addition, a number of contracts to supply equipment and services to commercial airlines and defence organizations are long-term agreements that run up to 20 years. While some of these contracts can be adjusted for increases in inflation and costs, the adjustments may not fully offset the increases, which could negatively affect the results of our operations.

Procurement and OEM leverage

We secure data, parts, equipment and many other inputs from a wide variety of OEMs, sub-contractors and other sources. We are not always able to find two or more sources for inputs that we require and in the case of specific aircraft simulators and other training equipment, significant inputs can only be sole sourced. We may therefore be vulnerable to delivery schedule delays, the financial condition of the sole-source suppliers and their willingness to deal with us. Within their corporate groups, some sole-source suppliers include businesses that compete with parts of our business. This could lead to onerous licencing terms, high licence fees or even refusal to licence to us the data, parts and equipment packages that are often required to manufacture and operate a simulator based on an OEM’s aircraft.

Where CAE uses an internally produced simulation model for an aircraft without using OEM-sourced and licenced data, parts and equipment, the OEM in question may attempt retaliatory or obstructive actions against CAE to block the manufacturing, sale and/or deployment for training of a simulator for such aircraft. Such actions may cause CAE to incur material legal fees and/or may delay or prevent completion of the simulator development project, which may negatively impact our financial results.

Warranty or other product-related claims

We manufacture simulators that are highly complex and sophisticated. These may contain defects that are difficult to detect and correct. If our products fail to operate correctly or have errors, there could be warranty claims or we could lose customers. Correcting these defects could require significant capital investment. If a defective product is integrated into our customer’s equipment, we could face product liability claims based on damages to the customer’s equipment. Any claims, errors or failures could have a negative effect on our operating results and business. We cannot be certain that our insurance coverage will be sufficient to cover one or more substantial claims.

Product integration and program management risk

Our business could be negatively affected if our products do not successfully integrate or operate with other sophisticated software, hardware, computing and communications systems that are also continually evolving. If we experience difficulties on a project or do not meet project milestones, we may have to devote more engineering and other resources than originally anticipated. While we believe we have recorded adequate provisions for risks of losses on fixed-price contracts, it is possible that fixed-price and long-term supply contracts could subject us to additional losses that exceed obligations under the terms of the contracts.

Protection of our intellectual property

We rely in part on trade secrets and contractual restrictions, such as confidentiality agreements, patents and licences, to establish and protect our proprietary rights. These may not be effective in preventing a misuse of our technology or in deterring others from developing similar technologies. We may be limited in our ability to acquire or enforce our intellectual property rights in some countries. Litigation related to our intellectual property rights could be lengthy and costly and could negatively affect our operations or financial results, whether or not we are successful in defending a claim.

36 | CAE Annual Report 2015

Management’s Discussion and Analysis

Third-party intellectual property

Our products contain sophisticated software and computer systems that are supplied to us by third parties. These may not always be available to us. Our production of simulators often depends on receiving confidential or proprietary data on the functions, design and performance of a product or system that our simulators are intended to simulate. We may not be able to obtain this data on reasonable terms, or at all.

Infringement claims could be brought against us or against our customers. We may not be successful in defending these claims and we may not be able to develop processes that do not infringe on the rights of third parties, or obtain licences on terms that are commercially acceptable, if at all.

The markets in which we operate are subject to extensive patenting by third parties. Our ability to modify existing products or to develop new products may be constrained by third-party patents such that we incur incremental costs to licence the use of the patent or design around the claims made therein.

Key personnel

Our continued success will depend in part on our ability to retain and attract key personnel with the relevant skills, expertise and experience. Our compensation policy is designed to mitigate this risk.

Environmental liabilities

We use, generate, store, handle and dispose of hazardous materials at our operations, and used to at some of our discontinued or sold operations. Past operators at some of our sites also carried out these activities.

New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, new clean-up requirements or claims on environmental indemnities we have given may result in us having to incur substantial costs. This could have a materially negative effect on our financial condition and results of operations.

In addition, the operations disposed of in the period prior to 2005 are largely uninsured against such claims, so an unexpectedly large environmental claim against one of them could reduce our profitability in the future.

Liability claims arising from casualty losses

Because of the nature of our business, we may be subject to liability claims, including claims for serious personal injury or death, arising from:

-    Accidents or disasters involving training equipment that we have sold or aircraft for which we have provided training equipment or services;

-    Our pilot provisioning;

-    Our live flight training operations.

We may also be subject to product liability claims relating to equipment and services that our discontinued operations sold in the past. We cannot be certain that our insurance coverage will be sufficient to cover one or more substantial claims, though to date our insurance coverage has been adequate to meet any claim.

Integration of acquired businesses

The success of our acquisitions depends on our ability to crystallize synergies both in terms of successfully marketing our broadened product offering as well as efficiently consolidating the operations of the acquired businesses into our existing operations.

Our ability to penetrate new markets

We are leveraging our knowledge, experience and best practices in simulation-based aviation training and optimization to penetrate the simulation-based training market in healthcare.

As we operate in this market, unforeseen difficulties and expenditures could arise, which may have an adverse effect on our operations, profitability and reputation. Penetrating a new market is inherently more difficult than managing within our already established markets.

Length of sales cycle

The sales cycle for our products and services is long and unpredictable, ranging from 6 to 18 months for civil aviation applications and from 6 to 24 months or longer for defence and security applications. During the time when customers are evaluating our products and services, we may incur expenses and management time. Making these expenditures in a period that has no corresponding revenue will affect our operating results and could increase the volatility of our share price. We may pre-build certain products in anticipation of orders to come and to facilitate a faster delivery schedule to gain competitive advantage; if orders for those products do not materialize when expected, we have to carry the pre-built product in inventory for a period of time until a sale is realized.

Information technology systems

Following the implementation of the Canadian project management and financial portion of the ERP system in fiscal 2015, we continue to update and deploy information technology systems throughout the organization. If the systems do not operate as expected or when expected, we may not be able to realize the expected value of the systems and this may have a negative effect on our operations, reporting capabilities, profitability and reputation. A series of governance processes are in place to mitigate this risk.

CAE Annual Report 2015 | 37

Management’s Discussion and Analysis

Security and information technology

We depend on information technology networks and systems, hosted internally or outsourced, to process, transmit and store electronic data and financial information, to manage business operations and to comply with regulatory, legal, national security, contractual and tax requirements. In addition, our business requires the appropriate and secure utilization of sensitive and confidential information belonging to third parties such as aircraft OEMs and national defence forces. An information technology system failure, cyber-attack or breach of systems security could disrupt our operations, cause the loss of, or unauthorized access to, business information, compromise confidential information, expose us to regulatory investigation and litigation, require significant management attention and resources and could materially and adversely affect our operations, reputation and financial performance. We have implemented security controls, policy enforcement mechanisms and monitoring systems in order to prevent, detect and address potential threats.

Reliance on third-party providers

We have outsourced certain information technology maintenance and support services and infrastructure management functions, to third-party service providers. If these service providers do not perform effectively, we may not be able to achieve the expected cost savings and may have to incur additional costs to correct errors made by such service providers. Depending on the function involved, such errors may also lead to business disruption, processing inefficiencies and/or security vulnerability.

8.3      Risks relating to the market

Foreign exchange

Our operations are global with approximately 90% of our revenue generated from worldwide exports and international activities generally denominated in foreign currencies, mainly the U.S. dollar, the Euro and the British pound. Our revenue is generated approximately one-third in each of the U.S, Europe and the rest of the world.

A significant portion of the revenue generated in Canada is in foreign currencies, while a large portion of our operating costs is in Canadian dollars. When the Canadian dollar increases in value, it negatively affects our foreign currency-denominated revenue and hence our financial results. We continue to hold a portfolio of currency hedging positions intended to mitigate the risk to a portion of future revenues presented by the volatility of the Canadian dollar versus foreign currencies. The hedges are intended to cover a portion of the revenue in order to allow the unhedged portion to match the foreign cost component of the contract. It is not possible to completely offset the effects of changing foreign currency values, which leaves some residual exposure that may impact our financial results. This residual exposure may be higher when currencies experience significant short term volatility. When the Canadian dollar decreases in value, it negatively affects our foreign currency-denominated costs. In order to reduce the variability of specific U.S. dollar and Euro-denominated manufacturing costs, we also hedge some of the foreign currency costs incurred in our manufacturing process.

Business conducted through our foreign operations are substantially based in local currencies. A natural hedge exists by virtue of revenues and operating expenses being in like currencies. However, changes in the value of foreign currencies relative to the Canadian dollar creates unhedged currency translation exposure since results are consolidated in Canadian dollars for financial reporting purposes. Appreciation of foreign currencies against the Canadian dollar would have a positive translation impact and a devaluation of foreign currencies against the Canadian dollar would have the opposite effect.

Political instability

Political instability in certain regions of the world may be prolonged and unpredictable. A prolongation of political instability could lead to delays or cancellation of orders, deliveries or projects in which we have invested significant resources, particularly when the customers are state-owned or state-controlled entities.

The imposition of economic sanctions on persons and companies conducting business in the Russian Federation and the depreciation of the Russian Federation currency have not significantly impacted our operations to date  but should this situation continue for a prolonged period there may be a negative impact on our Civil Aviation Training Solutions revenue. This and other geo-political risks will change over time and CAE must respect any applicable sanctions and controls applied in the countries in which we carry on business. It is possible that in the markets we serve, unanticipated political instability could impact our operating results and financial position.

Availability of capital

The current maturity date of our revolving unsecured term credit facilities is October 2018. We cannot determine at this time whether the credit facility will be renewed at the same cost, for the same duration and on similar terms as were previously available.

We also have various debt facilities with maturities until October 2036. We cannot determine at this time whether these facilities will be refinanced at the same cost, for the same durations and on similar terms as were previously available.

Pension plans

Pension funding is based on actuarial estimates and is subject to limitations under applicable income tax and other regulations. Actuarial estimates prepared during the year were based on, amongst others, assumptions about discount rates, future salary increases and mortality rates. The actuarial funding valuation reports determine the amount of cash contributions that we are required to make into the registered retirement plans. Our latest pension funding reports show the pension plans to be in a solvency deficit position. Therefore, we are required to make cash contributions to fund the deficit. If this reduced level of pension fund assets persists to the date of the next funding valuations, we will be required to increase our cash funding contributions, reducing the availability of funds for other corporate purposes.

38 | CAE Annual Report 2015

Management’s Discussion and Analysis

Doing business in foreign countries

We have operations in 35 countries including our joint venture operations and sell our products and services to customers around the world. Sales to customers outside Canada made up approximately 90% of revenue in fiscal 2015. We expect sales outside Canada to continue to represent a significant portion of revenue in the foreseeable future. As a result, we are subject to the risks of doing business internationally, including geopolitical instability.

These are the main risks we are facing:

-    Change in laws and regulations;

-    Tariffs, embargoes, controls, sanctions and other restrictions;

-    General changes in economic and geopolitical conditions;

-    Complexity and corruption risks of using foreign representatives and consultants.

Income tax laws

A substantial portion of our business is conducted in foreign countries and is thereby subject to numerous countries’ tax laws and fiscal policies. A change in applicable tax laws, treaties or regulations or their interpretation could result in a higher effective tax rate on our earnings which could be significant to our financial results.

Currently, the Organisation for Economic Co-operation and Development (OECD) is reviewing Base Erosion and Profit Shifting, which will result in recommendations for international tax reforms. If adopted, these changes may negatively impact our financial results.

9.     RELATED PARTY TRANSACTIONS

A list of principal investments which, in aggregate, significantly impact our results or assets is presented in Note 31 of our consolidated financial statements.

The following table presents our outstanding balances with joint ventures:

(amounts in millions)	2015	2014
Accounts receivable	$28.7	$30.1
Contracts in progress: assets	28.1	13.5
Other assets	29.2	30.6
Accounts payable and accrued liabilities	13.9	16.3
Contracts in progress: liabilities	3.9	6.3

Other assets include a finance lease receivable of $17.0 million (2014 – $16.9 million) maturing in October 2022 and carrying an interest rate of 5.14% per annum, loans receivable of $5.7 million (2014 – $8.4 million) maturing in September 2016 and December 2017 and carrying respectively interest rates of LIBOR 6 month plus 1% and 11% per annum and a long-term receivable of
$6.5 million (2014 – $5.3 million) with no repayment term. As at March 31, 2015 and 2014, there are no provisions held against any of the receivables from related parties.

The following table presents our transactions with joint ventures:

(amounts in millions)	2015	2014
Revenue	$120.6	$101.0
Purchases	10.9	11.3
Other income	2.9	2.9

In addition, during fiscal 2015, transactions amounting to $2.4 million (2014 – $2.7 million) were made, at normal market prices, with an organization whose officer is one of our directors.

Compensation of key management personnel

Key management personnel have the ability and responsibility to make major operational, financial and strategic decisions for the Company and include certain executive officers. The compensation of key management for employee services is shown below:

(amounts in millions)	2015	2014
Salaries and other short-term employee benefits	$4.6	$3.8
Post-employment benefits – defined benefit plans[1]	1.5	1.6
Termination benefits	-	2.4
Share-based payments	4.6	6.4
	$10.7	$14.2

(1)Includes net interest on employee benefits obligations.

CAE Annual Report 2015 | 39

Management’s Discussion and Analysis

10.  CHANGES IN ACCOUNTING POLICIES

10.1     Changes in accounting policies

Operating segments

As at April 1, 2014, we modified our operating segments. Our former segments, Training & Services/Civil and Simulation Products/Civil, have been combined to form Civil Simulation and Training and our former Training & Services/Military and Simulation Products/Military segments have been combined to form Defence and Security. This resulted from changes in the organizational structure undertaken to better reflect our operating segments with our integrated solutions approach to market. In addition, the former New Core Markets segment was renamed Healthcare following our decision to divest our mining business as described in Note 3 of our consolidated financial statements. This information reflects the way management measures profitability and performance and how we allocate resources. As such, we believe the information presented to be more relevant as it is better aligned with the way our business is managed internally. The change has been made retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The change did not impact the consolidated financial statement results. Operating segments’ disclosure has been restated to conform to the new operating segments, as described in Note 30 of our consolidated financial statements.

As at March 31, 2015, we renamed our Civil Simulation and Training segment to Civil Aviation Training Solutions.

10.2     New and amended standards adopted

The amendments to IFRS effective for the fiscal year 2015 have no material impact on our consolidated financial statements results.

10.3     New and amended standards not yet adopted

Employee benefits

In November 2013, the IASB amended IAS 19, Employee Benefits. The amendment clarifies the accounting for contributions from employees or third parties to defined benefit plans. The amendment is effective on April 1, 2015 and is not expected to have an impact on our consolidated financial statements.

Revenue from contracts with customers

In May 2014, the IASB released IFRS 15, Revenue from Contracts with Customers, which supersedes IAS 11, Construction Contracts and IAS 18, Revenue, and the related interpretations on revenue recognition: IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers and SIC 31, Revenue – Barter Transactions Involving Advertising Services. The standard is effective for annual periods beginning on or after
January 1, 2017, with earlier application permitted. We are currently evaluating the impact of the standard on our consolidated financial statements.

Financial Instruments

The IASB previously published versions of IFRS 9, Financial Instruments, that introduced new classification and measurement requirements in 2009 and 2010 and a new hedge accounting model in 2013. In July 2014, the IASB released the final version of IFRS 9, Financial Instruments, which replaces earlier versions of IFRS 9 issued and completes the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement. The standard is effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. We are currently evaluating the impact of the standard on our consolidated financial statements.

10.4     Use of judgements, estimates and assumptions

The preparation of the consolidated financial statements requires our management to make judgements, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and disclosures at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses for the period reported. We also require management to exercise its judgement in applying our accounting policies. The areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed below. Actual results could differ from those estimates. Changes will be reported in the period in which they are identified.

Business combinations

Business combinations are accounted for in accordance with the acquisition method. The consideration transferred and the acquiree’s identifiable assets, liabilities and contingent liabilities are measured at their fair value. Depending on the complexity of determining these valuations, we either consult with independent experts or develop the fair value internally by using appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These evaluations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate. Contingent consideration is measured at fair value using a discounted cash flow model.

Development costs

Development costs are recognized as intangible assets and are amortized over their useful lives when they meet the criteria for capitalization. Forecasted revenue and profitability for the relevant projects are used to assess compliance with the capitalization criteria and to assess the recoverable amount of the assets.

40 | CAE Annual Report 2015

Management’s Discussion and Analysis

Impairment of non-financial assets

Our impairment test for goodwill is based on internal estimates (level 3) of fair value less costs of disposal calculations and uses valuation models such as the discounted cash flows model. Key assumptions which management has based its determination of fair value less costs of disposal include estimated growth rates, post-tax discount rates and tax rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.

Likewise, whenever property, plant and equipment and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.

See Note 20 of our consolidated financial statements for further details regarding assumptions used.

Revenue recognition

The percentage-of-completion method requires us to estimate the work performed to date as a proportion of the total work to be performed. Management conducts monthly reviews of its estimated costs to complete, percentage-of-completion estimates and revenue and margins recognized, on a contract-by-contract basis. The impact of any revisions in cost and revenue estimates is reflected in the period in which the need for a revision becomes known.

Defined benefit pension plans

The cost of defined benefit pension plans and the present value of the employee benefits obligations are determined using actuarial valuations. Actuarial valuations involve, amongst others, making assumptions about discount rates, future salary increases and mortality rates. All assumptions are reviewed at each reporting date. Any changes in these assumptions will impact the carrying amount of the employee benefits obligations and the cost of the defined benefit pension plans. In determining the appropriate discount rate, management considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the specific country.

Other key assumptions for pension obligations are based, in part, on current market conditions. See Note 14 of our consolidated financial statements for further details regarding assumptions used.

Government assistance repayments

In determining the amount of repayable government assistance, assumptions and estimates are made in relation to discount rates, expected revenues and the expected timing of revenues. Revenue projections take into account past experience and represent management’s best estimate about the future. Revenues after a five-year period are extrapolated using estimated growth rates, ranging from 5% to 9%, over the period of repayments. The estimated repayments are discounted using average rates ranging from 6% to 13% based on terms of similar financial instruments. These estimates, along with the methodology used to derive the estimates, can have a material impact on the respective values and ultimately any repayable obligation in relation to government assistance. A 1% increase to the growth rates would increase the royalty obligation at March 31, 2015 by approximately $9.9 million (2014 − $9.4 million).

Share-based payments

We measure the cost of cash and equity-settled transactions with employees by reference to the fair value of the related instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant, which depends on the terms and conditions of the grant. This also requires making assumptions and determining the most appropriate inputs to the valuation model including the expected life of the option, volatility and dividend yield.

Income taxes

We are subject to income tax laws in numerous jurisdictions. Judgement is required in determining the worldwide provision for income taxes. The determination of tax liabilities and assets involves uncertainties in the interpretation of complex tax regulations. We provide for potential tax liabilities based on the weighted average probability of the possible outcomes. Differences between actual results and those estimates could have an effect on the income tax liabilities and deferred tax liabilities in the period in which such determinations are made.

Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against the losses that can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. The recorded amount of total deferred tax assets could be altered if estimates of projected future taxable income and benefits from available tax strategies are lowered, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of our ability to utilize future tax benefits.

CAE Annual Report 2015 | 41

Management’s Discussion and Analysis

11.  CONTROLS AND PROCEDURES

The internal auditor reports regularly to management on any weaknesses it finds in our internal controls and these reports are reviewed by the Audit Committee.

In accordance with National Instrument 52-109 issued by the Canadian Securities Administrators (CSA), certificates signed by the President and Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) have been filed. These filings certify the appropriateness of our disclosure controls and procedures and the design and effectiveness of the internal controls over financial reporting.

11.1     Evaluation of disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to our President and CEO and CFO and other members of management, so we can make timely decisions about required disclosure and ensure that information is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws.

Under the supervision of the President and CEO and the CFO, management evaluated the effectiveness of our disclosure controls and procedures as of March 31, 2015. The President and CEO and the CFO concluded from the evaluation that the design and operation of our disclosure controls and procedures were effective as at March 31, 2015.

11.2   Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting, and the preparation of consolidated financial statements for external purposes in accordance with IFRS. Management evaluated the design and operation of our internal controls over financial reporting as of March 31, 2015, based on the framework and criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) on Internal Control – Integrated Framework (2013 Framework), and has concluded that our internal control over financial reporting is effective. Management did not identify any material weaknesses.

There were no changes in our internal controls over financial reporting that occurred during fiscal year 2015 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

12.  OVERSIGHT ROLE OF AUDIT COMMITTEE AND BOARD OF DIRECTORS

The Audit Committee reviews our annual MD&A and related consolidated financial statements with management and the external auditor and recommends them to the Board of Directors for their approval. Management and our internal auditor also provide the Audit Committee with regular reports assessing our internal controls and procedures for financial reporting. The external auditor reports regularly to management on any weaknesses it finds in our internal control, and these reports are reviewed by the Audit Committee.

13.  ADDITIONAL INFORMATION

You will find additional information about CAE, including our most recent AIF, on our website at www.cae.com, or on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

42 | CAE Annual Report 2015

Management’s Discussion and Analysis

14.  SELECTED FINANCIAL INFORMATION

The following table provides selected quarterly financial information for the years 2013 through to 2015.

(amounts in millions, except per share amounts and exchange rates)	Q1	Q2	Q3	Q4	Total
Fiscal 2015
Revenue	$526.2	529.4	559.1	631.6	2,246.3
Net income	$41.6	42.5	52.9	67.7	204.7
Equity holders of the Company
Continuing operations	$43.8	42.0	52.1	63.3	201.2
Discontinued operations	$(2.0)	0.9	0.9	0.8	0.6
Non-controlling interests	$(0.2)	(0.4)	(0.1)	3.6	2.9
Basic and diluted EPS attributable to equity holders of the Company	$0.16	0.16	0.20	0.24	0.76
Continuing operations	$0.17	0.16	0.20	0.24	0.76
Discontinued operations	$(0.01)	-	-	-	-
Average number of shares outstanding (basic)	263.9	264.7	265.5	266.4	265.1
Average number of shares outstanding (diluted)	265.0	265.6	266.4	267.4	266.0
Average exchange rate, U.S. dollar to Canadian dollar	1.09	1.09	1.14	1.24	1.14
Average exchange rate, Euro to Canadian dollar	1.50	1.44	1.42	1.40	1.44
Average exchange rate, British pound to Canadian dollar	1.84	1.82	1.80	1.88	1.83
Fiscal 2014
Revenue	$520.1	478.2	503.9	575.7	2,077.9
Net income	$45.4	38.2	47.6	59.9	191.1
Equity holders of the Company
Continuing operations	$44.7	38.2	45.5	59.9	188.3
Discontinued operations	$0.9	0.1	0.6	0.1	1.7
Non-controlling interests	$(0.2)	(0.1)	1.5	(0.1)	1.1
Basic and diluted EPS attributable to equity holders of the Company	$0.18	0.15	0.18	0.23	0.73
Continuing operations	$0.17	0.15	0.17	0.23	0.72
Discontinued operations	$0.01	-	0.01	-	0.01
Average number of shares outstanding (basic)	260.2	261.0	261.5	262.7	261.3
Average number of shares outstanding (diluted)	260.2	261.5	262.3	264.0	261.9
Average exchange rate, U.S. dollar to Canadian dollar	1.02	1.04	1.05	1.10	1.05
Average exchange rate, Euro to Canadian dollar	1.34	1.38	1.43	1.51	1.41
Average exchange rate, British pound to Canadian dollar	1.57	1.61	1.70	1.83	1.68
Fiscal 2013
Revenue	$451.6	496.6	490.2	555.3	1,993.7
Net income	$21.9	35.9	37.2	45.7	140.7
Equity holders of the Company
Continuing operations	$20.4	35.0	36.2	42.7	134.3
Discontinued operations	$1.1	0.6	1.3	0.4	3.4
Non-controlling interests	$0.4	0.3	(0.3)	2.6	3.0
Basic and diluted EPS attributable to equity holders of the Company	$0.08	0.14	0.14	0.17	0.53
Continuing operations	$0.08	0.14	0.14	0.17	0.52
Discontinued operations	$-	-	-	-	0.01
Average number of shares outstanding (basic)	258.4	258.7	259.2	259.7	259.0
Average number of shares outstanding (diluted)	258.6	259.0	259.5	260.2	259.4
Average exchange rate, U.S. dollar to Canadian dollar	1.01	1.00	0.99	1.01	1.00
Average exchange rate, Euro to Canadian dollar	1.30	1.25	1.29	1.33	1.29
Average exchange rate, British pound to Canadian dollar	1.60	1.57	1.59	1.57	1.58

CAE Annual Report 2015 | 43

Management’s Discussion and Analysis

Selected segment information

(amounts in millions, except operating margins)	Q4-2015	Q4-2014	FY2015	FY2014	FY2013
Civil Aviation Training Solutions
Revenue	$367.6	$323.5	$1,294.6	$1,176.7	$1,116.6
Segment operating income	61.8	58.0	210.5	179.8	188.9
Operating margins (%)	16.8	17.9	16.3	15.3	16.9
Defence and Security
Revenue	$234.7	$230.3	$857.4	$822.0	$806.5
Segment operating income	39.5	28.0	115.6	107.8	107.4
Operating margins (%)	16.8	12.2	13.5	13.1	13.3
Healthcare
Revenue	$29.3	$21.9	$94.3	$79.2	$70.6
Segment operating income	4.1	0.7	6.7	1.7	1.8
Operating margins (%)	14.0	3.2	7.1	2.1	2.5
Total
Revenue	$631.6	$575.7	$2,246.3	$2,077.9	$1,993.7
Segment operating income	105.4	86.7	332.8	289.3	298.1
Operating margins (%)	16.7	15.1	14.8	13.9	15.0
Other	$-	$-	$-	$-	$(68.4)
Operating profit	$105.4	$86.7	$332.8	$289.3	$229.7

Selected annual information for the past five years

(amounts in millions, except per share amounts)	2015	2014	2013	2012 [1]	2011 [1]
Revenue	$2,246.3	$2,077.9	$1,993.7	$1,821.2	$1,630.8
Net income	204.7	191.1	140.7	182.0	160.9
Equity holders of the Company
Continuing operations	201.2	188.3	134.3	180.3	160.3
Discontinued operations	0.6	1.7	3.4	-	-
Non-controlling interests	2.9	1.1	3.0	1.7	0.6
Average exchange rate, U.S. dollar to Canadian dollar	1.14	1.05	1.00	0.99	1.02
Average exchange rate, Euro to Canadian dollar	1.44	1.41	1.29	1.37	1.34
Average exchange rate, British pound to Canadian dollar	1.83	1.68	1.58	1.58	1.58
Financial position:
Total assets	$4,656.9	$4,236.7	$3,691.3	$3,183.7	$2,817.3
Total non-current financial liabilities[2]	1,427.3	1,340.2	1,209.3	869.0	757.5
Total net debt	949.6	856.2	813.4	534.3	383.8
Per share:
Basic and diluted EPS attributable to equity holders
of the Company
Continuing operations	$0.76	$0.72	$0.52	$0.70	$0.62
Discontinued operations	-	0.01	0.01	-	-
Dividends declared	0.27	0.22	0.19	0.16	0.15
Total equity	6.28	5.67	4.43	4.05	3.63

(1) Figures have not been restated to reflect the adoption of IFRS 11 and IAS 19 which was effective fiscal 2014 and the classification of our mining business as discontinued operations in fiscal 2015.
(2) Includes long-term debt, long-term derivative liabilities and other long-term liabilities meeting the definition of a financial liability.

44 | CAE Annual Report 2015

CAE Inc.

Consolidated Financial Statements

CAE Annual Report 2015 | 45

Management’s Report on Internal Control Over Financial Reporting

Management of CAE is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f), 15d-15(f) under the Securities Exchange Act of 1934). CAE’s internal control over financial reporting is a process designed under the supervision of CAE’s President and Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with IFRS, as issued by the International Accounting Standards Board (IASB).

As of March 31, 2015, management conducted an assessment of the effectiveness of the Company’s internal control over the financial reporting based on the framework and criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) on Internal Control – Integrated Framework (2013 Framework). Based on this assessment, management concluded that the Company’s internal control over financial reporting as of March 31, 2015 was effective.

M. Parent                                                         S. Lefebvre

President and Chief Executive Officer                Vice-president, Finance and Chief Financial Officer

Montreal (Canada)

May 26, 2015

46 | CAE Annual Report 2015

Report of Independent Registered Public Accounting Firm

To the Shareholders of CAE Inc.

We have audited the accompanying consolidated statement of financial position of CAE Inc. and its subsidiaries as of March 31, 2015 and March 31, 2014 and the related consolidated income statement, statement of comprehensive income, statement of changes in equity, and statement of cash flows for the years then ended. We also have audited CAE Inc. and its subsidiaries’ internal control over financial reporting as of March 31, 2015 , based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the company’s internal control over financial reporting based on our integrated audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CAE Inc. and its subsidiaries as of March 31, 2015 and March 31, 2014 and the results of their operations and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, CAE Inc. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of  March 31, 2015 , based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO. [11]

1

Montreal, Quebec May 26, 2015

1CPA auditor, CA, public accountancy permit No. A123498

CAE Annual Report 2015 | 47

Consolidated Financial Statements

Consolidated Statement of Financial Position

As at March 31		March 31	March 31
(amounts in millions of Canadian dollars)	Notes	2015	2014
Assets
Cash and cash equivalents		$330.2	$312.3
Accounts receivable	4	468.0	453.9
Contracts in progress: assets	10	309.8	256.4
Inventories	5	237.3	219.5
Prepayments		81.8	76.6
Income taxes recoverable		43.9	24.8
Derivative financial assets	28	30.3	7.3
Assets held for sale	3	61.2	-
Total current assets		$1,562.5	$1,350.8
Property, plant and equipment	6	1,461.2	1,341.2
Intangible assets	7	844.7	870.7
Investment in equity accounted investees	31	318.0	234.6
Deferred tax assets	16	33.2	31.8
Derivative financial assets	28	21.1	7.5
Other assets	8	416.2	400.1
Total assets		$4,656.9	$4,236.7

Liabilities and equity
Accounts payable and accrued liabilities	9	$732.7	$685.0
Provisions	11	17.5	28.6
Income taxes payable		10.6	8.3
Contracts in progress: liabilities	10	154.6	167.4
Current portion of long-term debt	12	55.5	50.6
Derivative financial liabilities	28	54.0	24.6
Liabilities held for sale	3	14.2	-
Total current liabilities		$1,039.1	$964.5
Provisions	11	4.6	6.4
Long-term debt	12	1,224.3	1,117.9
Royalty obligations		158.4	161.5
Employee benefits obligations	14	185.7	115.5
Deferred gains and other non-current liabilities	15	165.1	204.2
Deferred tax liabilities	16	198.6	166.1
Derivative financial liabilities	28	17.2	18.4
Total liabilities		$2,993.0	$2,754.5
Equity
Share capital	17	$559.0	$517.5
Contributed surplus		19.1	19.5
Accumulated other comprehensive income	18	177.3	129.5
Retained earnings		857.3	775.1
Equity attributable to equity holders of the Company		$1,612.7	$1,441.6
Non-controlling interests		51.2	40.6
Total equity		$1,663.9	$1,482.2
Total liabilities and equity		$4,656.9	$4,236.7

The accompanying notes form an integral part of these Consolidated Financial Statements.

48 | CAE Annual Report 2015

Consolidated Financial Statements

Consolidated Income Statement

Years ended March 31
(amounts in millions of Canadian dollars, except per share amounts)	Notes	2015	2014
Continuing operations
Revenue	30	$2,246.3	$2,077.9
Cost of sales		1,642.6	1,512.8
Gross profit		$603.7	$565.1
Research and development expenses		64.1	67.7
Selling, general and administrative expenses		264.6	259.3
Other gains – net	21	(20.3)	(21.2)
After tax share in profit of equity accounted investees	30	(37.5)	(30.0)
Operating profit		$332.8	$289.3
Finance income	22	(9.8)	(9.6)
Finance expense	22	80.7	80.5
Finance expense – net		$70.9	$70.9
Earnings before income taxes		$261.9	$218.4
Income tax expense	16	57.8	29.0
Earnings from continuing operations		$204.1	$189.4
Discontinued operations
Earnings from discontinued operations	3	0.6	1.7
Net income		$204.7	$191.1
Attributable to:
Equity holders of the Company		$201.8	$190.0
Non-controlling interests		2.9	1.1
		$204.7	$191.1
Earnings per share from continuing and discontinued
operations attributable to equity holders of the Company
Basic and diluted – continuing operations	17	$0.76	$0.72
Basic and diluted – discontinued operations	17	-	0.01
		$0.76	$0.73

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE Annual Report 2015 | 49

Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

Years ended March 31
(amounts in millions of Canadian dollars)	Notes	2015	2014
Net income		$204.7	$191.1
Items that may be reclassified to net income
Foreign currency translation
Net currency translation difference on the translation of financial
statements of foreign operations		$100.9	$184.8
Net losses on certain long-term debt denominated in foreign
currency and designated as hedges of net investments in foreign operations		(68.1)	(37.5)
Reclassification to net income		2.5	-
Income taxes	16	(3.3)	(4.3)
Share in foreign currency translation difference of equity accounted investees		29.5	16.5
		$61.5	$159.5
Net changes in cash flow hedges
Effective portion of changes in fair value of cash flow hedges		$(39.2)	$(49.1)
Reclassification to income(1)(2)		25.6	27.4
Income taxes	16	3.6	5.6
After tax share in net changes of cash flow hedges of equity accounted investees		0.4	(0.9)
		$(9.6)	$(17.0)
Net change in available-for-sale financial instruments
Net change in fair value of available-for-sale financial assets	28	$-	$0.2
		$-	$0.2
Items that are never reclassified to net income
Defined benefit plan remeasurements
Defined benefit plan remeasurements	14	$(66.0)	$13.4
Income taxes	16	18.0	(3.7)
		$(48.0)	$9.7
Other comprehensive income		$3.9	$152.4
Total comprehensive income		$208.6	$343.5
Attributable to:
Equity holders of the Company		$201.6	$341.2
Non-controlling interests		7.0	2.3
		$208.6	$343.5
Total comprehensive income attributable to equity holders of the Company:
Continuing operations		$200.7	$334.6
Discontinued operations		0.9	6.6
		$201.6	$341.2

(1)  Fiscal 2015 includes net losses of $35.9 million reclassified to revenue (2014 – net losses of $23.8 million) and net gains of $10.3 million reclassified to finance expense – net (2014 – net losses of $3.6 million).

(2)  An estimated net amount of $57.5 million of losses is expected to be reclassified from other comprehensive income during the next 12 months. Future fluctuation in market rate (foreign exchange rate or interest rate) will impact the amount expected to be reclassified.

The accompanying notes form an integral part of these Consolidated Financial Statements.

50 | CAE Annual Report 2015

Consolidated Financial Statements

Consolidated Statement of Changes in Equity

Attributable to equity holders of the Company
Year ended March 31, 2014		Common shares		Accumulated other				Non-
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	Notes	shares	value	surplus	income (Note 18)	earnings	Total	interests	equity
Balances at April 1, 2013		259,979,059	$471.7	$21.9	$(12.0)	$633.0	$1,114.6	$31.8	$1,146.4
Net income		-	-	-	-	190.0	190.0	1.1	191.1
Other comprehensive income (loss):
Foreign currency translation		-	-	-	158.3	-	158.3	1.2	159.5
Net changes in cash flow hedges		-	-	-	(17.0)	-	(17.0)	-	(17.0)
Net change in available-for-sale financial instruments		-	-	-	0.2	-	0.2	-	0.2
Defined benefit plan remeasurements		-	-	-	-	9.7	9.7	-	9.7
Total comprehensive income		-	$-	$-	$141.5	$199.7	$341.2	$2.3	$343.5
Stock options exercised	23	2,387,556	22.2	-	-	-	22.2	-	22.2
Optional cash purchase		1,410	-	-	-	-	-	-	-
Transfer upon exercise of stock options		-	6.1	(6.1)	-	-	-	-	-
Share-based payments	23	-	-	3.7	-	-	3.7	-	3.7
Additions to non-controlling interests		-	-	-	-	-	-	6.5	6.5
Stock dividends	17	1,403,418	17.5	-	-	(17.5)	-	-	-
Cash dividends	17	-	-	-	-	(40.1)	(40.1)	-	(40.1)
Balances at March 31, 2014	263,771,443		$517.5	$19.5	$129.5	$775.1	$1,441.6	$40.6	$1,482.2
Net income		-	-	-	-	201.8	201.8	2.9	204.7
Other comprehensive income (loss):
Foreign currency translation		-	-	-	57.4	-	57.4	4.1	61.5
Net changes in cash flow hedges		-	-	-	(9.6)	-	(9.6)	-	(9.6)
Defined benefit plan remeasurements		-	-	-	-	(48.0)	(48.0)	-	(48.0)
Total comprehensive income		-	$-	$-	$47.8	$153.8	$201.6	$7.0	$208.6
Stock options exercised	23	1,309,201	12.6	-	-	-	12.6	-	12.6
Optional cash purchase		4,509	0.1	-	-	-	0.1	-	0.1
Transfer upon exercise of stock options		-	3.5	(3.5)	-	-	-	-	-
Share-based payments	23	-	-	3.1	-	-	3.1	-	3.1
Additions to non-controlling interests		-	-	-	-	-	-	3.6	3.6
Stock dividends	17	1,817,917	25.3	-	-	(25.3)	-	-	-
Cash dividends	17	-	-	-	-	(46.3)	(46.3)	-	(46.3)
Balances at March 31, 2015	266,903,070		$559.0	$19.1	$177.3	$857.3	$1,612.7	$51.2	$1,663.9

The balance of retained earnings and accumulated other comprehensive income as at March 31, 2015 was $1,034.6 million (2014 – $904.6 million).

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE Annual Report 2015 | 51

Consolidated Financial Statements

Consolidated Statement of Cash Flows

Years ended March 31
(amounts in millions of Canadian dollars)	Notes	2015		2014
Operating activities
Earnings from continuing operations		$204.1		$189.4
Adjustments for:
Depreciation of property, plant and equipment	6	108.1		98.8
Amortization of intangible and other assets		81.0		65.8
Financing cost amortization	22	1.4		1.5
After tax share in profit of equity accounted investees		(37.5)		(30.0)
Deferred income taxes	16	37.2		28.5
Investment tax credits		(21.7)		(15.6)
Share-based compensation	23	7.5		9.7
Defined benefit pension plans	14	6.4		(9.1)
Amortization of other non-current liabilities		(35.8)		(25.8)
Gain on partial disposal of interests in investments	21	(13.9)		-
Gain on disposal of property, plant and equipment	21	(1.2)		(5.6)
Other		2.2		(11.3)
Changes in non-cash working capital	24	(69.2)		(20.4)
Net cash provided by operating activities		$268.6		$275.9
Investing activities
Business combinations, net of cash and cash equivalents acquired		$(2.0)		$(3.7)
Proceeds from partial disposal of interests in investments, net of cash
and cash equivalents disposed	21	8.5		-
Capital expenditures for property, plant and equipment	6	(144.2)		(157.0)
Proceeds from disposal of property, plant and equipment		7.6		15.4
Capitalized development costs	7	(41.5)		(43.4)
Enterprise resource planning (ERP) and other software	7	(19.9)		(13.6)
Net (payments to) proceeds from equity accounted investees		(0.3)		4.2
Dividends received from equity accounted investees		8.9		15.0
Other		4.1		(10.2)
Net cash used in investing activities		$(178.8)		$(193.3)
Financing activities
Net change in restricted cash		$-		$(18.1)
Proceeds from borrowing under revolving unsecured credit facilities	12	524.7		641.1
Repayment of borrowing under revolving unsecured credit facilities	12	(554.0)		(655.3)
Proceeds from long-term debt, net of transaction costs	12	37.0		67.9
Repayment of long-term debt	12	(18.9)		(38.0)
Repayment of finance lease	12	(28.2)		(27.8)
Dividends paid		(46.3)		(40.1)
Common stock issuance		12.7		22.2
Other		-		(0.5)
Net cash used in financing activities		$(73.0)		$(48.6)
Effect of foreign exchange rate changes on cash
and cash equivalents		$8.8		$22.4
Net increase in cash and cash equivalents		$25.6		$56.4
Cash and cash equivalents, beginning of period		312.3		260.0
Cash and cash equivalents, beginning of period,
related to discontinued operations		(7.7)		(11.8)
Cash and cash equivalents, end of period		$330.2		$304.6
Supplemental information:
Dividends received		$8.9		$16.2
Interest paid		54.9	1	55.7
Interest received		11.0	1	7.8
Income taxes paid		34.1	1	20.9

The accompanying notes form an integral part of these Consolidated Financial Statements.

52 | CAE Annual Report 2015

Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements

(Unless otherwise stated, all tabular amounts are in millions of Canadian dollars)

The consolidated financial statements were authorized for issue by the board of directors on May 26, 2015.

NOTE 1 – NATURE OF OPERATIONS AND summary of SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

CAE Inc. and its subsidiaries (or the Company) design, manufacture and supply simulation equipment, provide training and develop integrated training solutions for defence and security markets, commercial airlines, business aircraft operators, helicopter operators, aircraft manufacturers and for healthcare education and service providers. CAE’s flight simulators replicate aircraft performance in normal and abnormal operations as well as a comprehensive set of environmental conditions utilizing visual systems that contain an extensive database of airports, other landing areas, flying environments, mission-specific environments, and motion and sound cues to create a fully immersive training environment. The Company offers a range of flight training devices based on the same software used on its simulators. The Company also operates a global network of training centres with locations around the world.

The Company’s operations are managed through three segments (see Note 2):

(i)    Civil Aviation Training Solutions – Provides comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a range of flight simulation training devices, as well as ab initio pilot training and crew sourcing services;

(ii)   Defence and Security – Is a training systems integrator for defence forces across the air, land and sea domains, and for government and civil security organizations responsible for public safety;

(iii)  Healthcare – Designs, manufactures and markets simulators, simulation centre management solutions and courseware for training of medical and allied healthcare students and clinicians in educational institutions, hospitals and defence organizations.

The Company’s mining business which provides mining services and tools has been classified as held for sale (see Note 3).

CAE is a limited liability company incorporated and domiciled in Canada. The address of the main office is 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada, H4T 1G6. CAE shares are traded on the Toronto Stock Exchange and on the New York Stock Exchange.

Basis of preparation

The key accounting policies applied in the preparation of these consolidated financial statements are described below. These policies have been consistently applied to all years presented, unless otherwise stated.

The consolidated financial statements have been prepared in accordance with Part I of the CPA Canada Handbook, referred to as IFRS, as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared under the historical cost convention, except for the following items measured at fair value: contingent consideration, derivative financial instruments, financial instruments at fair value through profit and loss, available‑for‑sale financial assets and liabilities for cash-settled share-based arrangements.

The functional and presentation currency of CAE Inc. is the Canadian dollar.

Basis of consolidation

Subsidiaries

Subsidiaries are all entities over which the Company has control. Control exists when the Company is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through the power over the entity. Subsidiaries are fully consolidated from the date control is obtained and they are no longer consolidated on the date control ceases.

Joint arrangements

Joint arrangements are entities in which the Company exercises joint control as established by contracts requiring unanimous consent for decisions about the activities that significantly affect the arrangement’s returns. When the Company has the rights to the net assets of the arrangement, the arrangement is classified as a joint venture and is accounted for using the equity method. When the Company has rights to the assets and obligations for the liabilities relating to an arrangement, the arrangement is classified as a joint operation and the Company accounts for each of its assets, liabilities and transactions, including its share of those held or incurred jointly, in relation to the joint operation. The Company presently does not have any joint operations.

Under the equity method of accounting, interests in joint ventures are initially recognized at cost and adjusted thereafter to recognize the Company’s share of the profits or losses and movements in other comprehensive income (loss) (OCI) of the investee. When the Company’s share of losses in a joint venture equals or exceeds its interests in the joint ventures, the Company does not recognize further losses, unless it will incur obligations or make payments on behalf of the joint ventures.

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Notes to the Consolidated Financial Statements

Unrealized gains resulting from transactions with joint ventures are eliminated, to the extent of the Company’s share in the joint venture. For sales of products or services from the Company to its joint ventures, the elimination of unrealized profits is considered in the carrying value of the investment in equity accounted investees in the consolidated statement of financial position and in the share in profit or loss of equity accounted investees in the consolidated income statement.

Business combinations

Business combinations are accounted for under the acquisition method. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Company, if any, at the date control is obtained. The consideration transferred includes the fair value of any liability resulting from a contingent consideration arrangement. Acquisition-related costs, other than share and debt issue costs incurred to issue financial instruments that form part of the consideration transferred, are expensed as incurred. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair value at the acquisition date. If a business combination is achieved in stages, the Company remeasures its previously held interest in the acquiree at its acquisition-date fair value and recognizes the resulting gain or loss, if any, in net income.

Contingent consideration classified as a provision is measured at fair value, with subsequent changes recognized in income. If the contingent consideration is classified as equity, it is not remeasured until it is finally settled within equity.

New information obtained during the measurement period, up to 12 months following the acquisition date, about facts and circumstances existing at the acquisition date affect the acquisition accounting.

Non-controlling interests

Non-controlling interests (NCI) represent equity interests in subsidiaries owned by outside parties. The share of net assets of subsidiaries attributable to non-controlling interests is presented as a component of equity. Changes in the Company’s ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

The Company treats transactions with non-controlling interests as transactions with equity owners of the Company. For interests purchased from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals of non-controlling interests are also recorded in equity.

Financial instruments and hedging relationships

Financial instruments

Financial assets and financial liabilities

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets and financial liabilities, including derivatives, are recognized on the consolidated statement of financial position when the Company becomes a party to the contractual provisions of the financial instrument. On initial recognition, all financial instruments are measured at fair value. When there is a difference between the fair value of the consideration given or received at initial recognition and the amount determined using a valuation technique, such difference is recognized immediately in income unless it qualifies for recognition as some other type of asset or liability.

Subsequent measurement of the financial instruments is based on their classification as described below. Financial assets can be classified into one of these categories: fair value through profit and loss, held-to-maturity investments, loans and receivables or available-for-sale. Financial liabilities can be classified into one of the following categories: fair value through profit and loss or other financial liabilities. The determination of the classification depends on the purpose for which the financial instruments were acquired and their characteristics. Except in very limited circumstances, the classification is not changed subsequent to the initial recognition.

Financial instruments at fair value through profit and loss

Financial instruments classified at fair value through profit and loss (FVTPL) are carried at fair value at each reporting date with the change in fair value recorded in income. The FVTPL classification is applied when a financial instrument:

-       Is a derivative, including embedded derivatives accounted for separately from the host contract, but excluding those derivatives designated as effective hedging instruments;

-       Has been acquired or incurred principally for the purpose of selling or repurchasing in the near future;

-       Is part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking; or

-       Has been irrevocably designated as such by the Company (fair value option).

Held-to-maturity investments, loans and receivables and other financial liabilities

Financial instruments classified as held-to-maturity investments, loans and receivables and other financial liabilities are carried at amortized cost using the effective interest method. Interest income or expense is included in income in the period as incurred.

54 | CAE Annual Report 2015

Notes to the Consolidated Financial Statements

Available-for-sale

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified in any of the preceding categories. Financial assets classified as available-for-sale are carried at fair value at each reporting date. Unrealized gains and losses, including changes in foreign exchange rates for non-monetary financial assets, are recognized in OCI in the period in which the changes arise and are transferred to income when the assets are derecognized or impairment occurs. Objective evidence of impairment of an equity investment includes a significant or prolonged decline in the fair value of the security below its cost. If a reliable estimate of the fair value of an unquoted equity instrument cannot be made, this instrument is measured at cost, less any impairment losses. Dividends are recognized in income when the right of payment has been established.

As a result, the following classifications were determined:

(i)     Cash and cash equivalents, restricted cash and all derivative instruments, except for derivatives designated as effective hedging instruments, are classified as FVTPL;

(ii)    Accounts receivable, contracts in progress, non-current receivables and advances are classified as loans and receivables, except for those that the Company intends to sell immediately or in the near term which are classified as FVTPL;

(iii)   Portfolio investments are classified as available-for-sale;

(iv)   Accounts payable and accrued liabilities and long-term debt, including interest payable, as well as finance lease obligations and royalty obligations are classified as other financial liabilities, all of which are measured at amortized cost using the effective interest rate method.

Transaction costs

Transaction costs that are directly related to the acquisition or issuance of financial assets and financial liabilities (other than those classified as FVTPL) are included in the fair value initially recognized for those financial instruments. These costs are amortized to income using the effective interest rate method.

Offsetting of financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position when the Company has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis or to realize the assets and settle the liabilities simultaneously.

Impairment of financial assets carried at amortized cost

At each reporting date, the carrying amounts of the financial assets other than those to be measured at FVTPL are assessed to determine whether there is objective evidence of impairment. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Fair value hierarchy transfers

For financial instruments that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the fair value hierarchy. The assessment is based on the lowest level input that is significant to the fair value measurement as a whole at the end of each period.

Embedded derivatives

Embedded derivatives are recorded at fair value separately from the host contract when their economic characteristics and risks are not clearly and closely related to those of the host contract. The Company may enter into freestanding derivative instruments which are not eligible for hedge accounting, to offset the foreign exchange exposure of embedded foreign currency derivatives. In such circumstances, both derivatives are carried at fair value at each statement of financial position date with the change in fair value recorded in consolidated net income.

Hedge accounting
Documentation

At the inception of a hedge, if the Company elects to use hedge accounting, the Company formally documents the designation of the hedge, the risk management objectives and strategy, the hedging relationship between the hedged item and hedging item and the method for testing the effectiveness of the hedge, which must be reasonably assured over the term of the hedging relationship and can be reliably measured. The Company formally assesses, both at inception of the hedge relationship and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items in relation to the hedged risk.

Method of accounting

The method of recognizing fair value gains and losses depends on whether derivatives are at FVTPL or are designated as hedging instruments, and, if the latter, the nature of the risks being hedged. All gains and losses from changes in the fair value of derivatives not designated as hedges are recognized in income. When derivatives are designated as hedges, the Company classifies them either as: (a) hedges of the change in fair value of recognized assets or liabilities or firm commitments (fair value hedges); or (b) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, a firm commitment or a forecasted transaction (cash flow hedges); or (c) hedges of a net investment in a foreign operation.

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Notes to the Consolidated Financial Statements

Fair value hedge

For fair value hedges outstanding, gains or losses arising from the measurement of derivative hedging instruments at fair value are recorded in income and the carrying amount of the hedged items are adjusted by gains and losses on the hedged item attributable to the hedged risks which are recorded in income.

Cash flow hedge

The effective portion of changes in the fair value of derivative instruments that are designated and qualify as cash flow hedges is recognized in OCI, while the ineffective portion is recognized immediately in income. Amounts accumulated in OCI are reclassified to income in the period in which the hedged item affects income. However, when the forecasted transactions that are hedged items result in recognition of non-financial assets (for example, inventories or property, plant and equipment), gains and losses previously recognized in OCI are included in the initial carrying value of the related non-financial assets acquired or liabilities incurred. The deferred amounts are ultimately recognized in income as the related non-financial assets are derecognized or amortized.

Hedge accounting is discontinued prospectively when the hedging relationship no longer meets the criteria for hedge accounting, when the designation is revoked, or when the hedging instrument expires or is sold. Any cumulative gain or loss directly recognized in OCI at that time remains in OCI until the hedged item is eventually recognized in income. When it is probable that a hedged transaction will not occur, the cumulative gain or loss that was recognized in OCI is recognized immediately in income.

Hedge of net investments in foreign operations

The Company has designated certain long-term debt as a hedge of CAE’s overall net investments in foreign operations whose activities are denominated in a currency other than the Company’s functional currency. The portion of gains or losses on the hedging item that is determined to be an effective hedge is recognized in OCI and is limited to the translation gain or loss on the net investment.

Derecognition
Financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

-       The rights to receive cash flows from the asset have expired;

-       The Company has transferred its rights to receive cash flows from the asset and either has transferred substantially all the risks and rewards of the asset or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in income.

Foreign currency translation

Foreign operations

Assets and liabilities of subsidiaries that have a functional currency other than the Canadian dollar are translated from their functional currency to Canadian dollars at exchange rates in effect at the reporting date. Revenue and expenses are translated at the average exchange rates for the period. The resulting translation adjustments are included in OCI. When designated as hedges of net investments in foreign operations, translation gains or losses related to long term intercompany account balances, which form part of the overall net investment in foreign operations, and those arising from the translation of debt denominated in foreign currencies, are also included in OCI.

Transactions and balances

Monetary assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rate at the reporting date. Non-monetary assets and liabilities, and revenue and expense items denominated in foreign currencies are translated into the functional currency using the exchange rate prevailing at the dates of the respective transactions. Foreign exchange gains and losses resulting from the settlement of such transactions are recognized in income, except when deferred in OCI as qualifying cash flow hedges and qualifying net investment hedges.

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly-liquid investments with original terms to maturity of 90 days or less at the date of purchase.

Accounts receivable

Receivables are initially recognized at fair value and are subsequently carried at amortized cost, net of an allowance for doubtful accounts, based on expected recoverability. The amount of the allowance is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the original effective interest rate. The loss is recognized in income. Subsequent recoveries of amounts previously provided for or written-off are recognized in income.

56 | CAE Annual Report 2015

Notes to the Consolidated Financial Statements

The Company is involved in a program in which it sells undivided interests in certain of its accounts receivable and contracts in progress: assets (current financial assets program) to third parties for cash consideration for an amount up to $150.0 million without recourse to the Company. The Company continues to act as a collection agent. These transactions are accounted for when the Company is considered to have surrendered control over the transferred accounts receivable and contracts in progress: assets.

Inventories

Raw materials are valued at the lower of average cost and net realizable value. Spare parts to be used in the normal course of business are valued at the lower of cost, determined on a specific identification basis, and net realizable value.

Work in progress is stated at the lower of cost, determined on a specific identification basis, and net realizable value. The cost of work in progress includes material, labour and an allocation of manufacturing overhead, which is based on normal operating capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to generate revenue. In the case of raw materials and spare parts, the replacement cost is the best measure of net realizable value.

Property, plant and equipment

Property, plant and equipment are recorded at cost less any accumulated depreciation and any accumulated net impairment losses. Costs include expenditures that are directly attributable to the acquisition or manufacturing of the item. The cost of an item of property, plant and equipment that is initially recognized includes, when applicable, the initial present value estimate of the costs required to dismantle and remove the asset and restore the site on which it is located at the end of its useful life. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment. Subsequent costs, such as updates on training devices, are included in the asset’s carrying amount or recognized as a separate asset only when it is probable that future economic benefits will flow to the Company and the cost of the item can be reliably measured; otherwise, they are expensed.

A loss on disposal is recognized in income when the carrying value of a replaced item is derecognized, unless the item is transferred to inventories. If it is not practicable to determine the carrying value, the cost of the replacement and the accumulated depreciation calculated by reference to that cost will be used to derecognize the replaced part. The costs of day-to-day servicing of property, plant and equipment are recognized in income as incurred. Gains and losses on disposal of property, plant and equipment are determined by comparing the proceeds from disposal with its carrying amount, and are recognized net within other gains and losses.

The different components of property, plant and equipment are recognized separately when their useful lives are materially different and such components are depreciated separately in income. Leased assets are depreciated over the shorter of the lease term and their useful lives. If it is reasonably certain that the Company will obtain ownership by the end of the lease term, the leased asset is depreciated over its useful life. Land is not depreciated. The estimated useful lives, residual values and depreciation methods are as follows:

	Method	Amortization rate/period
Buildings and improvements	Declining balance/Straight-line	2.5 to 10%/3 to 20 years
Simulators	Straight-line (10% residual)	Not exceeding 25 years
Machinery and equipment	Straight-line	2 to 10 years
Aircraft	Straight-line (15% residual)	Not exceeding 12 years
Aircraft engines	Based on utilization	Not exceeding 3,000 hours

Depreciation methods, useful lives and residual values are reviewed and adjusted, if appropriate, on a prospective basis at each reporting date.

Leases

The Company leases certain property, plant and equipment from and to others. Leases in which substantially all the risks and rewards of ownership are transferred are classified as finance leases. All other leases are accounted for as operating leases.

The Company as a lessor

With regards to finance leases, the asset is derecognized at the commencement of the lease. The net present value of the minimum lease payments and any discounted unguaranteed residual value are recognized as non‑current receivables. Finance income is recognized over the term of the lease based on the effective interest rate method. Income from operating leases is recognized on a straight-line basis over the term of the corresponding lease.

The Company as a lessee

Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased item and the present value of the minimum lease payments. Any initial direct costs of the lessee are added to the amount recognized as an asset. The corresponding obligations are included in long-term debt. Finance expense is recognized over the term of the lease based on the effective interest rate method. Payments made under operating leases are charged to income on a straight-line basis over the term of the lease.

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Notes to the Consolidated Financial Statements

Sale and leaseback transactions

The Company engages in sales and leaseback transactions as part of the Company’s financing strategy to support investment in the civil and military training and services business. Where a sale and leaseback transaction results in a finance lease, any excess of sales proceeds over the carrying amount is deferred and amortized over the lease term. Where a sale and leaseback transaction results in an operating lease, and it is clear that the transaction is established at fair value, any profit or loss is recognized in income. If the sales price is below fair value, the shortfall is recognized in income immediately except if the loss is compensated for by future lease payments at below market price, it is deferred and amortized in proportion to the lease payments over the period the asset is expected to be used. If the sale price is above fair value, the excess over fair value is deferred and amortized over the period the asset is expected to be used.

Intangible assets

Goodwill

Goodwill is measured at cost less accumulated impairment losses, if any.

Goodwill arises on the acquisition of subsidiaries. Goodwill represents the excess of the aggregate of the cost of an acquisition, including the Company’s best estimate of the fair value of contingent consideration and the acquisition-date fair value of any previous held equity interest in the acquiree, over the fair value of the net identifiable assets of the acquiree at the acquisition date.

Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Research and development (R&D)

Research costs are expensed as incurred. Development costs are also charged to income in the period incurred unless they meet all the specific capitalization criteria established in IAS 38, Intangible Assets. Capitalized development costs are stated at cost and net of accumulated amortization and accumulated impairment losses, if any. Amortization of the capitalized development costs commences when the asset is available for use and is included in research and development expense.

Other intangible assets

Intangible assets acquired separately are measured at cost upon initial recognition. The cost of intangible assets acquired in a business combination is the fair value as at the acquisition date. Following initial recognition, intangible assets are carried at cost, net of accumulated amortization and accumulated impairment losses, if any.

The cost of an internally generated intangible asset comprises all directly attributable costs necessary to create, produce, and prepare the asset to be capable of operating in the manner intended by management.

Gains and losses on disposal of intangible assets are determined by comparing the proceeds from disposal with its carrying amount and are recognized within other gains and losses.

Amortization
Amortization is calculated using the straight-line method for all intangible assets over their estimated useful lives as follows:

Amortization period
(in years)
Capitalized development costs	5 to 10
Customer relationships	3 to 15
ERP and other software	3 to 10
Technology	3 to 15
Other intangible assets	2 to 40

Amortization methods and useful lives are reviewed and adjusted, if appropriate, on a prospective basis at each reporting date.

Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets subject to amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill and assets that are not yet available for use are tested for impairment annually or at any time if an indicator of impairment exists.

The recoverable amount of an asset or a cash-generating unit (CGU) is the greater of its value in use and its fair value less costs of disposal. The recoverable amount is determined for an individual asset; unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. In such case, the CGU that the asset belongs to is used to determine the recoverable amount.

For the purposes of impairment testing, the goodwill acquired in a business combination is allocated to CGUs or groups of CGUs, which generally corresponds to its operating segments or one level below, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

58 | CAE Annual Report 2015

Notes to the Consolidated Financial Statements

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its estimated recoverable amount. Where the recoverable amount of a CGU to which goodwill has been allocated is lower than the CGU’s carrying amount, the related goodwill is impaired. Any remaining amount of impairment exceeding the impaired goodwill is recognized on a pro rata basis of the carrying amount of each asset in the respective CGU. Impairment losses are recognized in income.

The Company evaluates impairment losses, other than goodwill impairment, for potential reversals at each reporting date. An impairment loss is reversed if there is any indication that the loss has decreased or no longer exists due to changes in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Such reversal is recognized in income.

Borrowing costs

Borrowing costs that are directly attributable to the acquisition or construction of a qualifying asset are capitalized as part of the cost of the asset. A qualifying asset is one that takes a substantial period of time to get ready for its intended use. Capitalization of borrowing costs ceases when the asset is completed and ready for its intended use. All other borrowing costs are recognized as finance expense in income, as incurred.

Other assets

Restricted cash

The Company is required to hold a defined amount of cash as collateral under the terms of certain subsidiaries’ external bank financing, government-related sales contracts and business combination arrangements.

Deferred financing costs

Deferred financing costs related to the revolving unsecured term credit facilities, when it is probable that some or all of the facilities will be drawn down, and deferred financing costs related to sale and leaseback agreements are included in other assets at cost and are amortized on a straight-line basis over the term of the related financing agreements.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as a finance expense. When there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole.

Long-term debt

Long-term debt is recognized initially at fair value, net of transaction costs incurred. They are subsequently stated at amortized cost. Any difference between the proceeds, net of transaction costs, and the redemption value is recognized in income over the period of borrowings using the effective interest method.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In these cases, the fee is deferred until the drawdown occurs. To the extent that there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is recognized when the amount can be reliably measured, when it is probable that future economic benefits will flow to the Company and when specific criteria have been met for each of the categories, as described below.

Multiple component arrangements

The Company sometimes enters into multiple component revenue arrangements, which may include a combination of design, engineering and manufacturing of flight simulators and other products, as well as the provision of training services, spare parts and maintenance. When a single sales transaction requires the delivery of more than one product or service (multiple components), the revenue recognition criteria are applied to the separately identifiable components. A component is considered separately identifiable if the delivered item has value to the customer on a stand-alone basis and the fair value associated with the product or service can be reliably measured.

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Notes to the Consolidated Financial Statements

The allocation of the revenue from a multiple component arrangement is based on the fair value of each element in relation to the fair value of the arrangement as a whole.

The Company's revenues can be divided into two main accounting categories: construction contracts and sales of goods and services.

Construction contracts

A construction contract is a contract specifically negotiated for the construction of an asset or of a group of assets, which are interrelated in terms of their design, technology, function, purpose or use. According to its characteristics, a construction contract can be accounted for separately, be segmented into several components which are each accounted for separately, or be combined with another construction contract in order to form a single construction contract for accounting purposes in respect of which revenues and expense will be recognized.

Revenue from construction contracts for the design, engineering and manufacturing of training devices is recognized using the percentage-of-completion method when it is probable that the economic benefits associated with the contract will flow to the Company, the revenue, contract costs to complete and the stage of contract completion at the end of the reporting period can be reliably measured and when the contract costs can be clearly identified and reliably measured so that actual contract costs incurred can be compared with prior estimates. The stage of completion is measured by reference to the contract costs incurred up to the end of the reporting period as a percentage of total estimated costs for each contract. When the criteria to use the percentage‑of‑completion method are not met, construction contract revenue is recognized to the extent of the contract costs incurred that are likely to be recoverable.

Provisions for estimated contract losses are recognized in the period in which the loss is determined. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract. Warranty provisions are recorded when revenue is recognized based on past experience.

The cumulative amount of costs incurred and profit recognized, reduced by losses and progress billing, is determined on a contract‑by‑contract basis. If this amount is positive it is classified in contracts in progress: assets. If this amount is negative it is classified in contracts in progress: liabilities.

Post-delivery customer support is billed separately, and revenue is recognized over the support period.

Sales of goods and services

Software arrangements

Revenue from off-the-shelf software sales is recognized when delivery has occurred. Revenue from fixed-price software arrangements and software customization contracts that require significant production, modification, or customization of software is recognized using the percentage-of-completion method.

Spare parts

Revenue from the sale of spare parts is primarily recognized upon shipment to the customer. Upon shipment, the significant risks and rewards of ownership of the goods are transferred and the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold.

Product maintenance

Revenue from maintenance contracts is generally recognized on the basis of the percentage-of-completion of the transaction.

Training and consulting services

Revenue from training and consulting services is recognized as the services are rendered.

For flight schools, cadet training courses are offered mainly by way of ground school and live aircraft flight. During the ground school phase, revenue is recognized in income on a straight-line basis, while during the live aircraft flight phase, revenue is recognized based on actual flight hours.

Other

Sales incentives to customers

The Company may provide sales incentives in the form of discounts and volume rebates, these incentives are recorded as a reduction of revenues.

Non-monetary transactions

The Company may also enter into sales arrangements where little or no monetary consideration is involved. The non-monetary transactions are measured at the more reliable measure of the fair value of the asset given up and fair value of the asset received.

Deferred revenue

Cash payments received or advances currently due pursuant to contractual arrangements, with the exception of those related to construction contracts, are recorded as deferred revenue until all of the foregoing conditions of revenue recognition have been met.

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Notes to the Consolidated Financial Statements

Employee benefits

Defined benefit pension plans

The Company maintains defined benefit pension plans that provide benefits based on length of service and final average earnings.

The defined benefit asset or liability comprises the present value of the defined benefit obligation at the reporting date less the fair value of plan assets out of which the obligations are to be settled. The defined benefit obligations are actuarially determined for each plan using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using the interest rate of high-quality corporate bonds that are denominated in the currency in which the benefit will be paid and that have terms to maturity approximating the terms of the related pension obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

The value of any employee benefit asset recognized is restricted to the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan (asset ceiling test). Minimum funding requirements may give rise to an additional liability to the extent that they require paying contributions to cover an existing shortfall. Plan assets can only be used to fund employee benefits, are not available to the creditors of the Company, nor can they be paid directly to the Company. Fair value of plan assets is based on market price information.

The Company determines the net interest expense (income) by applying the discount rate used to measure the defined benefit obligation at the beginning of the period to the net defined benefit asset or liability.

Actuarial gains and losses arising from experience adjustments, changes in actuarial assumptions and the effect of any asset ceiling and minimum liability are recognized to OCI in the period in which they arise. Past service costs are recognized as an expense as incurred at the earlier of when the plan amendment or curtailment occurs and when the entity recognizes related termination benefits.

Defined contribution pension plans

The Company also maintains defined contribution plans for which the Company pays fixed contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no legal or constructive obligation to pay further amounts if the fund does not hold sufficient assets to pay the benefits to all employees. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in income as the services are provided.

Termination benefits

Termination benefits are recognized as an expense when the Company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense, if the Company has made an offer of voluntary redundancy, based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the reporting date are discounted to their present value.

Share-based payment transactions

The Company’s share-based payment plans consist of two categories: the Employee Stock Option Plan (ESOP), which qualifies as an equity-settled share-based payment plan; and the Employee Stock Purchase Plan (ESPP), Deferred Share Unit (DSU) plan, Long‑Term Incentive Time Based plans and Long-Term Incentive Performance Based plans which qualify as cash-settled share‑based payments plans. Time Based plans include the Long-Term Incentive – Deferred Share Unit (LTI-DSU) plan and the Long-Term Incentive – Time Based Restricted Share Unit (LTI-TB RSU) plan. Performance Based plans include the Long-Term Incentive – Restricted Share Unit (LTI-RSU) plan and the Long-Term Incentive – Performance Share Unit (LTI-PSU) plan.

For both categories, the fair value of the employee services received in exchange is recognized as an expense in income. Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

For the equity-settled plan, the cost of equity-settled transactions is measured at fair value using the Black-Scholes option pricing model. The compensation expense is measured at the grant date and recognized over the service period with a corresponding increase to contributed surplus. The cumulative expenses recognized for equity-settled transactions at each reporting date represents the extent to which the vesting period has expired and management’s best estimate of the number of equity instruments that will ultimately vest. For options with graded vesting, each tranche is considered a separate grant with a different vesting date and fair value, and each tranche is accounted for separately. When the options are exercised, the Company issues new shares and the proceeds received net of any directly attributable transaction costs are credited to share capital.

For cash-settled plans, a corresponding liability is recognized. The fair value of employee services received is calculated by multiplying the number of units expected to vest with the fair value of one unit as of grant date based on the market price of the Company’s common shares. The fair value of the ESPP is a function of the Company’s contributions. Until the liability is settled, the Company re-measures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in income for the period. The Company has entered into equity swap agreements with two major Canadian financial institutions in order to reduce its earnings exposure related to the fluctuation in the Company’s share price relating to the DSU, LTI-DSU and LTI-TB RSU programs.

CAE Annual Report 2015 | 61

Notes to the Consolidated Financial Statements

Current and deferred income tax

Income tax expense comprises current and deferred tax. An income tax expense is recognized in income except to the extent that it relates to items recognized in OCI or directly in equity, in which case it is recognized in OCI or directly in equity, respectively.

Current tax is the amount expected to be paid or recovered from taxation authorities on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date in the countries where the Company and its subsidiaries operate and generate taxable income, and any adjustment to tax payable or receivable in respect of previous years.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities.

Deferred tax is recognized using the balance sheet liability method, providing for temporary differences between the tax bases of assets or liabilities and their carrying amounts in the consolidated financial statements.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets are recognized for all deductible temporary differences and carry forward of unused tax losses. The recognition of deferred tax assets are limited to the amount which is probable to be realized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that a recognized deferred tax asset will be realized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that an unrecognized deferred tax asset will be realized.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different taxable entities which intend to settle current tax liabilities and assets on a net basis or if their tax assets and liabilities will be realized simultaneously.

Taxes on income in the interim periods are accrued by jurisdiction using the effective tax rate that would be applicable to expected total annual profit or loss of the jurisdiction.

Investment tax credits

Investment tax credits (ITCs) arising from R&D activities are deducted from the related costs and are accordingly included in the determination of net income when there is reasonable assurance that the credits will be realized. ITCs arising from the acquisition or development of property, plant and equipment and capitalized development costs are deducted from the cost of those assets with amortization calculated on the net amount. Investment tax credits expected to be recovered beyond 12 months are classified in Other assets.

Earnings per share

Earnings per share is calculated by dividing the net income for the period attributable to the common shareholders of the Company by the weighted average number of common shares outstanding during the period. The diluted weighted average number of common shares outstanding is calculated by taking into account the dilution that would occur if the securities or other agreements for the issuance of common shares were exercised or converted into common shares at the later of the beginning of the period or the issuance date unless it is anti-dilutive. The treasury stock method is used to determine the dilutive effect of the stock options. The treasury stock method is a method of recognizing the use of proceeds that could be obtained upon the exercise of options in computing diluted earnings per share. It assumes that any proceeds would be used to purchase common shares at the average market price during the period. Only the Company’s stock options have a dilutive potential on common shares.

Government assistance

Government contributions are recognized when there is reasonable assurance that the contributions will be received and all attached conditions will be complied with by the Company. Government assistance related to the acquisition of intangible assets is recorded as a reduction of the cost of the related asset while government assistance related to current expenses is recorded as a reduction of the related expenses.

The Company benefits from investment tax credits that are deemed to be equivalent to government contributions. Contributions are received for Project New Core Markets from Investissement Québec (IQ) for costs incurred in R&D programs. Contributions were received in previous fiscal years for Project Phoenix from Industry Canada under the Technology Partnerships Canada (TPC) program and from IQ.

62 | CAE Annual Report 2015

Notes to the Consolidated Financial Statements

Project New Core Markets and Project Phoenix require the Company to pay royalties. The obligation to pay royalties, recognized as royalty obligations, is recorded when the contribution is receivable and is estimated based on future projections. The obligation is discounted using the prevailing market rates of interest, at that time, for a similar instrument (similar as to currency, term, type of interest rate, guarantees or other factors) with a similar credit rating. The current portion is included as part of accrued liabilities. The difference between government contributions and the discounted value of royalty obligations is accounted for as a government assistance which is recognized as a reduction of related expenses or as a reduction of the cost of the related asset.

The Company recognizes the Government of Canada’s participation in Project Falcon and Project Innovate as interest-bearing long‑term debt. The initial measurement of the accounting liability is discounted using the prevailing market rates of interest, at that time, for a similar instrument (similar as to currency, term, type of interest rate, guarantees or other factors) with a similar credit rating. The difference between the face value of the long-term obligation and the discounted value of the long-term obligation is accounted for as a government contribution which is recognized as a reduction of costs or as a reduction of capitalized expenditures.

Use of judgements, estimates and assumptions

The preparation of the consolidated financial statements requires the Company’s management (management) to make judgements, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and disclosures at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses for the period reported. It also requires management to exercise its judgement in applying the Company’s accounting policies. The areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed below. Actual results could differ from those estimates. Changes will be reported in the period in which they are identified.

Business combinations

Business combinations are accounted for in accordance with the acquisition method. The consideration transferred and the acquiree’s identifiable assets, liabilities and contingent liabilities are measured at their fair value. Depending on the complexity of determining these valuations, the Company either consults with independent experts or develops the fair value internally by using appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These evaluations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate. Contingent consideration is measured at fair value using a discounted cash flow model.

Development costs

Development costs are recognized as intangible assets and are amortized over their useful lives when they meet the criteria for capitalization. Forecasted revenue and profitability for the relevant projects are used to assess compliance with the capitalization criteria and to assess the recoverable amount of the assets.

Impairment of non-financial assets

The Company’s impairment test for goodwill is based on internal estimates (level 3) of fair value less costs of disposal calculations and uses valuation models such as the discounted cash flows model. Key assumptions which management has based its determination of fair value less costs of disposal include estimated growth rates, post-tax discount rates and tax rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.

Likewise, whenever property, plant and equipment and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.

See Note 20 for further details regarding assumptions used.

Revenue recognition

The percentage-of-completion method requires the Company to estimate the work performed to date as a proportion of the total work to be performed. Management conducts monthly reviews of its estimated costs to complete, percentage-of-completion estimates and revenue and margins recognized, on a contract-by-contract basis. The impact of any revisions in cost and revenue estimates is reflected in the period in which the need for a revision becomes known.

Defined benefit pension plans

The cost of defined benefit pension plans and the present value of the employee benefits obligations are determined using actuarial valuations. Actuarial valuations involve, amongst others, making assumptions about discount rates, future salary increases and mortality rates. All assumptions are reviewed at each reporting date. Any changes in these assumptions will impact the carrying amount of the employee benefits obligations and the cost of the defined benefit pension plans. In determining the appropriate discount rate, management considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the specific country.

Other key assumptions for pension obligations are based, in part, on current market conditions. See Note 14 for further details regarding assumptions used.

CAE Annual Report 2015 | 63

Notes to the Consolidated Financial Statements

Government assistance repayments

In determining the amount of repayable government assistance, assumptions and estimates are made in relation to discount rates, expected revenues and the expected timing of revenues. Revenue projections take into account past experience and represent management’s best estimate about the future. Revenues after a five-year period are extrapolated using estimated growth rates, ranging from 5% to 9%, over the period of repayments. The estimated repayments are discounted using average rates ranging from 6% to 13% based on terms of similar financial instruments. These estimates, along with the methodology used to derive the estimates, can have a material impact on the respective values and ultimately any repayable obligation in relation to government assistance. A 1% increase to the growth rates would increase the royalty obligation at March 31, 2015 by approximately $9.9 million (2014 − $9.4 million).

Share-based payments

The Company measures the cost of cash and equity-settled transactions with employees by reference to the fair value of the related instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant, which depends on the terms and conditions of the grant. This also requires making assumptions and determining the most appropriate inputs to the valuation model including the expected life of the option, volatility and dividend yield.

Income taxes

The Company is subject to income tax laws in numerous jurisdictions. Judgement is required in determining the worldwide provision for income taxes. The determination of tax liabilities and assets involves uncertainties in the interpretation of complex tax regulations. The Company provides for potential tax liabilities based on the weighted average probability of the possible outcomes. Differences between actual results and those estimates could have an effect on the income tax liabilities and deferred tax liabilities in the period in which such determinations are made.

Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against the losses that can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. The recorded amount of total deferred tax assets could be altered if estimates of projected future taxable income and benefits from available tax strategies are lowered, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of the Company’s ability to utilize future tax benefits.

NOTE 2 – cHANGES IN ACCOUNTING POLICIES

Changes in accounting policies

Operating segments

As at April 1, 2014, the Company modified its operating segments. The former segments, Training & Services/Civil and Simulation Products/Civil, have been combined to form Civil Simulation and Training and the former Training & Services/Military and Simulation Products/Military segments have been combined to form Defence and Security. This resulted from changes in the organizational structure undertaken to better reflect the Company’s operating segments with its integrated solutions approach to market. In addition, the former New Core Markets segment was renamed Healthcare following the Company’s decision to divest its mining business (see Note 3). This information reflects the way the management measures profitability and performance and how it allocates resources. As such, the Company believes the information presented to be more relevant as it is better aligned with the way the business is managed internally. The change has been made retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The change did not impact the consolidated financial statement results. Operating segments’ disclosure has been restated to conform to the new operating segments (see Note 30).

As at March 31, 2015, the Company renamed its Civil Simulation and Training segment to Civil Aviation Training Solutions.

New and amended standards adopted by the Company

The amendments to IFRS effective for the fiscal year 2015 have no material impact on the Company’s consolidated financial statements results.

New and amended standards not yet adopted by the Company

Employee benefits

In November 2013, the IASB amended IAS 19, Employee Benefits. The amendment clarifies the accounting for contributions from employees or third parties to defined benefit plans. The amendment is effective on April 1, 2015 and is not expected to have an impact on the Company’s consolidated financial statements.

Revenue from contracts with customers

In May 2014, the IASB released IFRS 15, Revenue from Contracts with Customers, which supersedes IAS 11, Construction Contracts and IAS 18, Revenue, and the related interpretations on revenue recognition: IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers and SIC 31, Revenue – Barter Transactions Involving Advertising Services. The standard is effective for annual periods beginning on or after January 1, 2017, with earlier application permitted. The Company is currently evaluating the impact of the standard on its consolidated financial statements.

64 | CAE Annual Report 2015

Notes to the Consolidated Financial Statements

Financial Instruments

The IASB previously published versions of IFRS 9, Financial Instruments, that introduced new classification and measurement requirements in 2009 and 2010 and a new hedge accounting model in 2013.  In July 2014, the IASB released the final version of IFRS 9, Financial Instruments, which replaces earlier versions of IFRS 9 issued and completes the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement. The standard is effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Company is currently evaluating the impact of the standard on its consolidated financial statements.

NOTE 3 – Net assets held for sale and discontinued operations

In June 2014, the Company decided to divest its mining business following the decision to focus its resources and capital investment in targeted growth opportunities in its other three core markets: Civil Aviation Training Solutions, Defence and Security and Healthcare.  The related assets and liabilities, which were previously reported within the former New Core Markets segment, have been presented as held for sale.

The assets and liabilities classified as held for sale are as follows:

		2015
Current assets(1)		$15.8
Intangible assets		42.9
Other non-current assets		2.5
Assets held for sale		$61.2
Current liabilities		$12.9
Other non-current liabilities		1.3
Liabilities held for sale		$14.2
Net assets held for sale		$47.0
(1) Includes cash and cash equivalents.

Analysis of the result of discontinued operations is as follows:

(amounts in millions)	2015	2014
Revenue	$34.6	$37.0
Expenses	31.4	34.3
Earnings before income taxes and measurement to fair value	$3.2	$2.7
Income tax expense	1.7	1.0
Earnings before measurement to fair value	$1.5	$1.7
Loss on measurement to fair value of assets held for sale	1.0	-
Income tax recovery	(0.1)	-
Earnings from discontinued operations	$0.6	$1.7

(amounts in millions)	2015	2014
Net cash (used in) provided by operating activities	$(1.6)	$0.1
Net cash used in investing activities	(2.6)	(5.2)

CAE Annual Report 2015 | 65

Notes to the Consolidated Financial Statements

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable are carried on the consolidated statement of financial position net of allowance for doubtful accounts. This provision is established based on the Company’s best estimates regarding the ultimate recovery of balances for which collection is uncertain. Uncertainty of ultimate collection may become apparent from various indicators, such as a deterioration of the credit situation of a given client and delay in collection beyond the contractually agreed upon payment terms. Management regularly reviews accounts receivable, monitors past due balances and assesses the appropriateness of the allowance for doubtful accounts.

Details of accounts receivable are as follows:

(amounts in millions)	2015	2014
Current trade receivables	$170.6	$178.4
Past due trade receivables
1-30 days	52.9	43.3
31-60 days	10.9	17.2
61-90 days	12.8	14.0
Greater than 90 days	58.9	55.5
Allowance for doubtful accounts	(15.6)	(13.8)
Total trade receivables	$290.5	$294.6
Accrued receivables	103.0	84.4
Receivables from related parties (Note 32)	28.7	30.1
Other receivables	45.8	44.8
Total accounts receivable	$468.0	$453.9

Changes in the allowance for doubtful accounts are as follows:

(amounts in millions)	2015	2014
Allowance for doubtful accounts, beginning of year	$(13.8)	$(9.8)
Additions (Note 30)	(7.4)	(5.6)
Amounts charged off	1.5	1.0
Unused amounts reversed (Note 30)	3.5	1.6
Exchange differences	0.3	(1.0)
Transferred to assets held for sale	0.3	-
Allowance for doubtful accounts, end of year	$(15.6)	$(13.8)

NOTE 5 – inventories

(amounts in millions)	2015	2014
Work in progress	$137.2	$129.7
Raw materials, supplies and manufactured products	100.1	89.8
	$237.3	$219.5

The amount of inventories recognized as cost of sales is as follows:

(amounts in millions)	2015	2014
Work in progress	$110.4	$79.1
Raw materials, supplies and manufactured products	79.8	69.7
	$190.2	$148.8

66 | CAE Annual Report 2015

Notes to the Consolidated Financial Statements

NOTE 6 – Property, plant and equipment

						Assets
		Buildings		Machinery	Aircraft and	under	Assets
		and		and	aircraft	finance	under
(amounts in millions)	Land	improvements	Simulators	equipment	engines	lease	construction	Total
Net book value at March 31, 2013	$26.0	$176.5	$637.1	$47.4	$16.5	$129.8	$109.5	$1,142.8
Additions(1)	-	13.7	6.5	13.3	4.0	-	119.9	157.4
Acquisition of assets under
finance lease	-	-	-	-	-	33.4	-	33.4
Disposals	(2.2)	(2.5)	(2.9)	-	(2.2)	-	-	(9.8)
Depreciation(1)	-	(14.6)	(51.0)	(15.3)	(2.2)	(16.4)	-	(99.5)
Impairment	-	(0.6)	-	-	-	-	-	(0.6)
Transfers and others	-	4.6	72.0	3.6	(0.1)	(2.1)	(78.5)	(0.5)
Exchange differences	2.7	15.1	77.9	3.4	0.8	12.9	5.2	118.0
Net book value at March 31, 2014	$26.5	$192.2	$739.6	$52.4	$16.8	$157.6	$156.1	$1,341.2
Additions	0.1	0.4	31.2	16.6	6.6	-	89.3	144.2
Disposals of subsidiaries	-	(0.6)	(0.6)	(0.3)	(5.8)	-	-	(7.3)
Acquisition of assets under
finance lease	-	-	-	-	-	17.8	-	17.8
Disposals	(3.8)	(1.4)	(0.3)	-	(0.9)	-	-	(6.4)
Depreciation	-	(15.5)	(58.4)	(15.5)	(2.2)	(16.5)	-	(108.1)
(Impairment) reversal of impairment	-	0.3	-	-	-	-	-	0.3
Transfers and others	-	15.9	124.9	0.1	4.6	3.2	(141.9)	6.8
Exchange differences	1.2	10.5	44.7	0.3	-	12.2	5.1	74.0
Transferred to assets held for sale	-	-	-	(1.3)	-	-	-	(1.3)
Net book value at March 31, 2015	$24.0	$201.8	$881.1	$52.3	$19.1	$174.3	$108.6	$1,461.2
(1) Includes amounts related to the discontinued operations.

						Assets
		Buildings		Machinery	Aircraft and	under	Assets
		and		and	aircraft	finance	under
(amounts in millions)	Land	improvements	Simulators	equipment	engines	lease	construction	Total
Cost	$26.5	$336.4	$1,013.3	$224.8	$23.7	$261.3	$156.1	$2,042.1
Accumulated depreciation	-	(144.2)	(273.7)	(172.4)	(6.9)	(103.7)	-	(700.9)
Net book value at March 31, 2014	$26.5	$192.2	$739.6	$52.4	$16.8	$157.6	$156.1	$1,341.2
Cost	$24.0	$356.1	$1,214.7	$226.6	$23.6	$292.2	$108.6	$2,245.8
Accumulated depreciation	-	(154.3)	(333.6)	(174.3)	(4.5)	(117.9)	-	(784.6)
Net book value at March 31, 2015	$24.0	$201.8	$881.1	$52.3	$19.1	$174.3	$108.6	$1,461.2

As at March 31, 2015, the average remaining amortization period for full-flight simulators is 11.6 years (2014 – 11.5 years).

As at March 31, 2015, bank borrowings are collateralized by property, plant and equipment for a value of $13.6 million
(2014 – $13.0 million).

The Company leases some of its property, plant and equipment to third parties, the future minimum lease payments receivable under these non-cancellable operating leases are as follows:

(amounts in millions)	2015	2014
No later than 1 year	$18.6	$23.7
Later than 1 year and no later than 5 years	45.9	49.1
Later than 5 years	25.8	24.9
	$90.3	$97.7

As at March 31, 2015, the net book value of simulators leased out to third parties is $31.8 million (2014 – $23.4 million).

CAE Annual Report 2015 | 67

Notes to the Consolidated Financial Statements

Assets under finance lease, by category, with lease terms between July 2015 and October 2036, are as follows:

(amounts in millions)	2015	2014
Simulators
Cost	$228.3	$223.5
Accumulated depreciation	(100.9)	(89.1)
Net book value	$127.4	$134.4
Buildings
Cost	$63.9	$37.2
Accumulated depreciation	(17.0)	(14.0)
Net book value	$46.9	$23.2
Machinery and equipment
Cost	$-	$0.6
Accumulated depreciation	-	(0.6)
Net book value	$-	$-
Total net book value	$174.3	$157.6

NOTE 7 – intangible assets

		Capitalized		ERP and		Other
Goodwill		development	Customer	other		intangible
(amounts in millions)	(Note 20)	costs	relationships	software	Technology	assets	Total
Net book value at March 31, 2013	$452.0	$104.5	$116.0	$65.4	$24.7	$31.8	$794.4
Additions – internal development(1)	-	48.1	-	13.6	-	-	61.7
Additions – acquired separately	-	-	2.9	-	-	0.1	3.0
Acquisition of subsidiaries	0.3	-	-	-	-	-	0.3
Amortization(1)	-	(12.2)	(14.5)	(12.8)	(4.0)	(3.5)	(47.0)
Transfers and others	-	(7.9)	-	(2.4)	-	0.3	(10.0)
Exchange differences	50.2	1.5	10.7	0.6	1.8	3.5	68.3
Net book value at March 31, 2014	$502.5	$134.0	$115.1	$64.4	$22.5	$32.2	$870.7
Additions – internal development	-	41.5	-	19.9	-	-	61.4
Additions – acquired separately	-	-	1.7	-	0.7	0.5	2.9
Disposals of subsidiaries	(2.2)	-	(3.1)	-	-	(1.3)	(6.6)
Amortization	-	(16.7)	(14.4)	(13.1)	(3.9)	(2.7)	(50.8)
Transfers and others	-	(5.4)	(0.2)	(2.3)	(0.1)	(0.4)	(8.4)
Exchange differences	14.0	0.9	(0.1)	0.9	2.1	0.6	18.4
Transferred to assets held for sale	(26.9)	(10.5)	(2.5)	-	(2.3)	(0.7)	(42.9)
Net book value at March 31, 2015	$487.4	$143.8	$96.5	$69.8	$19.0	$28.2	$844.7
(1) Includes amounts related to the discontinued operations.

		Capitalized		ERP and		Other
	development		Customer	other		intangible
(amounts in millions)	Goodwill	costs	relationships	software	Technology	assets	Total
Cost	$502.5	$187.8	$163.9	$130.5	$44.8	$55.7	$1,085.2
Accumulated depreciation	-	(53.8)	(48.8)	(66.1)	(22.3)	(23.5)	(214.5)
Net book value at March 31, 2014	$502.5	$134.0	$115.1	$64.4	$22.5	$32.2	$870.7
Cost	$487.4	$212.9	$158.4	$149.3	$45.8	$55.4	$1,109.2
Accumulated depreciation	-	(69.1)	(61.9)	(79.5)	(26.8)	(27.2)	(264.5)
Net book value at March 31, 2015	$487.4	$143.8	$96.5	$69.8	$19.0	$28.2	$844.7

For the year ended March 31, 2015, amortization of $34.1 million (2014 – $33.7 million) has been recorded in cost of sales,
$15.3 million (2014 – $9.9 million) in research and development expenses and $1.4 million (2014 – $1.6 million) in selling, general and administrative expenses.

As at March 31, 2015, the average remaining amortization period for the capitalized development costs is 5.8 years
(2014 – 5.5 years).

68 | CAE Annual Report 2015

Notes to the Consolidated Financial Statements

The categories of capitalized development costs and ERP and other software both primarily consist of internally generated intangible assets.

The Company has no indefinite life intangible assets other than goodwill.

NOTE 8 – Other assets

(amounts in millions)			2015	2014
Restricted cash			$23.7	$24.1
Prepaid rent to a portfolio investment			55.0	78.6
Investment in a portfolio investment			1.6	1.5
Advances to a portfolio investment			47.7	50.2
Non-current receivables			117.2	92.9
Investment tax credits			159.5	138.1
Deferred financing costs			3.1	3.8
Other			8.4	10.9
			$416.2	$400.1

The present value of future minimum lease payment receivables, included in the current and non-current receivables is as follows:

(amounts in millions)			2015	2014
Gross investment in finance lease contracts			$164.0	$97.6
Less: unearned finance income			69.1	40.8
Less: discounted unguaranteed residual values of leased assets			4.0	0.9
Present value of future minimum lease payment receivables			$90.9	$55.9

Future minimum lease payments from investments in finance lease contracts to be received are as follows:

(amounts in millions)		2015		2014
		Present value of		Present value of
	Gross	future minimum	Gross	future minimum
	Investment	lease payments	Investment	lease payments
No later than 1 year	$7.2	$3.9	$3.0	$2.1
Later than 1 year and no later than 5 years	35.9	14.3	17.6	7.8
Later than 5 years	120.9	72.7	77.0	46.0
	$164.0	$90.9	$97.6	$55.9

NOTE 9 – ACCOUNTs PAYABLE AND ACCRUED LIABILITIES

(amounts in millions)	2015	2014
Accounts payable trade	$276.0	$288.1
Accrued liabilities	305.3	255.1
Deferred revenue	128.8	117.3
Amounts due to related parties (Note 32)	13.9	16.3
Current portion of royalty obligations	8.7	8.2
	$732.7	$685.0

CAE Annual Report 2015 | 69

Notes to the Consolidated Financial Statements

NOTE 10 – contracts IN PROGRESS

(amounts in millions)	2015	2014
Contracts in progress: assets	$309.8	$256.4
Contracts in progress: liabilities	(154.6)	(167.4)
Contracts in progress: net assets	$155.2	$89.0

Details of contracts in progress are as follows:

(amounts in millions)	2015	2014
Aggregate amount of costs incurred plus recognized
profits (less recognized losses) to date	$3,411.9	$3,128.8
Less: progress billings	3,256.7	3,035.6
Less: amounts sold	-	4.2
Contracts in progress: net assets	$155.2	$89.0

Advances received from customers on construction contracts related to work not yet commenced amounts to $11.4 million at
March 31, 2015 (2014 – $31.7 million). Construction contracts revenue recognized in fiscal 2015 amounts to $824.4 million
(2014 – $763.4 million).

NOTE 11 – provisionS

Restoration and simulator removal

In certain situations, simulators are installed at locations that are not owned by the Company. In some of these cases, the Company has an obligation to dismantle and remove the simulators from these sites and to restore the location to its original condition. A provision is recognized for the present value of estimated costs to be incurred to dismantle and remove the simulators from these sites and restore the location. The provision also includes amounts relating to leased land and building where restoration costs are contractually required at the end of the lease. Where such costs arise as a result of capital expenditure, these restoration costs are also capitalized.

Restructuring

Restructuring costs consist mainly of severances and other related costs.

Legal claims

The amount represents a provision for certain legal claims brought against the Company. The corresponding charge is recognized in income within selling, general and administrative expenses. Management’s best estimate is that the outcome of these legal claims will not give rise to any significant loss beyond the amounts provided at March 31, 2015.

Warranties

A provision is recognized for expected warranty claims on products sold based on past experience of the level of repairs and returns. It is expected that most of these costs will be incurred in the next financial year. Assumptions used to calculate the provision for warranties were based on current sales levels and current information available about returns based on the warranty period of products sold.

Contingent consideration

A provision is recognized for contingent consideration arising from business combinations when the proceeds include a contingent consideration arrangement.

Changes in provisions are as follows:

Restoration					Contingent
(amounts in millions)	and removal	Restructuring	Legal	Warranties	consideration	Other	Total
Total provisions, beginning of year	$4.3	$13.1	$0.8	$5.8	$2.9	$8.1	$35.0
Additions	1.6	-	-	7.6	-	4.8	14.0
Amounts used	-	(7.7)	(0.2)	(8.0)	(1.0)	(6.7)	(23.6)
Unused amounts reversed	(0.3)	-	(0.2)	(0.1)	(0.3)	(1.7)	(2.6)
Unwinding of discount	-	-	-	-	0.1	-	0.1
Exchange differences	0.3	(0.7)	0.1	-	(0.1)	(0.3)	(0.7)
Transferred to liabilities held for sale	-	-	-	-	(0.1)	-	(0.1)
Total provisions, end of year	$5.9	$4.7	$0.5	$5.3	$1.5	$4.2	$22.1
Less: current portion	2.2	4.7	0.1	5.3	1.0	4.2	17.5
Long-term portion	$3.7	$-	$0.4	$-	$0.5	$-	$4.6

70 | CAE Annual Report 2015

Notes to the Consolidated Financial Statements

NOTE 12 – DEBT FACILITIES

Long-term debt, net of transaction costs is as follows:

(amounts in millions)		2015	2014
Total recourse debt		$1,225.8	$1,130.3
Total non-recourse debt (1)		54.0	38.2
Total long-term debt		$1,279.8	$1,168.5
Less: current portion of long-term debt		33.7	23.8
Less: current portion of finance leases		21.8	26.8
		$1,224.3	$1,117.9
(1) Non-recourse debt is a debt in a subsidiary for which recourse is limited to the assets, equity, interest and undertaking of such subsidiary and not CAE Inc.

Details of the recourse debt are as follows:

(amounts in millions)		2015	2014
(i)	Senior notes ($125.0 and US$225.0 maturing between December 2019 and December 2027), floating interest rates based on bankers’ acceptances rate plus a spread on $50.0 million and interest rate ranging from 3.59% and 4.15% for remaining $75.0 and US$225.0	$410.4	$373.7
(ii)	Senior notes ($15.0 and US$45.0 maturing in June 2016 and US$60.0 maturing in June 2019), average blended rate of 7.16% payable semi-annually in June and December	145.9	128.6
(iii)	Senior notes (US$100.0 maturing in August 2021 and US$50.0 maturing in August 2026), average blended rate of 4.47% payable semi-annually in August and February	190.2	165.8
(iv)	Revolving unsecured term credit facilities maturing in October 2018	22.8	54.3
(v)	Obligations under finance lease, with various maturities from July 2015 to October 2036, interest rates from 2.75% to 10.68%	181.2	159.2
(vi)	Term loan matured in June 2014 (2014 – US$1.5 and £0.7)	-	2.8
	Term loan maturing in June 2018 of US$36.9 and £7.1 (2014 – US$43.2 and £8.5)	58.8	61.7
	Combined coupon rate of post-swap debt of 7.98% (2014 – 7.98%)
(vii)	R&D obligation from a government agency maturing in July 2029	145.8	139.1
(viii)	R&D obligation from a government agency maturing in July 2035	29.3	1.3
(ix)	Term loan maturing in January 2020 of €3.2 (2014 – €3.6), floating interest rate of EURIBOR plus a spread	4.2	5.3
(x)	Credit facility maturing in January 2020 of $0.4 and INR 274.2 (2014 – $1.4 and INR 294.2), bearing interest based on floating interest rates in India prevailing at the time of each drawdown	6.0	6.8
(xi)	Term loan, maturing in October 2020 of US$11.9 (2014 – $US13.7), bearing interest at a fixed rate of 4.14%	15.1	15.1
(xii)	Other debts, with various maturities from March 2016 to March 2024, average interest rate of approximately 1.34%	16.1	16.6
Total recourse debt, net amount		$1,225.8	$1,130.3

(i)         Represents unsecured senior notes for $125.0 million and US$225.0 million by way of a private placement.

(ii)        Represents unsecured senior notes for $15.0 million and US$105.0 million by way of a private placement.

(iii)       Represents unsecured senior notes for US$150.0 million by way of a private placement.

(iv)       Represents revolving unsecured term credit facilities. The available facility amount is US$550.0 million with an option, subject to the lender’s consent, to increase to a total amount of up to US$850.0 million. The facility has covenants requiring a minimum fixed charge coverage and a maximum debt coverage. The applicable interest rate on this revolving term credit facility is at the option of the Company, based on the bank’s prime rate, bankers’ acceptance rates or LIBOR plus a spread which depends on the credit rating assigned by Standard & Poor’s Rating Services.

(v)        These finance leases relate to the leasing of various buildings, simulators, machinery and equipment

In fiscal 2015, the Company entered into and renewed various finance leases for a building in Brunei and for simulators located in Europe. These represent finance lease obligations of $34.5 million as at March 31, 2015.

(vi)       Represents senior financing for two civil aviation training centres. Tranche A was fully repaid in June 2014 while Tranche B is repaid in quarterly instalments of principal and interest.

CAE Annual Report 2015 | 71

Notes to the Consolidated Financial Statements

(vii)      Represents an interest-bearing long-term obligation with the Government of Canada relative to Project Falcon, an R&D program that ended at the end of fiscal 2014, for a maximum amount of $250.0 million. The aggregate amount recognized at the end of fiscal 2015 was $250.0 million (2014 – $250.0 million) (see Note 1). The discounted value of the debt recognized amounted to $145.8 million as at March 31, 2015 (2014 – $139.1 million).

(viii)     In fiscal 2014, the Company entered into an interest-bearing long-term obligation with the Government of Canada relative to Project Innovate, an R&D program extending over five and half years, for a maximum amount of $250.0 million. The aggregate amount recognized in fiscal 2015 was $58.7 million (2014 – $2.7 million). The discounted value of the debt recognized amounted to $29.3 million as at March 31, 2015 (2014 – $1.3 million).

(ix)       Represents a loan agreement of $4.2 million (€3.2 million) (2014 – $5.3 million (€3.6 million)) for the financing of one of the Company’s subsidiaries.

(x)        Represents the financing facility for certain of the Company’s operations in India. The financing facility is comprised of a term loan of up to $8.6 million (INR 470.0 million) and working capital facilities of up to an aggregate of $2.3 million
(INR 125.0 million). Drawdowns can be made in INR or any other major currencies acceptable to the lender.

(xi)       Represents a term loan to finance simulators.

(xii)      Other debts include an unsecured facility for the financing of the cost of establishment of an ERP system. The facility is repayable with monthly repayments over a term of seven years beginning at the end of the first month following each quarterly disbursement. Other debts also include bonds for which US$11.0 million (2014 – US$11.0 million) of letters of credit have been issued to support the bonds for the outstanding amount of the loans. Combined interest rate for these bonds is 0.90%
(2014 – 1.79%).

Details of the non-recourse debt are as follows:

(amounts in millions)	2015	2014
(i) Term loan maturing in October 2016 of £0.8 (2014 – £1.1), interest rate of LIBOR plus 1.05%	$1.5	$1.9
(ii) Term loan maturing in March 2028 of US$41.7 (2014 – US$33.1), interest rate of LIBOR plus 2.50%	52.5	36.3
Total non-recourse debt, net amount	$54.0	$38.2

(i)         The credit facility to finance the Company’s MSH program for the MoD in the U.K., includes a term loan that is collateralized by the project assets of the subsidiary and bi-annual repayments required until 2016. The Company has entered into an interest rate swap totalling £0.5 million as at March 31, 2015 (2014 – £0.9 million) fixing the interest rate at 6.31%. The book value of the assets pledged as collateral for the credit facility as at March 31, 2015 is £75.6 million (2014 – £85.2 million).

(ii)        Represents collateralized non-recourse financing for a term loan to finance a training center in Brunei. The subsidiary may also avail an additional amount of up to US$12.0 million in the form of letters of credit.

Payments required to meet the retirement provisions of the long-term debt are as follows:

(amounts in millions)	2015	2014
No later than 1 year	$34.3	$24.5
Later than 1 year and no later than 5 years	388.1	240.4
Later than 5 years	680.4	749.1
Total payments required	$1,102.8	$1,014.0
Less: transaction costs	4.2	4.7
	$1,098.6	$1,009.3

The present value of the obligations under finance lease are as follows:

(amounts in millions)	2015	2014
Gross future minimum lease payments	$260.5	$228.1
Less: future finance charges on finance leases	70.9	61.1
Less: discounted guaranteed residual values of leased assets	8.4	7.8
Present value of future minimum lease payments	$181.2	$159.2

72 | CAE Annual Report 2015

Notes to the Consolidated Financial Statements

The future minimum lease payments of the obligations under finance lease are as follows:

(amounts in millions)		2015		2014
	Gross future	Present value of	Gross future	Present value of
minimum lease		future minimum	minimum lease	future minimum
	payments	lease payments	payments	lease payments
No later than 1 year	$31.9	$21.8	$35.8	$26.8
Later than 1 year and no later than 5 years	114.1	77.9	85.4	59.0
Later than 5 years	114.5	81.5	106.9	73.4
	$260.5	$181.2	$228.1	$159.2

As at March 31, 2015, the Company is in compliance with all of its financial covenants.

NOTE 13 – GOVERNMENT ASSISTANCE

The Company has agreements with various governments whereby the latter funds a portion of the cost, based on expenditures incurred by the Company, of certain R&D programs for modeling, simulation and training services expertise.

During fiscal 2009, the Company announced Project Falcon, an R&D program that extended over five years. The goal of Project Falcon was to expand the Company’s modeling and simulation technologies, develop new ones and increase its capabilities beyond training into other areas of the aerospace and defence market, such as analysis and operations. Concurrently, the Government of Canada agreed to participate in Project Falcon through a repayable loan of up to $250 million made through the Strategic Aerospace and Defence Initiative (SADI), which supports strategic industrial research and pre-competitive development projects in the aerospace, defence, space and security industries. As at March 31, 2014, Project Falcon was completed.

During fiscal 2010, the Company announced Project New Core Markets, an R&D program extending over seven years. The aim is to leverage the Company’s modeling, simulation and training services expertise into new markets, such as healthcare and mining. The Québec government, through Investissement Québec, agreed to participate up to $100 million in contributions related to costs incurred before the end of fiscal 2016.

During fiscal 2014, the Company announced Project Innovate, an R&D program extending over five and a half years. The goal of Project Innovate is to expand the Company’s modeling and simulation technologies, develop new ones and continue to differentiate its service offering. Concurrently, the Government of Canada agreed to participate in Project Innovate through a repayable loan of up to $250 million made through the SADI.

See Notes 1 and 12 for explanations of the royalty obligations and debt.

The following table provides aggregate information regarding contributions recognized and amounts not yet received for the projects Falcon, New Core Markets and Innovate:

(amounts in millions)	2015	2014
Outstanding contribution receivable, beginning of year	$5.0	$5.8
Contributions	31.7	19.3
Payments received	(27.9)	(20.1)
Outstanding contribution receivable, end of year	$8.8	$5.0

The aggregate contributions recognized for all programs are as follows:
(amounts in millions)	2015	2014
Contributions credited to capitalized expenditures:
Project Falcon	$-	$3.0
Project New Core Markets	0.9	3.4
Project Innovate	10.2	0.9
Contributions credited to income:
Project Falcon	-	10.0
Project New Core Markets	2.2	1.5
Project Innovate	18.4	0.5
Total contributions:
Project Falcon	$-	$13.0
Project New Core Markets	3.1	4.9
Project Innovate	28.6	1.4

There are no unfulfilled conditions or unfulfilled contingencies attached to these government contributions.

CAE Annual Report 2015 | 73

Notes to the Consolidated Financial Statements

NOTE 14 – employee benefits OBLIGATIONS

Defined benefit plans

The Company has two registered funded defined benefit pension plans in Canada (one for employees and one for designated executives) that provide benefits based on length of service and final average earnings. The Company also maintains funded pension plans for employees in the Netherlands, United Kingdom and Norway that provide benefits based on similar provisions.

The Company’s annual contributions, to fund both benefits accruing in the year and deficits accumulated over prior years, and the plans’ financial position are determined based on the actuarial valuations. Applicable pension legislations prescribe minimum funding requirements.

In addition, the Company maintains unfunded plans in Canada, Germany and Norway that provide defined benefits based on length of service and final average earnings. These unfunded plans are the sole obligation of the Company, and there is no requirement to fund them. However, the Company is obligated to pay the benefits when they become due. As at March 31, 2015, the unfunded defined benefits pension obligations are $75.8 million (2014 – $66.0 million) and the Company has issued letters of credit totalling $51.3 million (2014 – $53.0 million) to collateralize these obligations under the Canadian plan.

The funded plans are trustee administered funds. Plan assets held in trusts are governed by local regulations and practices in each country, as is the nature of the relationship between the Company and the trustees and their composition. Responsibility for governance of the plans, including investment decisions and contribution schedules, lies jointly with the Company and the board of trustees.

In fiscal 2015, the Company has amended its maximum eligible salary and accrual rate for its Netherlands funded pension plan due to changes in local legislation. As a result, a gain on past service cost of $1.6 million was recognized in income.

In fiscal 2014, the Company temporarily amended its early retirement provision, as a result, a past service cost of $1.0 million was recognized in income.

The employee benefits obligations are as follows:

(amounts in millions)					2015	2014
Funded defined benefits pension obligations					$520.9	$406.9
Fair value of plan assets					411.0	357.4
Funded defined benefits pension obligations – net					109.9	49.5
Unfunded defined benefits pension obligations					75.8	66.0
Employee benefits obligations					$185.7	$115.5

The changes in the funded defined benefits pension obligations and the fair value of plan assets are as follows:

(amounts in millions)			2015			2014
	Canadian	Foreign	Total	Canadian	Foreign	Total
Pension obligations, beginning of year	$349.8	$57.1	$406.9	$330.9	$46.8	$377.7
Current service cost	18.5	1.9	20.4	17.8	1.7	19.5
Interest cost	16.0	1.9	17.9	14.0	1.8	15.8
Past service cost	-	(1.6)	(1.6)	1.0	-	1.0
Actuarial loss (gain) arising from:
Experience adjustments	6.0	(2.9)	3.1	5.8	(1.1)	4.7
Economic assumptions	70.0	20.8	90.8	(24.1)	0.5	(23.6)
Demographic assumptions	-	(0.2)	(0.2)	13.5	1.2	14.7
Employee contributions	5.5	0.4	5.9	5.1	0.3	5.4
Pension benefits paid	(15.0)	(1.1)	(16.1)	(14.2)	(1.0)	(15.2)
Exchange differences	-	(6.2)	(6.2)	-	6.9	6.9
Pension obligations, end of year	$450.8	$70.1	$520.9	$349.8	$57.1	$406.9
Fair value of plan assets, beginning of year	$308.1	$49.3	$357.4	$259.2	$42.1	$301.3
Interest income	14.1	1.7	15.8	11.5	1.6	13.1
Return on plan assets, excluding amounts
included in interest income	29.1	8.0	37.1	14.4	(2.0)	12.4
Employer contributions	15.1	1.9	17.0	32.9	2.1	35.0
Employee contributions	5.5	0.4	5.9	5.1	0.3	5.4
Pension benefits paid	(15.0)	(1.1)	(16.1)	(14.2)	(1.0)	(15.2)
Administrative costs	(0.7)	(0.1)	(0.8)	(0.8)	(0.2)	(1.0)
Exchange differences	-	(5.3)	(5.3)	-	6.4	6.4
Fair value of plan assets, end of year	$356.2	$54.8	$411.0	$308.1	$49.3	$357.4
The actual return on plan assets was $52.9 million in fiscal 2015 (2014 – $25.5 million).

74 | CAE Annual Report 2015

Notes to the Consolidated Financial Statements

The changes in the unfunded defined benefits pension obligations are as follows:

(amounts in millions)			2015			2014
	Canadian	Foreign	Total	Canadian	Foreign	Total
Pension obligations, beginning of year	$53.6	$12.4	$66.0	$49.2	$10.5	$59.7
Current service cost	1.9	0.1	2.0	2.1	0.2	2.3
Interest cost	2.4	0.4	2.8	2.1	0.4	2.5
Past service cost and settlements	0.2	(0.1)	0.1	0.1	-	0.1
Actuarial (gain) loss arising from:
Experience adjustments	(0.6)	0.3	(0.3)	1.1	(0.1)	1.0
Economic assumptions	7.2	2.5	9.7	(1.9)	0.5	(1.4)
Demographic assumptions	-	-	-	3.5	0.1	3.6
Pension benefits paid	(2.5)	(0.7)	(3.2)	(2.6)	(0.6)	(3.2)
Exchange differences	-	(1.3)	(1.3)	-	1.4	1.4
Pension obligations, end of year	$62.2	$13.6	$75.8	$53.6	$12.4	$66.0

The net pension cost is as follows:
Years ended March 31
(amounts in millions)			2015			2014
	Canadian	Foreign	Total	Canadian	Foreign	Total
Funded plans
Current service cost	$18.5	$1.9	$20.4	$17.8	$1.7	$19.5
Interest cost	16.0	1.9	17.9	14.0	1.8	15.8
Interest income	(14.1)	(1.7)	(15.8)	(11.5)	(1.6)	(13.1)
Past service cost	-	(1.6)	(1.6)	1.0	-	1.0
Administrative cost	0.7	0.1	0.8	0.8	0.2	1.0
Net pension cost	$21.1	$0.6	$21.7	$22.1	$2.1	$24.2
Unfunded plans
Current service cost	$1.9	$0.1	$2.0	$2.1	$0.2	$2.3
Interest cost	2.4	0.4	2.8	2.1	0.4	2.5
Past service cost and settlements	0.2	(0.1)	0.1	0.1	-	0.1
Net pension cost	$4.5	$0.4	$4.9	$4.3	$0.6	$4.9
Total net pension cost	$25.6	$1.0	$26.6	$26.4	$2.7	$29.1

For the year ended March 31, 2015, pension costs of $10.6 million (2014 – $10.8 million) have been charged in cost of sales, $1.9 million (2014 – $2.8 million) in research and development expenses, $6.8 million (2014 – $8.1 million) in selling, general and administrative expenses, $4.9 million (2014 – $5.2 million) in finance expense and $2.4 million (2014 – $2.4 million) were capitalized. In fiscal 2014, a curtailment and settlement gain of $0.2 million was included in restructuring, integration and acquisition costs.

As at March 31, 2015, the total cumulative amount of net actuarial losses before income taxes recognized in OCI was $134.9 million (2014 – $68.9 million).

CAE Annual Report 2015 | 75

Notes to the Consolidated Financial Statements

The fair value of the plan assets, by major categories, are as follows:

(amounts in millions)	2015			2014
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Canadian plans
Equity funds
Canadian	$-	$114.8	$114.8	$-	$96.3	$96.3
Foreign	-	93.9	93.9	-	90.3	90.3
Bond funds
Government	-	110.7	110.7	-	91.9	91.9
Corporate	-	33.2	33.2	-	26.2	26.2
Other	-	-	-	-	0.3	0.3
Cash and cash equivalents	-	3.6	3.6	-	3.1	3.1
Total Canadian plans	$-	$356.2	$356.2	$-	$308.1	$308.1
Foreign plans
Equity instruments	$2.9	$-	$2.9	$13.9	$-	$13.9
Debt instruments
Government	0.9	-	0.9	0.7	-	0.7
Corporate	4.3	-	4.3	31.1	-	31.1
Other	0.5	-	0.5	0.4	-	0.4
Property	-	1.0	1.0	-	1.6	1.6
Cash and cash equivalents	-	1.1	1.1	-	1.3	1.3
Other(1)	-	44.1	44.1	-	0.3	0.3
Total Foreign plans	$8.6	$46.2	$54.8	$46.1	$3.2	$49.3
Total plans	$8.6	$402.4	$411.0	$46.1	$311.3	$357.4
(1)Includes an insurance policy to cover a portion of the defined benefit obligation.

As at March 31, 2015 and March 31, 2014, there were no ordinary shares of the Company in the pension plan assets.

Significant assumptions (weighted average):

			Canadian		Foreign
			2015	2014	2015	2014
Pension obligations as at March 31:
Discount rate			3.63%	4.50%	1.82%	3.47%
Compensation rate increases			3.50%	3.50%	2.92%	3.03%
Net pension cost for years ended March 31:
Discount rate			4.50%	4.25%	3.47%	3.53%
Compensation rate increases			3.50%	3.50%	3.03%	2.98%

Assumptions regarding future mortality are based on actuarial advice in accordance with published statistics and mortality tables and experience in each territory. The mortality tables and the average life expectancy in years for a member age 45 and 65 are as follows:

As at March 31, 2015		Life expectancy over 65 for a member
(in years)			Male		Female
Country	Mortality table	at age 45	at age 65	at age 45	at age 65
Canada	CPM private tables (employees)	24.6	23.0	26.0	24.9
Canada	CPM private tables (designated executives)	26.0	24.5	26.7	25.6
Netherlands	AG2014	23.5	21.2	25.6	23.4
Germany	Heubeck RT2005G	21.5	18.9	25.5	22.9
Norway	K2013	23.5	21.3	26.8	24.4
United Kingdom	S1PA	23.0	21.3	25.5	23.6

76 | CAE Annual Report 2015

Notes to the Consolidated Financial Statements

As at March 31, 2014		Life expectancy over 65 for a member
(in years)			Male		Female
Country	Mortality table	at age 45	at age 65	at age 45	at age 65
Canada	CPM private tables (employees)	24.5	23.0	26.0	24.8
Canada	CPM private tables (designated executives)	25.9	24.5	26.7	25.6
Netherlands	AG2012-2062	23.3	21.6	24.4	23.4
Germany	Heubeck RT2005G	21.4	18.7	25.3	22.8
Norway	K2013	21.8	20.4	25.2	23.2
United Kingdom	S1PA	24.2	22.4	26.7	24.7

The weighted average duration of the defined benefit obligation is 20.1 years.

The following table summarizes the impact on the defined benefit obligation as a result of a 0.25% change in the significant assumptions as at March 31, 2015:

	Funded plans		Unfunded plans
	Canadian	Foreign	Canadian	Foreign	Total
Discount rate:
Increase	$(21.4)	$(3.6)	$(2.2)	$(0.4)	$(27.6)
Decrease	23.0	4.2	2.3	0.5	30.0
Compensation rate:
Increase	7.5	0.3	0.5	-	8.3
Decrease	(7.2)	(0.3)	(0.5)	-	(8.0)

Through its defined benefit plans, the Company is exposed to a number of risks, the most significant being the exposure to asset volatility, to changes in bond yields and to changes in life expectancy. The plan liabilities are calculated using a discount rate set with reference to corporate bond yields, if plan assets underperform against this yield, this will create a deficit. A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings. The plans’ obligations are to provide benefits for the duration of the life of its members, therefore, increases in life expectancy will result in an increase in the plans’ liabilities.

Contributions reflect actuarial assumptions of future investment returns, salary projections and future service benefits. The expected contribution for the next fiscal year is as follows:

		Funded plans	Unfunded plans
(amounts in millions)	Canadian	Foreign	Canadian	Foreign	Total
Expected contribution – fiscal 2016	$20.7	$1.9	$2.6	$0.6	$25.8

NOTE 15 – DEFERRED GAINS AND OTHER non-CURRENT LIABILITIES

(amounts in millions)	2015	2014
Deferred gains on sale and leasebacks (1)	$29.7	$32.8
Deferred revenue	73.7	95.5
Share-based compensation obligations (Note 23)	36.1	38.2
Licence payable	0.3	4.4
Purchase options	1.4	16.9
Other	23.9	16.4
	$165.1	$204.2
(1) The related amortization for the year amounted to $3.8 million (2014 – $4.2 million).

CAE Annual Report 2015 | 77

Notes to the Consolidated Financial Statements

NOTE 16 – iNCOME TAXEs

Income tax expense
A reconciliation of income taxes at Canadian statutory rates with the reported income taxes is as follows:

Years ended March 31	2015	2014
Earnings before income taxes	$261.9	$218.4
Canadian statutory income tax rates	26.95%	26.94%
Income taxes at Canadian statutory rates	$70.6	$58.8
Difference between Canadian and Foreign statutory rates	(3.5)	(7.6)
Losses not tax effected	3.2	4.6
Tax benefit of operating losses not previously recognized	(1.9)	(3.5)
Non-taxable capital gain	(0.8)	(0.5)
Tax impact on equity accounted investees	(10.0)	(7.1)
Non-deductible items	13.9	2.2
Prior years' tax adjustments and assessments	(0.2)	(9.0)
Impact of change in income tax rates on deferred income taxes	(0.7)	(1.5)
Non-taxable research and development tax credits	(2.8)	(1.3)
Other tax benefits not previously recognized	(10.0)	(6.6)
Other	-	0.5
Income tax expense	$57.8	$29.0

The applicable statutory tax rate is 26.95% in fiscal 2015 (2014 – 26.94%). The Company's applicable tax rate is the Canadian combined rates applicable in the jurisdictions in which the Company operates. The increase is due to a change in the mix of income from provincial jurisdictions.

Significant components of the provision for the income tax expense are as follows:

(amounts in millions)	2015	2014
Current income tax expense (recovery):
Current period	$25.2	$16.0
Adjustment for prior years	(4.6)	(15.5)
Deferred income tax (recovery) expense:
Tax benefit not previously recognized used to reduce the deferred tax expense	(11.9)	(10.1)
Impact of change in income tax rates on deferred income taxes	(0.7)	(1.5)
Origination and reversal of temporary differences	49.8	40.1
Income tax expense	$57.8	$29.0

During fiscal 2014, a tax recovery of $10.3 million was recorded in income and was due to a favourable decision by the Federal Court of Appeal of Canada rendered April 17, 2013, with respect to the tax treatment of the depreciation and sale of simulators in Canada.

Income tax recognized in OCI

During fiscal 2015, a deferred tax recovery of $18.3 million was recorded in OCI (2014 – tax expense of $2.4 million). No current income tax expense (recovery) was recognized in OCI for fiscal 2015 nor fiscal 2014.

78 | CAE Annual Report 2015

Notes to the Consolidated Financial Statements

Deferred tax assets and liabilities
Deferred tax assets and liabilities are attributable to the following:

(amounts in millions)		Assets		Liabilities		Net
	2015	2014	2015	2014	2015	2014
Non-capital loss carryforwards	$50.8	$54.0	$-	$-	$50.8	$54.0
Intangible assets	1.5	3.6	(75.5)	(76.4)	(74.0)	(72.8)
Amounts not currently deductible	26.3	26.7	-	-	26.3	26.7
Deferred revenue	7.2	8.7	-	-	7.2	8.7
Tax benefit carryover	0.4	0.4	-	-	0.4	0.4
Unclaimed research & development
expenditures	11.6	10.5	-	-	11.6	10.5
Investment tax credits	-	-	(44.5)	(40.3)	(44.5)	(40.3)
Property, plant and equipment	10.0	10.3	(141.8)	(112.7)	(131.8)	(102.4)
Unrealized losses (gains) on foreign exchange	-	1.6	(13.1)	(7.7)	(13.1)	(6.1)
Financial instruments	10.3	8.2	(2.8)	(0.2)	7.5	8.0
Government assistance	-	-	(16.5)	(11.1)	(16.5)	(11.1)
Employee benefit plans	46.2	27.3	-	-	46.2	27.3
Percentage-of-completion versus
completed contract	1.8	-	(35.5)	(31.9)	(33.7)	(31.9)
Other	0.5	1.3	(2.3)	(6.6)	(1.8)	(5.3)
	$166.6	$152.6	$(332.0)	$(286.9)	$(165.4)	$(134.3)
	(133.4)	(120.8)	133.4	120.8	-	-
Net deferred income tax assets (liabilities)	$33.2	$31.8	$(198.6)	$(166.1)	$(165.4)	$(134.3)

Movements in temporary differences during fiscal year 2015 are as follows:

				Transferred to
	Balance	Recognized	Recognized	assets held	Disposition of	Exchange	Balance
	beginning of year	in income	in OCI	for sale	subsidiaries	differences	end of year
Non-capital loss carryforwards	$54.0	$(3.8)	$-	$(0.6)	$-	$1.2	$50.8
Intangible assets	(72.8)	(5.4)	-	3.6	1.5	(0.9)	(74.0)
Amounts not currently deductible	26.7	(1.0)	-	(0.1)	(0.4)	1.1	26.3
Deferred revenue	8.7	(1.3)	-	(0.7)	-	0.5	7.2
Tax benefit carryover	0.4	(0.1)	-	-	-	0.1	0.4
Unclaimed research and
development expenditures	10.5	2.1	-	(1.0)	-	-	11.6
Investment tax credits	(40.3)	(4.2)	-	-	-	-	(44.5)
Property, plant and equipment	(102.4)	(14.2)	-	(0.3)	0.2	(15.1)	(131.8)
Unrealized (gains) losses
on foreign exchange	(6.1)	(3.8)	(3.3)	-	-	0.1	(13.1)
Financial Instruments	8.0	(4.2)	3.6	-	-	0.1	7.5
Government assistance	(11.1)	(4.8)	-	(0.6)	-	-	(16.5)
Employee benefit plans	27.3	1.3	18.0	-	-	(0.4)	46.2
Percentage-of-completion versus
completed contract	(31.9)	(1.9)	-	-	-	0.1	(33.7)
Other	(5.3)	4.1	-	(1.1)	-	0.5	(1.8)
Net deferred income tax (liabilities) assets	$(134.3)	$(37.2)	$18.3	$(0.8)	$1.3	$(12.7)	$(165.4)

CAE Annual Report 2015 | 79

Notes to the Consolidated Financial Statements

Movements in temporary differences during fiscal year 2014 are as follows:

			Recognized in
	Balance	Recognized	Recognized	discontinued	Disposition of	Exchange	Balance
(amounts in millions)	beginning of year	in income	in OCI	operations	subsidiaries	differences	end of year
Non-capital loss carryforwards	$57.2	$(8.0)	$-	$(0.1)	$-	$4.9	$54.0
Intangible assets	(68.0)	(1.0)	-	(0.9)	-	(2.9)	(72.8)
Amounts not currently deductible	23.7	2.2	-	(0.1)	-	0.9	26.7
Deferred revenue	8.8	(0.4)	-	-	-	0.3	8.7
Tax benefit carryover	0.7	(0.3)	-	-	-	-	0.4
Unclaimed research and
development expenditures	10.2	(0.7)	-	1.0	-	-	10.5
Investment tax credits	(31.8)	(8.7)	-	0.2	-	-	(40.3)
Property, plant and equipment	(86.1)	(7.8)	-	0.1	-	(8.6)	(102.4)
Unrealized (gains) losses
on foreign exchange	(1.1)	(0.4)	(4.3)	-	-	(0.3)	(6.1)
Financial Instruments	2.9	(0.5)	5.6	-	-	-	8.0
Government assistance	(9.9)	(1.8)	-	0.6	-	-	(11.1)
Employee benefit plans	32.9	(2.1)	(3.7)	-	-	0.2	27.3
Percentage-of-completion versus
completed contract	(32.7)	0.8	-	-	-	-	(31.9)
Other	(5.4)	0.2	-	0.1	-	(0.2)	(5.3)
Net deferred income tax (liabilities) assets	$(98.6)	$(28.5)	$(2.4)	$0.9	$-	$(5.7)	$(134.3)

As at March 31, 2015, taxable temporary differences of $758.3 million (2014 – $605.3 million) related to investments in foreign operations, including subsidiaries and interests in joint ventures has not been recognized, because the Company controls whether the liability will be incurred and it is satisfied that it will not be incurred in the foreseeable future.

The non-capital losses expire as follows:
(amounts in millions)
Expiry date	Unrecognized	Recognized
2016	$0.3	$-
2017	3.4	-
2018	2.3	-
2019	5.8	-
2020	4.6	-
2021	0.2	0.1
2022 – 2035	31.1	52.6
No expiry date	76.6	117.1
	$124.3	$169.8

As at March 31, 2015, the Company has $313.7 million (2014 – $299.2 million) of deductible temporary differences for which deferred tax assets have not been recognized. These amounts will reverse during a period of up to 30 years. The Company also has $0.4 million (2014 – $0.3 million) of accumulated capital losses carried forward relating to its operations in Canada for which deferred tax assets have not been recognized. These capital losses can be carried forward indefinitely.

NOTE 17 – SHARE CAPITAL, Earnings per share and dividends

Share capital

Authorized shares

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value, issuable in series.

The preferred shares may be issued with rights and conditions to be determined by the Board of Directors, prior to their issue. To date, the Company has not issued any preferred shares.

Issued shares

A reconciliation of the issued and outstanding common shares of the Company is presented in the Consolidated Statement of Changes in Equity. As at March 31, 2015, the number of shares issued and that are fully paid amount to 266,903,070
(2014 – 263,771,443).

80 | CAE Annual Report 2015

Notes to the Consolidated Financial Statements

Earnings per share computation
The denominators for the basic and diluted earnings per share computations are as follows:

Years ended March 31	2015	2014
Weighted average number of common shares outstanding	265,135,046	261,312,832
Effect of dilutive stock options	870,587	606,705
Weighted average number of common shares outstanding for diluted earnings per share calculation	266,005,633	261,919,537

As at March 31, 2015, options to acquire 1,377,800 common shares (2014 – 589,040) have been excluded from the above calculation since their inclusion would have had an anti-dilutive effect.

Dividends

The dividends declared for fiscal 2015 were $71.6 million or $0.27 per share (2014 – $57.6 million or $0.22 per share).

NOTE 18 – ACCUMULATED OTHER COMPREHENSIVE INCOME

					Net changes in
	Foreign currency		Net changes in		available-for-sale
As at March 31	translation		cash flow hedges		financial instruments			Total
(amounts in millions)	2015	2014	2015	2014	2015	2014	2015	2014
Balances, beginning of year	$150.5	$(7.8)	$(21.6)	$(4.6)	$0.6	$0.4	$129.5	$(12.0)
OCI	57.4	158.3	(9.6)	(17.0)	-	0.2	47.8	141.5
Balances, end of year	$207.9	$150.5	$(31.2)	$(21.6)	$0.6	$0.6	$177.3	$129.5

NOTE 19 – EMPLOYEE COMPENSATION

The total employee compensation expense recognized in the determination of net income is as follows:

(amounts in millions)	2015	2014
Salaries and other short-term employee benefits	$706.2	$678.3
Share-based payments, net of equity swap (Note 23)	15.2	19.2
Post-employment benefits – defined benefit plans (Note 14)	24.2	26.7
Post-employment benefits – defined contribution plans	8.4	6.9
Termination benefits	8.4	9.8
Total employee compensation expense	$762.4	$740.9

NOTE 20 – impairment of non-financial assets

Goodwill is monitored by management at the operating segment level.

The carrying amount of goodwill allocated to the Company's CGUs per operating segment is as follows:

	Civil Aviation	Defence
(amounts in millions)	Training Solutions	and Security	Healthcare(1)	Total
Net book value at March 31, 2013	$176.5	$141.5	$134.0	$452.0
Acquisition of a subsidiary	-	-	0.3	0.3
Exchange differences	27.6	9.1	13.5	50.2
Net book value at March 31, 2014	$204.1	$150.6	$147.8	$502.5
Disposals of subsidiaries	(2.2)	-	-	(2.2)
Exchange differences	(18.6)	14.5	18.1	14.0
Transferred to assets held for sale	-	-	(26.9)	(26.9)
Net book value at March 31, 2015	$183.3	$165.1	$139.0	$487.4

(1) The comparative period includes amounts related to the Company's mining business (see Note 1 and 2). The amounts have been classified and presented as held for sale in the current period (see Note 3).

CAE Annual Report 2015 | 81

Notes to the Consolidated Financial Statements

Goodwill is allocated to CGUs or a group of CGUs, which generally corresponds to the Company’s operating segments or one level below.

The Company’s impairment test for goodwill is based on level 3 fair value less costs of disposal calculations and uses valuation models such as the discounted cash flows model. The cash flows are derived from the projections approved by management for the next five years. Cash flow projections take into account past experience and represent management’s best estimate about future developments and form part of the Company’s strategic plan approved annually by the Board of Directors. Cash flows after the five year period are extrapolated using a constant growth rate of 2.5%. For fiscal 2015, the post-tax discount rates were derived from the respective CGUs’ representative weighted average cost of capital, which range from 7.5% to 10.0%.

NOTE 21 – other gains – net

(amounts in millions)	2015	2014
Disposal of property, plant and equipment	$1.2	$5.6
Net foreign exchange (losses) gains	(4.9)	1.4
Partial disposal of interests in investments	13.9	-
Settlement of legal claim	4.6	-
Reversal of royalty obligations	4.0	2.2
Reversal of unused portion of an acquisition-related provision	1.2	4.2
Other	0.3	7.8
Other gains – net	$20.3	$21.2

During fiscal 2015, the Company disposed of 50% of its interests in its subsidiaries CAE Melbourne Flight Training Pty Ltd and CAE Flight and Simulator Services Korea, Ltd and 50% of its interest in the joint venture Philippine Academy for Aviation Training, Inc. Net proceeds from these partial disposals of interests in investments amount to $8.5 million resulting in a gain of $13.9 million. Starting from their disposal date, CAE Melbourne Flight Training Pty Ltd and CAE Flight and Simulator Services Korea, Ltd were accounted for as joint ventures.

NOTE 22 – FINANCE EXPENSE – NET

(amounts in millions)	2015	2014
Finance expense:
Long-term debt (other than finance leases)	$55.5	$52.9
Finance leases	10.0	9.8
Royalty obligations	7.9	8.1
Employee benefits obligations (Note 14)	4.9	5.2
Financing cost amortization	1.4	1.5
Provisions and other non-current liabilities	1.4	1.5
Other	4.0	5.2
Borrowing costs capitalized (1)	(4.4)	(3.7)
Finance expense	$80.7	$80.5
Finance income:
Interest income on loans and receivables	$(2.0)	$(1.6)
Other	(7.8)	(8.0)
Finance income	$(9.8)	$(9.6)
Finance expense – net	$70.9	$70.9
(1) The average capitalization rate used during fiscal 2015 to determine the amount of borrowing costs eligible for capitalization was 3.79% (2014 – 3.75%).

NOTE 23 – SHARE-BASED PAYMENTS

The Company’s share-based payment plans consist of two categories: the Employee Stock Option Plan (ESOP), which qualifies as an equity-settled share-based payment plan; and the Employee Stock Purchase Plan (ESPP), Deferred Share Unit (DSU) plan, Long‑Term Incentive Time Based plans and Long-Term Incentive Performance Based plans which qualify as cash‑settled share‑based payments plans. Time Based plans include the Long-Term Incentive – Deferred Share Unit (LTI-DSU) plan and the Long-Term Incentive – Time Based Restricted Share Unit (LTI-TB RSU) plan. Performance Based plans include the Long-Term Incentive – Restricted Share Unit (LTI-RSU) plan and the Long-Term Incentive – Performance Share Unit (LTI-PSU) plan.

82 | CAE Annual Report 2015

Notes to the Consolidated Financial Statements

The effect of share-based payment arrangements in the consolidated income statement and in the consolidated statement of financial position are as follows as at, and for the years ended March 31:

		Compensation	Recognized in the consolidated
	cost		statement of financial position
	2015	2014	2015	2014
Cash-settled share-based compensation:
ESPP	$6.1	$5.7	$-	$-
DSU	1.7	4.3	(9.4)	(8.0)
LTI-DSU	1.9	10.9	(22.6)	(24.4)
LTI-TB RSU	1.1	-	(1.1)	-
LTI-RSU	0.4	7.3	(7.7)	(10.1)
LTI-PSU	2.7	-	(2.7)	-
Total cash-settled share-based compensation	$13.9	$28.2	$(43.5)	$(42.5)
Equity-settled share-based compensation:
ESOP	$3.1	$3.7	$(19.1)	$(19.5)
Total equity-settled share-based compensation	$3.1	$3.7	$(19.1)	$(19.5)
Total share-based compensation cost	$17.0	$31.9	$(62.6)	$(62.0)

For the year ended March 31, 2015, share-based compensation costs of $1.1 million (2014 – $0.9 million) were capitalized.

The Company entered into equity swap agreements with three major Canadian financial institutions in order to reduce its earnings exposure related to the fluctuation in the Company’s share price relating to the DSU and Long-Term Incentive Time Based plans (see Note 28 and Note 29). The recovery recognized in fiscal 2015 amounts to $0.7 million (2014 – $11.8 million).

The share-based payment plans are described below. There have been no plan cancellations during fiscal 2015 or fiscal 2014.

Employee Stock Option Plan

Under the Company’s long-term incentive program, options may be granted to its officers and other key employees of its subsidiaries to purchase common shares of the Company at a subscription price of 100% of the market value at the date of the grant. Market value is determined as the weighted average closing price of the common shares on the Toronto Stock Exchange (TSX) of the five days of trading prior to the effective date of the grant.

As at March 31, 2015, a total of 8,608,019 common shares (2014 – 9,917,220) remained authorized for issuance under the Employee Stock Option Plan (ESOP). The options are exercisable during a period not to exceed seven years (six years for options issued before March 31, 2011), and are not exercisable during the first 12 months after the date of the grant. The right to exercise all of the options vests over a period of four years of continuous employment from the grant date. Upon termination of employment at retirement, unvested options continue to vest following the retiree’s retirement date, subject to the four year vesting period. However, if there is a change of control of the Company, the options outstanding become immediately exercisable by option holders. Options are adjusted proportionately for any stock dividends or stock splits attributed to the common shares of the Company.

Outstanding options are as follows:

Years ended March 31		2015		2014
		Weighted		Weighted
	Number	average exercise	Number	average exercise
	of options	price (CAD$)	of options	price (CAD$)
Options outstanding, beginning of year	5,424,582	$10.13	7,311,967	$10.24
Granted	1,447,100	14.65	2,082,900	11.02
Exercised	(1,309,201)	9.60	(2,387,556)	9.28
Forfeited	(535,165)	11.17	(606,623)	11.56
Expired	-	-	(976,106)	14.08
Options outstanding, end of year	5,027,316	$11.46	5,424,582	$10.13
Options exercisable, end of year	1,527,276	$9.33	1,768,716	$8.60

CAE Annual Report 2015 | 83

Notes to the Consolidated Financial Statements

Summarized information about the Company's ESOP as at March 31, 2015 is as follows:

		Options Outstanding		Options Exercisable
Range of	Number of	Weighted	Weighted	Number of	Weighted
exercise prices	options	average remaining	average exercise	options	average exercise
(CAD$)	outstanding	contractual life (years)	price (CAD$)	exercisable	price (CAD$)
$7.60 to $9.69	882,840	0.80	$7.88	825,424	$7.76
$10.04 to $11.02	2,365,761	4.82	10.74	504,896	10.63
$11.13 to $14.66	1,778,715	5.52	14.19	196,956	12.58
Total	5,027,316	4.36	$11.46	1,527,276	$9.33

The weighted average market share price for share options exercised in 2015 was $14.88 (2014 – $13.13).

For the year ended March 31, 2015, compensation cost for CAE’s stock options of $3.1 million (2014 – $3.7 million) was recognized with a corresponding credit to contributed surplus using the fair value method of accounting for awards that were granted since fiscal 2011.

The assumptions used for the purpose of the option calculations outlined in this note are presented below:

	2015	2014
Weighted average assumptions used in the Black-Scholes options pricing model:
Weighted average share price	$14.86	$10.95
Exercise price	$14.65	$11.02
Dividend yield	1.61%	1.83%
Expected volatility	22.03%	29.83%
Risk-free interest rate	1.47%	1.35%
Expected option term	4 years	5 years
Weighted average fair value option granted	$2.59	$2.45

Expected volatility is estimated by considering historical average share price volatility over the option's expected term.

Employee Stock Purchase Plan

The Company maintains an Employee Stock Purchase Plan (ESPP) to enable employees of the Company and its participating subsidiaries to acquire CAE common shares through regular payroll deductions or a lump-sum payment plus employer contributions. The Company and its participating subsidiaries match the first $500 employee contribution and contribute $1 for every $2 of additional employee contributions, up to a maximum of 3% of the employee’s base salary. Compensation cost with respect to employer contributions under the plan of $6.1 million was recorded in fiscal 2015 (2014 – $5.7 million).

Deferred Share Unit Plans

The Company maintains a Deferred Share Unit (DSU) plan for executives, whereby an executive may elect to receive cash incentive compensation in the form of deferred share units. The plan is intended to promote a greater alignment of interests between executives and the shareholders of the Company. A DSU is equal in value to one common share of the Company. The units are issued on the basis of the average closing board lot sale price per share of CAE common shares on the TSX during the last 10 days on which such shares traded prior to the date of issue. The units also accrue dividend equivalents payable in additional units in an amount equal to dividends paid on CAE common shares. DSUs mature upon termination of employment, whereupon an executive is entitled to receive a cash payment equal to the fair market value of the equivalent number of common shares, net of withholdings.

The Company also maintains a DSU plan for non-employee directors. A non-employee director holding less than the minimum holdings of common shares of the Company receives the Board retainer and attendance fees in the form of deferred share units. Minimum holdings means no less than the number of common shares or deferred share units equivalent in fair market value to three times the annual retainer fee payable to a director for service on the Board. A non-employee director holding no less than the minimum holdings of common shares may elect to participate in the plan in respect of half or all of his or her retainer and part or all of his or her attendance fees. The terms of the plan are identical to the executive DSU plan except that units are issued on the basis of the closing board lot sale price per share of CAE common shares on the TSX during the last day on which the common shares traded prior to the date of issue.

The Company records the cost of the DSU plans as a compensation expense and accrues its non-current liability in deferred gains and other non-current liabilities. The cost recorded in fiscal 2015 was $1.7 million (2014 – $4.3 million).

84 | CAE Annual Report 2015

Notes to the Consolidated Financial Statements

DSUs outstanding are as follows:

Years ended March 31	2015	2014
DSUs outstanding, beginning of year	551,933	813,191
Units granted	98,441	102,735
Units redeemed	(27,710)	(374,969)
Dividends paid in units	11,029	10,976
DSUs outstanding, end of year	633,693	551,933
DSUs vested, end of the year	633,693	551,933

The intrinsic value of the DSUs amounts to $9.4 million at March 31, 2015 (2014 – $8.0 million).

Long-Term Incentive Time Based Plans

The Company maintains two Long-Term Incentive Time Based plans. The plans are intended for executives and senior management to promote a greater alignment of interests between executives and shareholders of the Company. A unit under these plans is equal in value to one common share at a specific date. One of these plans is no longer granted.

Long-Term Incentive – Deferred Share Unit Plan (LTI-DSU)

The LTI-DSUs are entitled to dividend equivalents payable in additional units in an amount equal to dividends paid on CAE common shares. Eligible participants are entitled to receive a cash payment equivalent to the fair market value of the number of vested LTI‑DSUs held upon any termination of employment. Upon termination of employment at retirement, unvested units continue to vest until November 30 of the year following the retirement date. For participants subject to section 409A of the United States Internal Revenue Code, vesting of unvested units takes place at the time of retirement. Effective fiscal 2015, this plan was replaced by the LTI-TB RSU plan.

The plan stipulates that granted units vest equally over five years and that following a change of control, all unvested units vest immediately. The cost recorded in fiscal 2015 was $1.9 million (2014 – $10.9 million).

Long-Term Incentive – Time Based Restricted Share Unit Plan (LTI-TB RSU)

In fiscal 2015, the Company added a LTI-TB RSU plan under which units are currently granted. Eligible participants are entitled to receive a cash payment equivalent to the fair market value of the number of vested LTI-TB RSUs held at the end of the vesting period. For participants subject to loss of employment other than voluntarily or for cause, a portion of the unvested LTI-TB RSUs will vest by one third for each full year of employment completed during the period from the grant date to the date of termination. If termination of a participant is due to resignation or for cause, all unvested units are forfeited. Upon termination of employment at retirement, unvested grants continue to vest in accordance to their vesting date. For participants subject to section 409A of the United States Internal Revenue Code, vesting of unvested units takes place at the time of retirement.

LTI-TB RSUs granted pursuant to the plan vest after three years from their grant date and following a change of control, all unvested units vest immediately. The cost recorded in fiscal 2015 was $1.1 million (2014 – nil).

Long-Term Incentive Time Based units outstanding under all plans are as follows:

	LTI-DSU		LTI-TB RSU
Years ended March 31	2015	2014	2015	2014
Units outstanding, beginning of year	1,955,285	2,265,712	-	-
Units granted	-	252,970	189,380	-
Units cancelled	(78,890)	(97,164)	(6,930)	-
Units redeemed	(232,551)	(505,712)	-	-
Dividends paid in units	33,161	39,479	-	-
Units outstanding, end of year	1,677,005	1,955,285	182,450	-
Units vested, end of year	1,549,336	1,678,942	77,007	-

At March 31, 2015, the intrinsic values are $22.9 million (2014 – $24.4 million) and $1.1 million (2014 – nil) for the LTI-DSUs and the LTI‑TB RSUs respectively.

Long-Term Incentive Performance Based Plans

The Company maintains two Long-Term Incentive Performance Based plans, one of which is no longer granted. The plans are intended to enhance the Company’s ability to attract and retain talented individuals and also to promote a greater alignment of interest between eligible participants and the Company’s shareholders.

CAE Annual Report 2015 | 85

Notes to the Consolidated Financial Statements

Long-Term Incentive – Restricted Share Unit Plan (LTI-RSU)

LTI-RSUs granted pursuant to this plan vest over three years from their grant date as follows:

(i)     One-sixth of the total number of granted units multiplied by a factor vests every year. The factor is calculated from the one-year Total Shareholder Return (TSR) relative performance of CAE’s share price versus that of the S&P A&D index for the period April 1 to March 31, immediately preceding each of the first, second, and third anniversary of the grant date, according to the following rule:

Annual TSR relative performance	Factor
First quartile (0 – 25 percentile)	-
Second quartile (26 – 50 percentile)	50% – 98%
Third quartile (51 – 75 percentile)	100% – 148%
Fourth quartile (76 – 100 percentile)	150%

(ii)    One-half of the total number of granted units multiplied by a factor vests in the final year. The factor is calculated from the three‑year TSR relative performance of CAE’s share price versus that of the companies listed on the S&P A&D index for the period April 1, immediately preceding the grant date, to March 31, immediately preceding the third anniversary of the grant date, according to the same rule described in the table above.

Participants subject to loss of employment, other than voluntarily or for cause, are entitled to the units vested. The cost recorded in fiscal 2015 was $0.4 million (2014 – $7.3 million). Effective fiscal 2015 this plan was replaced by the LTI-PSU plan.

Long-Term Incentive – Performance Share Unit Plan (LTI-PSU)

In fiscal 2015, the Company added a Long-Term Incentive Performance Share Unit (LTI-PSU) plan under which units are currently granted. Eligible participants are entitled to receive a cash payment equivalent to the fair market value of the number of vested LTI‑PSUs held at the end of the vesting period multiplied by a multiplier which ranges from 0% to 200% based on the attainment of performance criteria set out pursuant to the plan. For participants subject to loss of employment other than voluntarily or for cause, a portion of the unvested LTI-PSUs will vest by one third for each full year of employment completed during the period from the grant date to the date of termination. If termination of a participant is due to resignation or for cause, all unvested units are forfeited. Upon termination of employment at retirement, unvested grants continue to vest in accordance to their vesting date. Following a change of control, all unvested units vest immediately.

LTI-PSUs granted pursuant to the plan vest after three years from their grant date and following a change of control, all unvested units vest immediately. The cost recorded in fiscal 2015 was $2.7 million (2014 – nil).

Long-Term Incentive Performance Based units outstanding under all plans are as follows:

	LTI-RSU		LTI-PSU
Years ended March 31	2015	2014	2015	2014
Units outstanding, beginning of year	1,143,697	1,463,639	-	-
Units granted	21,960	495,198	523,080	-
Units cancelled	(176,977)	(464,284)	(18,800)	-
Units redeemed	(183,300)	(350,856)	-	-
Units outstanding, end of year	805,380	1,143,697	504,280	-
Units vested, end of year	689,439	765,788	202,111	-

At March 31, 2015, the intrinsic values are $7.9 million (2014 – $10.1 million) and $2.7 million (2014 – nil) for the LTI-RSUs and the LTI‑PSUs respectively.

86 | CAE Annual Report 2015

Notes to the Consolidated Financial Statements

NOTE 24 – SUPPLEMENTARY CASH FLOWS INFORMATION

Changes in non-cash working capital are as follows:
(amounts in millions)	2015	2014
Cash (used in) provided by non-cash working capital:
Accounts receivable	$(15.5)	$(17.0)
Contracts in progress: assets	(42.3)	29.0
Inventories	(15.5)	(41.9)
Prepayments	1.7	(4.7)
Income taxes recoverable	(12.2)	3.3
Accounts payable and accrued liabilities	34.0	(7.8)
Provisions	(12.3)	(22.6)
Income taxes payable	4.9	0.7
Contracts in progress: liabilities	(12.0)	40.6
Changes in non-cash working capital	$(69.2)	$(20.4)

NOTE 25 – Contingencies

In the normal course of operations, the Company is party to a number of lawsuits, claims and contingencies. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company does not believe that the ultimate outcome of these matters will have a material impact on its consolidated financial position.

The Company is subject to audits from various government and regulatory agencies on an ongoing basis. As a result, from time to time, authorities may disagree with positions and conclusions taken by the Company in its filings.

During fiscal 2015, the Company received a reassessment from the Canada Revenue Agency challenging the Company’s characterization of the amounts received under the SADI program. No amount has been recognized in the Company’s financial statements, since the Company believes that there are strong grounds for defence and will vigorously defend its position. Such matters cannot be predicted with certainty, however, the Company believes that the resolution of these proceedings will not have a material adverse effect on its financial position.

NOTE 26 – COMMITMENTS

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

(amounts in millions)	2015	2014
No later than 1 year	$54.7	$53.4
Later than 1 year and no later than 5 years	129.0	130.9
Later than 5 years	90.3	77.5
	$274.0	$261.8

Rental expenses recognized in fiscal 2015 amount to $73.3 million (2014 – $54.4 million).

Contractual purchase commitments
The total contractual purchase commitments are as follows:

(amounts in millions)	2015	2014
No later than 1 year $	$23.2	$12.2
Later than 1 year and no later than 5 years	45.3	10.6
$	$68.5	$22.8

In fiscal 2015, the Company signed an agreement for the acquisition of Bombardier’s Military Aviation Training business for approximately $19.8 million. The closing of the transaction is conditional on usual conditions and regulatory approvals, and closing is expected to occur during calendar 2015.

Commitments to joint ventures

The Company’s total commitments to its joint ventures amount to nil as at March 31, 2015 (2014 – $3.2 million).

CAE Annual Report 2015 | 87

Notes to the Consolidated Financial Statements

NOTE 27 – capital risk management

The Company’s objectives when managing capital are threefold:

(i)     Optimize the Company’s cost of capital;

(ii)    Maintain the Company’s financial strength and credit quality;

(iii)   Provide the Company’s shareholders with an appropriate rate of return on their investment.

The Company manages its capital structure and makes corresponding adjustments based on changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares, or use cash to reduce debt.

To accomplish its objectives stated above, the Company monitors its capital on the basis of the net debt to capital ratio. This ratio is calculated as net debt divided by the sum of the net debt and total equity. Net debt is calculated as total debt, including the short-term portion (as presented in the consolidated statement of financial position and including non-recourse debt) less cash and cash equivalents. Total equity comprises share capital, contributed surplus, accumulated other comprehensive income, retained earnings and non-controlling interests.

The level of debt versus equity in the capital structure is monitored, and the ratios are as follows:

(amounts in millions)	2015	2014
Total debt (Note 12)	$1,279.8	$1,168.5
Less: cash and cash equivalents	330.2	312.3
Net debt	$949.6	$856.2
Equity	1,663.9	1,482.2
Total net debt plus equity	$2,613.5	$2,338.4
Net debt: equity	36:64	37:63

The Company has certain debt agreements which require the maintenance of a certain level of capital. As at March 31, 2015, the Company is compliant with its financial covenants.

NOTE 28 – FAIR VALUE OF Financial Instruments

The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, the Company determines the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, the Company primarily uses external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate the Company’s best estimates of market participant assumptions and are used when external data is not available. Counterparty credit risk and the Company’s own credit risk are taken into account in estimating the fair value of all financial assets and financial liabilities.

The following assumptions and valuation methodologies have been used to measure the fair value of financial instruments:

(i)     The fair value of accounts receivable, contracts in progress, accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;

(ii)    The fair value of derivative instruments, which include forward contracts, swap agreements and embedded derivatives accounted for separately is determined using valuation techniques and are calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and foreign exchange rate. Assumptions are based on market conditions prevailing at each reporting date. Derivative instruments reflect the estimated amounts that the Company would receive or pay to settle the contracts at the reporting date;

(iii)   The fair value of the available-for-sale investment, which does not have a readily available market value, is estimated using a discounted cash flow model, which includes some assumptions that are not based on observable market prices or rates;

(iv)   The fair value of non-current receivables is estimated based on discounted cash flows using current interest rates for instruments with similar terms and remaining maturities;

(v)    The fair value of provisions, long-term debts and non-current liabilities, including finance lease obligations and royalty obligations, are estimated based on discounted cash flows using current interest rates for instruments with similar terms and remaining maturities.

88 | CAE Annual Report 2015

Notes to the Consolidated Financial Statements

The carrying values and fair values of financial instruments, by class, are as follows at March 31, 2015:

							Carrying Value			Fair Value
	At		Available-		Loans &
(amounts in millions)	FVTPL	(1)	for-Sale	Receivables			DDHR	(2)	Total
Financial assets
Cash and cash equivalents	$330.2		$-		$-		$-		$330.2	$330.2
Accounts receivable	-		-		451.1	(3)	-		451.1	451.1
Contracts in progress: assets	-		-		309.8		-		309.8	309.8
Derivative financial assets	15.2		-		-		36.2		51.4	51.4
Other assets	23.7	(4)	1.6	(5)	155.1	(6)	-		180.4	197.2
	$369.1		$1.6		$916.0		$36.2		$1,322.9	$1,339.7

							Carrying Value			Fair Value
					Other
			At		Financial
		FVTPL		(1)	Liabilities		DDHR	(2)	Total
Financial liabilities
Accounts payable and accrued liabilities			$-		$556.5	(7)	$-		$556.5	$556.5
Provisions			1.5		15.1		-		16.6	16.6
Total long-term debt			-		1,284.0	(8)	-		1,284.0	1,406.2
Other non-current liabilities			-		181.2	(9)	-		181.2	216.5
Derivative financial liabilities			16.0		-		55.2		71.2	71.2
			$17.5		$2,036.8		$55.2		$2,109.5	$2,267.0

The carrying values and fair values of financial instruments, by class, were as follows at March 31, 2014:

							Carrying Value			Fair Value
	At		Available-		Loans &
(amounts in millions)	FVTPL	(1)	for-Sale		Receivables		DDHR	(2)	Total
Financial assets
Cash and cash equivalents	$312.3		$-		$-		$-		$312.3	$312.3
Accounts receivable	-		-		431.4	(3)	-		431.4	431.7
Contracts in progress: assets	-		-		256.4		-		256.4	256.4
Derivative financial assets	6.0		-		-		8.8		14.8	14.8
Other assets	24.1	(4)	1.5	(5)	133.5	(6)	-		159.1	152.8
	$342.4		$1.5		$821.3		$8.8		$1,174.0	$1,168.0

							Carrying Value			Fair Value
					Other
			At		Financial
			FVTPL	(1)	Liabilities		DDHR	(2)	Total
Financial liabilities
Accounts payable and accrued liabilities			$1.3		$529.1	(7)	$-		$530.4	$532.3
Provisions			2.9		25.3		-		28.2	28.2
Total long-term debt			-		1,173.2	(8)	-		1,173.2	1,251.9
Other non-current liabilities			-		197.5	(9)	-		197.5	223.4
Derivative financial liabilities			9.7		-		33.3		43.0	43.0
			$13.9		$1,925.1		$33.3		$1,972.3	$2,078.8
(1) FVTPL: Fair value through profit and loss.
(2) DDHR: Derivatives designated in a hedge relationship.
(3) Includes trade receivables, accrued receivables and certain other receivables.
(4) Represents restricted cash.
(5) Represents the Company's portfolio investment.
(6) Includes non-current receivables and advances.
(7) Includes trade accounts payable, accrued liabilities, interest payable, certain payroll-related liabilities and current royalty obligations.
(8) Excludes transaction costs.
(9) Includes non-current royalty obligations and other non-current liabilities.

CAE Annual Report 2015 | 89

Notes to the Consolidated Financial Statements

The Company did not elect to voluntarily designate any financial instruments at FVTPL; moreover, there have not been any changes to the classification of the financial instruments since inception.

As part of its financing transactions, the Company pledged, through its subsidiaries, certain financial assets including cash and cash equivalents, accounts receivable and other assets. As at March 31, 2015, the aggregate carrying value of these pledged financial assets amounted to $169.8 million (2014 – $149.2 million).

Fair value hierarchy

The fair value hierarchy reflects the significance of the inputs used in making the measurements and has the following levels:

Level 1:   Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:                 Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices in markets that are not active) or indirectly (i.e. quoted prices for similar assets or liabilities);

Level 3:   Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the financial instruments, by class, which are recognized at fair value:

(amounts in millions)			2015			2014
	Level 2	Level 3	Total	Level 2	Level 3	Total
Financial assets
At FVTPL
Cash and cash equivalents	$330.2	$-	$330.2	$312.3	$-	$312.3
Restricted cash	23.7	-	23.7	24.1	-	24.1
Forward foreign currency contracts	12.4	-	12.4	2.0	-	2.0
Embedded foreign currency derivatives	2.8	-	2.8	1.4	-	1.4
Equity swap agreements	-	-	-	2.6	-	2.6
Available-for-sale	-	1.6	1.6	-	1.5	1.5
Derivatives designated in a hedge relationship
Forward foreign currency contracts	18.0	-	18.0	2.1	-	2.1
Foreign currency swap agreements	18.2	-	18.2	6.7	-	6.7
	$405.3	$1.6	$406.9	$351.2	$1.5	$352.7

Financial liabilities
At FVTPL
Accounts payable and accrued liabilities	$-	$-	$-	$-	$1.3	$1.3
Contingent consideration arising on business combinations	-	1.5	1.5	-	2.9	2.9
Forward foreign currency contracts	15.5	-	15.5	9.4	-	9.4
Embedded foreign currency derivatives	0.1	-	0.1	0.3	-	0.3
Equity swap agreements	0.4	-	0.4	-	-	-
Derivatives designated in a hedge relationship
Forward foreign currency contracts	52.7	-	52.7	29.6	-	29.6
Interest rate swap agreements	2.5	-	2.5	3.7	-	3.7
	$71.2	$1.5	$72.7	$43.0	$4.2	$47.2

Changes in Level 3 financial instruments are as follows:

(amounts in millions)					2015	2014
Balance, beginning of year					$(2.7)	$1.3
Total realized and unrealized gains:
Included in income					0.1	-
Included in OCI					-	0.2
Issued and settled					2.7	(4.2)
Balance, end of year					$0.1	$(2.7)

90 | CAE Annual Report 2015

Notes to the Consolidated Financial Statements

The following table presents the fair value of the financial instruments, by class, which are recognized at amortized cost:

(amounts in millions)			2015			2014
	Level 2	Level 3	Total	Level 2	Level 3	Total
Financial assets
Accounts receivable	$-	$451.1	$451.1	$-	$431.7	$431.7
Contracts in progress: assets	-	309.8	309.8	-	256.4	256.4
Other assets
Investment in finance leases	97.3	-	97.3	38.4	-	38.4
Other	54.2	20.4	74.6	59.3	29.5	88.8
	$151.5	$781.3	$932.8	$97.7	$717.6	$815.3

Financial liabilities
Accounts payable and accrued liabilities	$-	$556.5	$556.5	$-	$529.1	$529.1
Provisions	-	15.1	15.1	-	25.3	25.3
Total long-term debt	1,406.2	-	1,406.2	1,251.9	-	1,251.9
Other non-current liabilities	-	216.5	216.5	-	223.4	223.4
	$1,406.2	$788.1	$2,194.3	$1,251.9	$777.8	$2,029.7

NOTE 29 – FINANCIAL RISK MANAGEMENT

Due to the nature of the activities that the Company carries out and as a result of holding financial instruments, the Company is exposed to credit risk, liquidity risk and market risk, including foreign currency risk and interest rate risk. The Company’s exposure to credit risk, liquidity risk and market risk is managed within risk management parameters approved by the board of directors. These risk management parameters remain unchanged since the previous period, unless otherwise indicated.

Credit risk

Credit risk is defined as the Company’s exposure to a financial loss if a debtor fails to meet its obligations in accordance with the terms and conditions of its arrangements with the Company. The Company is exposed to credit risk on its accounts receivable and certain other assets through its normal commercial activities. The Company is also exposed to credit risk through its normal treasury activities on its cash and cash equivalents and derivative financial assets.

Credit risks arising from the Company’s normal commercial activities are managed in regards to customer credit risk. An allowance for doubtful accounts is established when there is a reasonable expectation that the Company will not be able to collect all amounts due according to the original terms of the receivables (see Note 4). When a trade receivable is uncollectible, it is written-off against the allowance for doubtful accounts. Subsequent recoveries of amounts previously written-off are recognized in income.

The Company’s customers are mainly established companies with publicly available credit ratings and government agencies, which facilitates risk monitoring. In addition, the Company typically receives substantial non-refundable advance payments for construction contracts. The Company closely monitors its exposure to major airline companies in order to mitigate its risk to the extent possible. Furthermore, the Company’s trade receivables are not concentrated with specific customers but are held with a wide range of commercial and government organizations. As well, the Company’s credit exposure is further reduced by the sale of certain of its accounts receivable and contracts in progress assets to third-party financial institutions for cash consideration on a non-recourse basis (current financial assets program). The Company does not hold any collateral as security. The credit risk on cash and cash equivalents is mitigated by the fact that they are mainly in place with a diverse group of major North American and European financial institutions.

The Company is exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments. The Company uses several measures to minimize this exposure. First, the Company enters into contracts with counterparties that are of high credit quality. The Company signed International Swaps & Derivatives Association, Inc. (ISDA) Master Agreements with the majority of counterparties with whom it trades derivative financial instruments. These agreements make it possible to offset when a contracting party defaults on the agreement, for each of the transactions covered by the agreement and in force at the time of default. Also, collateral or other security to support derivative financial instruments subject to credit risk can be requested by the Company or its counterparties (or both parties, if need be) when the net balance of gains and losses on each transaction exceeds a threshold defined in the ISDA Master Agreement. Finally, the Company monitors the credit standing of counterparties on a regular basis to help minimize credit risk exposure.

The carrying amounts presented in Note 4 and Note 28 represent the maximum exposure to credit risk for each respective financial asset as at the relevant dates.

CAE Annual Report 2015 | 91

Notes to the Consolidated Financial Statements

Liquidity risk

Liquidity risk is defined as the potential that the Company cannot meet its cash obligations as they become due.

The Company manages this risk by establishing cash forecasts, as well as long-term operating and strategic plans. The management of consolidated liquidity requires a regular monitoring of expected cash inflows and outflows which is achieved through a forecast of the Company’s consolidated liquidity position, for efficient use of cash resources. Liquidity adequacy is assessed in view of seasonal needs, growth requirements and capital expenditures, and the maturity profile of indebtedness, including off-balance sheet obligations. The Company manages its liquidity risk to maintain sufficient liquid financial resources to fund its operations and meet its commitments and obligations. In managing its liquidity risk, the Company has access to a revolving unsecured credit facility of US$550.0 million, with an option, subject to the lender’s consent, to increase to a total amount of up to US$850.0 million. As well, the Company has agreements to sell certain of its accounts receivable and contracts in progress assets for an amount of up to $150.0 million (current financial assets program). As at March 31, 2015, $113.3 million (2014 – $79.5 million) of specific accounts receivable and nil (2014 – $4.2 million) of contracts in progress assets were sold to financial institutions pursuant to these agreements. Proceeds were net of $1.1 million in fees (2014 – $1.1 million). The Company also regularly monitors any financing opportunities to optimize its capital structure and maintain appropriate financial flexibility.

The following tables present a maturity analysis based on contractual maturity date, of the Company’s financial liabilities based on expected cash flows. Cash flows from derivatives presented either as derivative assets or liabilities have been included, as the Company manages its derivative contracts on a gross basis. The amounts are the contractual undiscounted cash flows. All amounts contractually denominated in foreign currency are presented in Canadian dollar equivalent amounts using the period-end spot rate except as otherwise stated:

	Carrying	Contractual	0-12	13-24	25-36	37-48	49-60
As at March 31, 2015	Amount	Cash Flows	Months	Months	Months	Months	Months	Thereafter
Non-derivative financial
liabilities
Accounts payable
and accrued liabilities (1)	$556.5	$556.5	$556.5	$-	$-	$-	$-	$-
Total provisions	16.6	16.6	12.1	0.4	0.3	0.1	-	3.7
Total long-term debt (2)	1,284.0	1,938.7	113.7	178.0	104.5	108.9	262.7	1,170.9
Other non-current liabilities (3)	181.2	358.2	-	13.6	15.0	16.3	17.7	295.6
	$2,038.3	$2,870.0	$682.3	$192.0	$119.8	$125.3	$280.4	$1,470.2
Derivative financial
instruments
Forward foreign
currency contracts (4)	$37.8
Outflow		$1,372.3	$1,063.8	$226.3	$54.9	$19.8	$7.5	$-
Inflow		(1,332.8)	(1,036.9)	(218.7)	(51.8)	(19.0)	(6.4)	-
Swap derivatives on total
long-term debt (5)	(15.7)
Outflow		118.9	17.7	16.8	15.5	11.2	9.8	47.9
Inflow		(109.2)	(15.3)	(15.3)	(14.7)	(10.3)	(9.0)	(44.6)
Embedded foreign currency
derivatives (6)	(2.7)	(2.7)	(1.6)	(0.5)	(0.4)	(0.2)	-	-
Equity swap agreement	0.4	0.4	0.4	-	-	-	-	-
	$19.8	$46.9	$28.1	$8.6	$3.5	$1.5	$1.9	$3.3
	$2,058.1	$2,916.9	$710.4	$200.6	$123.3	$126.8	$282.3	$1,473.5
(1) Includes trade accounts payable, accrued liabilities, interest payable and certain payroll-related liabilities.
(2) Contractual cash flows include contractual interest and principal payments related to debt obligations and excludes transaction costs.
(3) Includes non-current royalty obligations and other non-current liabilities.
(4) Outflows and inflows are presented in CAD equivalent using the contractual forward foreign currency rate and include forward foreign currency contracts either presented as derivative liabilities or derivative assets.
(5) Includes interest rate swap and cross currency swaps contracts either presented as derivative liabilities or derivative assets.
(6) Includes embedded foreign currency derivatives either presented as derivative liabilities or derivative assets.

92 | CAE Annual Report 2015

Notes to the Consolidated Financial Statements

	Carrying	Contractual	0-12	13-24	25-36	37-48	49-60
As at March 31, 2014	Amount	Cash Flows	Months	Months	Months	Months	Months	Thereafter
Non-derivative financial
liabilities
Accounts payable and
accrued liabilities (1)	$530.4	$530.4	$530.4	$-	$-	$-	$-	$-
Total provisions	28.2	28.2	22.2	3.0	0.4	0.4	-	2.2
Total long-term debt (2)	1,173.2	1,764.1	102.0	100.7	156.2	89.7	127.0	1,188.5
Other non-current liabilities (3)	197.5	390.8	-	35.1	13.6	16.1	17.3	308.7
	$1,929.3	$2,713.5	$654.6	$138.8	$170.2	$106.2	$144.3	$1,499.4
Derivative financial
instruments
Forward foreign
currency contracts (4)	$34.9
Outflow		$1,215.2	$870.1	$233.7	$41.9	$43.2	$19.6	$6.7
Inflow		(1,179.5)	(850.0)	(222.8)	(40.4)	(40.9)	(19.0)	(6.4)
Swap derivatives on total
long-term debt (5)	(3.0)
Outflow		121.4	15.4	15.5	14.8	13.8	9.8	52.1
Inflow		(124.1)	(14.8)	(15.4)	(15.4)	(14.7)	(10.2)	(53.6)
Embedded foreign currency
derivatives (6)	(1.1)	(1.1)	(0.7)	-	(0.2)	(0.1)	(0.1)	-
Equity swap agreement	(2.6)	(2.6)	(2.6)	-	-	-	-	-
	$28.2	$29.3	$17.4	$11.0	$0.7	$1.3	$0.1	$(1.2)
	$1,957.5	$2,742.8	$672.0	$149.8	$170.9	$107.5	$144.4	$1,498.2
(1) Includes trade accounts payable, accrued liabilities, interest payable and certain payroll-related liabilities.
(2) Contractual cash flows include contractual interest and principal payments related to debt obligations and excludes transaction costs.
(3) Includes non-current royalty obligations and other non-current liabilities.
(4) Outflows and inflows are presented in CAD equivalent using the contractual forward foreign currency rate and include forward foreign currency contracts either presented as derivative liabilities or derivative assets.
(5) Includes interest rate swap and cross currency swap contracts either presented as derivative liabilities or derivative assets.
(6) Includes embedded foreign currency derivatives either presented as derivative liabilities or derivative assets.

Market risk

Market risk is defined as the Company’s exposure to a gain or a loss in the value of its financial instruments as a result of changes in market prices, whether those changes are caused by factors specific to the individual financial instruments or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is mainly exposed to foreign currency risk and interest rate risk.

Derivative instruments are utilized by the Company to manage market risk against the volatility in foreign exchange rates, interest rates and share-based payments in order to minimize their impact on the Company’s results and financial position. The Company’s policy is not to utilize any derivative financial instruments for trading or speculative purposes.

Foreign currency risk

Foreign currency risk is defined as the Company’s exposure to a gain or a loss in the value of its financial instruments as a result of fluctuations in foreign exchange rates. The Company is exposed to foreign exchange rate variability primarily in relation to certain sale commitments, expected purchase transactions and debt denominated in a foreign currency, as well as on the net investment from its foreign operations which have functional currencies other than the Canadian dollar (in particular the U.S. dollar (USD), euro (€) and British pound (GBP or £). In addition, these operations have exposure to foreign exchange rates primarily through cash and cash equivalents and other working capital accounts denominated in currencies other than their functional currencies.

The Company also mitigates foreign currency risks by having its foreign operations transact in their functional currency for material procurement, sale contracts and financing activities.

The Company uses forward foreign currency contracts and foreign currency swap agreements to manage the Company’s exposure from transactions in foreign currencies. These transactions include forecasted transactions and firm commitments denominated in foreign currencies.

CAE Annual Report 2015 | 93

Notes to the Consolidated Financial Statements

The consolidated forward foreign currency contracts outstanding are as follows:

(amounts in millions, except average rate)			2015			2014
	Notional	(1)	Average	Notional	(1)	Average
Currencies (sold/bought)	Amount		Rate	Amount		Rate
USD/CDN
Less than 1 year	$572.1		0.85	$462.6		0.93
Between 1 and 3 years	160.4		0.87	126.1		0.94
Between 3 and 5 years	12.8		0.93	20.8		0.95
Over 5 years	-		-	6.6		0.94
CDN/EUR
Less than 1 year	30.7		1.43	29.8		1.52
Between 1 and 3 years	8.2		1.40	10.2		1.40
EUR/CDN
Less than 1 year	81.7		0.71	56.9		0.68
Between 1 and 3 years	16.1		0.71	39.4		0.72
Between 3 and 5 years	-		-	3.0		0.73
EUR/USD
Less than 1 year	62.3		0.86	62.6		0.72
Between 1 and 3 years	1.8		0.80	-		-
GBP/CDN
Less than 1 year	36.0		0.58	37.2		0.59
Between 1 and 3 years	8.8		0.54	23.2		0.61
Between 3 and 5 years	-		-	0.2		0.61
CDN/GBP
Less than 1 year	15.1		1.84	16.6		1.82
Between 1 and 3 years	1.0		1.68	4.8		1.74
CDN/USD
Less than 1 year	149.8		1.21	80.5		1.11
Between 1 and 3 years	22.8		1.25	14.7		1.10
GBP/USD
Less than 1 year	20.5		0.68	41.8		0.62
Between 1 and 3 years	28.1		0.63	1.4		0.65
Between 3 and 5 years	-		-	14.5		0.65
USD/EUR
Less than 1 year	11.4		1.14	8.3		1.37
SEK/USD
Less than 1 year	41.7		6.65	4.4		6.61
Between 1 and 3 years	-		-	36.4		6.65
Other currencies
Less than 1 year	66.9		-	64.6		-
Between 1 and 3 years	18.3		-	21.2		-
Between 3 and 5 years	15.5		-	25.4		-
Total	$1,382.0			$1,213.2
(1) Exchange rates as at the end of the respective fiscal years were used to translate amounts in foreign currencies.

The Company has entered into foreign currency swap agreements related to its June 2007 senior collateralized financing, to convert a portion of the USD-denominated debt into GBP to finance its civil aviation training centre in the United Kingdom. The Company designated two USD to GBP foreign currency swap agreements as cash flow hedges. One matured during fiscal 2015
(2014 – outstanding notional amount of US$0.4 million (£0.2 million)). The remaining currency swap agreement has an outstanding notional amount of US$14.3 million (£7.1 million) (2014 – US$17.0 million (£8.5 million)), amortized in accordance with the repayment schedule of the debt until June 2018.

In fiscal 2013, the Company entered into interest-only cross currency swap agreements related to its multi-tranche private placement debt issued in December 2012, to effectively fix the USD-denominated interest cash flows in CAD equivalent. The Company designated two USD to CAD interest-only currency swap agreements as cash flow hedges with outstanding notional amounts of US$127.0 million ($130.5 million) (2014 – US$127.0 million ($130.5 million)) and US$98.0 million ($100.7 million)
(2014 – US$98.0 million ($100.7 million)) corresponding to the two tranches of the private placement until December 2024 and December 2027 respectively.

The Company’s foreign currency hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity, consistent with the objective to fix currency rates on the hedged item.

94 | CAE Annual Report 2015

Notes to the Consolidated Financial Statements

Foreign currency risk sensitivity analysis

The following table presents the Company’s exposure to foreign currency risk of financial instruments and the pre-tax effects on net income and OCI as a result of a reasonably possible strengthening of 5% in the relevant foreign currency against the Canadian dollar as at March 31. This analysis assumes all other variables remain constant.

(amounts in millions)	USD		€		GBP
	Net		Net		Net
	Income	OCI	Income	OCI	Income	OCI
2015	$(2.4)	$(22.1)	$2.7	$(2.3)	$0.9	$(1.0)
2014	$(6.4)	$(19.3)	$3.4	$(2.0)	$(0.1)	$(0.2)

A reasonably possible weakening of 5% in the relevant foreign currency against the Canadian dollar would have an opposite impact on pre-tax income and OCI.

Interest rate risk

Interest rate risk is defined as the Company’s exposure to a gain or a loss to the value of its financial instruments as a result of fluctuations in interest rates. The Company bears some interest rate fluctuation risk on its floating rate long-term debt and some fair value risk on its fixed interest long-term debt. The Company mainly manages interest rate risk by fixing project-specific floating rate debt in order to reduce cash flow variability. The Company has a floating rate debt through its revolving unsecured credit facility and other asset-specific floating rate debts. A mix of fixed and floating interest rate debt is sought to reduce the net impact of fluctuating interest rates. Derivative financial instruments used to manage interest rate exposures are mainly interest rate swap agreements.

As at March 31, 2015, the Company has entered into four (2014 – six) interest rate swap agreements with five different financial institutions to mitigate these risks for a total notional value of $29.6 million (2014 – $36.0 million). After considering these swap agreements, as at March 31, 2015, 88% (2014 – 84%) of the long-term debt bears fixed interest rates.

The Company’s interest rate hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity to establish asset and liability management matching, consistent with the objective to reduce risks arising from interest rate movements.

Interest rate risk sensitivity analysis

In fiscal 2015, a 1% increase in interest rates would decrease the Company’s net income by $1.3 million (2014 – nil) and increase the Company’s OCI by $0.4 million (2014 – nil) assuming all other variables remained constant. A 1% decrease in interest rates would have an opposite impact on net income and OCI.

Hedge of share-based payments cost

The Company has entered into equity swap agreements with three major Canadian financial institutions to reduce its income exposure to fluctuations in its share price relating to the DSU, LTI-DSU and LTI-TB RSU programs. Pursuant to the agreement, the Company receives the economic benefit of dividends and share price appreciation while providing payments to the financial institutions for the institution’s cost of funds and any share price depreciation. The net effect of the equity swaps partly offset movements in the Company’s share price impacting the cost of the DSU, LTI-DSU and LTI-TB RSU programs and is reset quarterly. As at March 31, 2015, the equity swap agreements covered 1,900,000 common shares (2014 – 2,400,000) of the Company.

Hedge of net investments in foreign operations

As at March 31, 2015, the Company has designated a portion of its senior notes totalling US$417.8 million (2014 – US$417.8 million) and a portion of the obligations under finance lease totalling US$14.2 million (2014 – US$16.1 million) as a hedge of its net investments in foreign operations. Gains or losses on the translation of the designated portion of its senior notes are recognized in OCI to offset any foreign exchange gains or losses on translation of the financial statements of foreign operations.

CAE Annual Report 2015 | 95

Notes to the Consolidated Financial Statements

Letters of credit and guarantees

As at March 31, 2015, the Company had outstanding letters of credit and performance guarantees in the amount of $218.8 million (2014 – $191.4 million) issued in the normal course of business. These guarantees are issued mainly under the Revolving Term Credit Facility as well as the Performance Securities Guarantee (PSG) account provided by Export Development Corporation (EDC) and under other standby facilities available to the Company through various financial institutions.

The advance payment guarantees are related to progress/milestone payments made by the Company’s customers and are reduced or eliminated upon delivery of the product. The contract performance guarantees are linked to the completion of the intended product or service rendered by the Company and to the customer’s requirements. It represents 10% to 20% of the overall contract amount. The customer releases the Company from these guarantees at the signing of a certificate of completion. The letter of credit for the lease obligation provides credit support for the benefit of the owner participant on a sale and leaseback transaction and varies according to the payment schedule of the lease agreement.

(amounts in millions)	2015	2014
Advance payment	$76.8	$40.6
Contract performance	22.5	31.2
Lease obligation	31.3	26.7
Financial obligations	82.5	81.9
Other	5.7	11.0
	$218.8	$191.4

Sale and leaseback transactions

For certain sale and leaseback transactions, the Company has agreed to guarantee the residual value of the underlying equipment in the event that the equipment is returned to the lessor and the net proceeds of any eventual sale do not cover the guaranteed amount. The maximum amount of exposure is $14.5 million (2014 – $14.5 million), of which $9.6 million matures in fiscal year 2020 and $4.9 million in fiscal year 2023. Of this amount, as at March 31, 2015, $11.7 million is recorded as a deferred gain
(2014 – $12.1 million).

Indemnifications

In certain instances when the Company sells businesses, it may retain certain liabilities for known exposures and provide indemnification to the buyer with respect to future claims for certain unknown liabilities that exist, or arise from events occurring, prior to the sale date, including liabilities for taxes, legal matters, environmental exposures, product liability, and other obligations. The terms of the indemnifications vary in duration, from one to two years for certain types of indemnities, terms for tax indemnifications that are generally aligned to the applicable statute of limitations for the jurisdiction in which the divestiture occurred, and terms for environmental liabilities that typically do not expire. The maximum potential future payments that the Company could be required to make under these indemnifications are either contractually limited to a specified amount or unlimited. The Company believes that other than the liabilities already accrued, the maximum potential future payments that it could be required to make under these indemnifications are not determinable at this time, as any future payments would be dependent on the type and extent of the related claims, and all available defences, which cannot be estimated. However, historically, costs incurred to settle claims related to these indemnifications have not been material to the Company’s consolidated financial position, net income or cash flows.

NOTE 30 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

The Company elected to organize its operating segments principally on the basis of its customer markets. As at April 1, 2014, the Company changed its operating segments (see Note 1 and 2). The Company manages its operations through its three segments. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker.

Results by segment

The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is operating profit (hereinafter referred to as segment operating income). The accounting principles used to prepare the information by operating segments are the same as those used to prepare the Company’s consolidated financial statements. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales.

96 | CAE Annual Report 2015

Notes to the Consolidated Financial Statements

Year ended March 31, 2015	Civil Aviation		Defence
(amounts in millions)	Training Solutions		and Security		Healthcare		Total
	2015	2014	2015	2014	2015	2014	2015	2014
External revenue	$1,294.6	$1,176.7	$857.4	$822.0	$94.3	$79.2	$2,246.3	$2,077.9
Depreciation and amortization
Property, plant and equipment	93.5	85.6	11.9	10.9	2.7	2.3	108.1	98.8
Intangible and other assets	26.6	24.9	43.8	31.5	10.6	9.4	81.0	65.8
Write-downs (reversals of write-downs)
of accounts receivable – net (Note 4)	1.5	1.2	2.3	2.9	0.1	(0.1)	3.9	4.0
After tax share in profit of
equity accounted investees	27.8	18.7	9.7	11.3	-	-	37.5	30.0
Segment operating income	210.5	179.8	115.6	107.8	6.7	1.7	332.8	289.3

During fiscal 2015, one of the Company’s joint ventures in the Civil Aviation Training Solutions segment recognized a deferred tax asset following the approval of an investment tax allowance from the Malaysian Investment Development Authority. The Company’s share of the deferred tax benefit amounts to $9.4 million and is included in the after tax share in profit of equity accounted investees.

Capital expenditures which consist of additions to non-current assets (other than financial instruments and deferred tax assets), by segment are as follows:

(amounts in millions)	2015	2014
Civil Aviation Training Solutions	$151.9	$168.7
Defence and Security	49.3	42.3
Healthcare	7.3	11.4
Total capital expenditures	$208.5	$222.4

Assets and liabilities employed by segment

The Company uses assets employed and liabilities employed to assess resources allocated to each segment. Assets employed include accounts receivable, contracts in progress, inventories, prepayments, property, plant and equipment, intangible assets, investment in equity accounted investees, derivative financial assets and other assets. Liabilities employed include accounts payable and accrued liabilities, provisions, contracts in progress, deferred gains and other non-current liabilities and derivative financial liabilities.

Assets and liabilities employed by segment are reconciled to total assets and liabilities as follows:

(amounts in millions)	2015	2014
Assets employed
Civil Aviation Training Solutions	$2,587.8	$2,364.3
Defence and Security	1,079.3	988.2
Healthcare(1)	250.1	272.4
Assets classified as held for sale (Note 3)	61.2	-
Assets not included in assets employed	678.5	611.8
Total assets	$4,656.9	$4,236.7
Liabilities employed
Civil Aviation Training Solutions	$603.6	$588.0
Defence and Security	403.8	420.9
Healthcare(1)	43.6	50.0
Liabilities classified as held for sale (Note 3)	14.2	-
Liabilities not included in liabilities employed	1,927.8	1,695.6
Total liabilities	$2,993.0	$2,754.5

(1) The comparative period includes assets of $61.3 million and liabilities of $12.9 million related to the Company's mining business (see Note 1 and 2). The amounts have been classified and presented as held for sale in the current period (see Note 3).

CAE Annual Report 2015 | 97

Notes to the Consolidated Financial Statements

Products and services information
The Company's revenue from external customers for its products and services are as follows:
Years ended March 31
(amounts in millions)	2015	2014
Revenue
Simulation products	$1,064.7	$1,041.6
Training and services	1,181.6	1,036.3
	$2,246.3	$2,077.9

Geographic information

The Company markets its products and services globally. Sales are attributed to countries based on the location of customers. Non-current assets other than financial instruments and deferred tax assets are attributed to countries based on the location of the assets.

(amounts in millions)	2015	2014
Revenue from external customers
Canada	$167.3	$169.1
United States	753.6	663.8
United Kingdom	245.4	255.9
Germany	81.0	71.4
Other European countries	361.2	370.7
United Arab Emirates	71.8	67.5
China	123.8	139.2
Other Asian countries	275.3	180.0
Australia	75.2	75.2
Other countries	91.7	85.1
	$2,246.3	$2,077.9

(amounts in millions)	2015	2014
Non-current assets other than financial instruments and deferred tax assets
Canada	$852.4	$775.9
United States	872.3	715.9
Brazil	90.7	82.9
United Kingdom	292.6	335.6
Luxembourg	170.3	168.6
Netherlands	116.1	128.0
Other European countries	261.8	300.7
Asian countries	113.5	74.3
Other countries	90.0	105.6
	$2,859.7	$2,687.5

NOTE 31 – related party relationships

The following tables include principal investments which, in aggregate, significantly impact the results or assets of the Company:

Investments in subsidiaries consolidated in the Company’s financial statements:

		% equity	% equity
As at March 31		interest	interest
Name	Country of incorporation	2015	2014
CAE (UK) PLC	United Kingdom	100.0%	100.0%
CAE (US) Inc.	United States	100.0%	100.0%
CAE Aircrew Training Services PLC	United Kingdom	76.5%	76.5%
CAE Australia Pty Ltd.	Australia	100.0%	100.0%
CAE Aviation Training B.V.	Netherlands	100.0%	100.0%
CAE Aviation Training Chile Limitada	Chile	100.0%	100.0%
CAE Aviation Training Peru S.A.	Peru	100.0%	100.0%
CAE Brunei Multi Purpose Training Centre Sdn Bhd	Brunei	60.0%	60.0%
CAE Center Amsterdam B.V.	Netherlands	100.0%	100.0%
Investments in subsidiaries consolidated in the Company’s financial statements (continued):

		% equity	% equity
		interest	interest
Name	Country of incorporation	2015	2014
CAE Center Brussels N.V.	Belgium	100.0%	100.0%
CAE Centre Copenhagen A/S	Denmark	100.0%	100.0%
CAE Centre Hong Kong Limited	Hong Kong	100.0%	100.0%
CAE Centre Oslo AS	Norway	100.0%	100.0%
CAE Centre Stockholm AB	Sweden	100.0%	100.0%
CAE Civil Aviation Training Solutions, Inc.	United States	100.0%	100.0%
CAE Delaware Buyco Inc.	United States	100.0%	100.0%
CAE Electronik GmbH	Germany	100.0%	100.0%
CAE Euroco S.à r.l.	Luxembourg	100.0%	100.0%
CAE Flight & Simulator Services Sdn. Bhd.	Malaysia	100.0%	100.0%
CAE Flight Training Center Mexico, S.A. de C.V.	Mexico	100.0%	100.0%
CAE Global Academy Évora, SA	Portugal	100.0%	100.0%
CAE Healthcare Canada Inc.	Canada	100.0%	100.0%
CAE Healthcare, Inc.	United States	100.0%	100.0%
CAE Holdings Limited	United Kingdom	100.0%	100.0%
CAE India Private Limited	India	100.0%	76.0%
CAE Integrated Enterprise Solutions Australia Pty Ltd	Australia	100.0%	100.0%
CAE International Capital Management Hungary LLC	Hungary	100.0%	100.0%
CAE International Holdings Limited	Canada	100.0%	100.0%
CAE Investments S.à r.l.	Luxembourg	100.0%	100.0%
CAE Luxembourg Acquisition S.à r.l.	Luxembourg	100.0%	100.0%
CAE Luxembourg Financing S.à r.l.	Luxembourg	100.0%	100.0%
CAE Management Luxembourg S.à r.l.	Luxembourg	100.0%	100.0%
CAE Middle East L.L.C.	Dubai	49.0%	49.0%
CAE North East Training Inc.	United States	100.0%	100.0%
CAE Oxford Aviation Academy Amsterdam B.V.	Netherlands	100.0%	100.0%
CAE Oxford Aviation Academy Phoenix Inc.	United States	100.0%	100.0%
CAE Services Italia S.r.l.	Italy	100.0%	100.0%
CAE Servicios Globales de Instrucción de Vuelo (España), S.L.	Spain	100.0%	100.0%
CAE Shanghai Company, Limited	China	100.0%	100.0%
CAE SimuFlite Inc.	United States	100.0%	100.0%
CAE Simulation Technologies Private Limited	India	100.0%	100.0%
CAE Simulator Services Inc.	Canada	100.0%	100.0%
CAE Singapore (S.E.A.) Pte Ltd.	Singapore	100.0%	100.0%
CAE South America Flight Training do Brasil Ltda.	Brazil	100.0%	100.0%
CAE STS Limited	United Kingdom	100.0%	100.0%
CAE Training & Services Brussels NV	Belgium	100.0%	100.0%
CAE Training & Services UK Ltd.	United Kingdom	100.0%	100.0%
CAE Training Norway AS	Norway	100.0%	100.0%
CAE USA Inc.	United States	100.0%	100.0%
CAE Verwaltungsgesellschaft mbH	Germany	100.0%	100.0%
Flight Simulator-Capital L.P.	Canada	100.0%	100.0%
GCAT Delaware LLC (USA)	United States	100.0%	100.0%
Oxford Airline Training Center Inc	United States	100.0%	100.0%
Oxford Aviation Academy (Oxford) Limited	United Kingdom	100.0%	100.0%
Parc Aviation Engineering Services Ltd	Ireland	100.0%	100.0%
Parc Aviation Limited	Ireland	100.0%	100.0%
Parc Interim Ltd.	Ireland	100.0%	100.0%
Presagis Canada Inc.	Canada	100.0%	100.0%
Presagis Europe (S.A.)	France	100.0%	100.0%
Presagis USA Inc.	United States	100.0%	100.0%
Servicios de Instrucción de Vuelo, S.L.	Spain	80.0%	80.0%
SIV Ops Training, S.L.	Spain	80.0%	80.0%

98 | CAE Annual Report 2015

Notes to the Consolidated Financial Statements

Investments in joint ventures accounted for under the equity method:

		% equity	% equity
As at March 31		interest	interest
Name	Country of incorporation	2015	2014
Asian Aviation Centre of Excellence Sdn. Bhd.	Malaysia	50.0%	50.0%
Asian Aviation Centre of Excellence (Singapore) Pte. Ltd.	Singapore	50.0%	50.0%
Aviation Training Northeast Asia B.V	Netherlands	50.0%	-
CAE Flight and Simulator Services Korea, Ltd.(1)	Korea	50.0%	100.0%
CAE Flight Training (India) Private Limited	India	50.0%	50.0%
CAE-Lider Training do Brasil Ltda.	Brazil	50.0%	50.0%
CAE Melbourne Flight Training Pty Ltd(2)	Australia	50.0%	100.0%
CAE Middle East Holding Limited	United Arab Emirates	50.0%	50.0%
CAE Simulation Training Private Limited	India	25.0%	25.0%
China Southern West Australia Flying College Pty Ltd	Australia	47.1%	47.1%
Embraer CAE Training Services (UK) Limited	United Kingdom	49.0%	49.0%
Embraer CAE Training Services, LLC	United States	49.0%	49.0%
Emirates-CAE Flight Training LLC	United Arab Emirates	49.0%	49.0%
Hatsoff Helicopter Training Private Limited	India	50.0%	50.0%
Helicopter Training Media International GmbH	Germany	50.0%	50.0%
HFTS Helicopter Flight Training Services GmbH	Germany	25.0%	25.0%
JAL CAE Flight Training Co. Ltd.	Japan	50.0%	-
National Flying Training Institute Private Limited	India	51.0%	51.0%
Philippine Academy for Aviation Training, Inc.	Philippines	25.0%	50.0%
Rotorsim s.r.l.	Italy	50.0%	50.0%
Rotorsim USA LLC	United States	50.0%	50.0%
Zhuhai Free Trade Zone Xiang Yi Aviation Technology Company Limited	China	49.0%	49.0%
Zhuhai Xiang Yi Aviation Technology Company Limited	China	49.0%	49.0%
(1) CAE Flight and Simulator Services Korea, Ltd. became a joint venture on March 31, 2015 (see Note 21).
(2) CAE Melbourne Flight Training Pty Ltd became a joint venture on December 31, 2014 (see Note 21).

In fiscal 2015, the unrecognized share of losses of joint ventures for which the Company ceased to recognize when applying the equity method was $0.7 million (2014 – $1.6 million). As at March 31, 2015, the cumulative unrecognized share of losses for these entities was $9.4 million (2014 – $8.9 million) and the cumulative unrecognized share of comprehensive loss of joint ventures was $11.9 million (2014 – $11.0 million).

CAE Annual Report 2015 | 99

Notes to the Consolidated Financial Statements

NOTE 32 – Related Party Transactions

The following table presents the Company’s outstanding balances with its joint ventures:

(amounts in millions)	2015	2014
Accounts receivable (Note 4)	$28.7	$30.1
Contracts in progress: assets	28.1	13.5
Other assets	29.2	30.6
Accounts payable and accrued liabilities (Note 9)	13.9	16.3
Contracts in progress: liabilities	3.9	6.3

Other assets include a finance lease receivable of $17.0 million (2014 – $16.9 million) maturing in October 2022 and carrying an interest rate of 5.14% per annum, loans receivable of $5.7 million (2014 – $8.4 million) maturing in September 2016 and December 2017 and carrying respectively interest rates of LIBOR 6 month plus 1% and 11% per annum and a long-term receivable of $6.5 million (2014 – $5.3 million) with no repayment term. As at March 31, 2015 and 2014, there are no provisions held against any of the receivables from related parties.

The following table presents the Company’s transactions with its joint ventures:

(amounts in millions)	2015	2014
Revenue	$120.6	$101.0
Purchases	10.9	11.3
Other income	2.9	2.9

In addition, during fiscal 2015, transactions amounting to $2.4 million (2014 – $2.7 million) were made, at normal market prices, with an organization whose officer is one of the Company’s directors.

Compensation of key management personnel

Key management personnel have the ability and responsibility to make major operational, financial and strategic decisions for the Company and include certain executive officers. The compensation of key management for employee services is shown below:

(amounts in millions)	2015	2014
Salaries and other short-term employee benefits	$4.6	$3.8
Post-employment benefits – defined benefit plans(1)	1.5	1.6
Termination benefits	-	2.4
Share-based payments	4.6	6.4
	$10.7	$14.2
(1) Includes net interest on employee benefits obligations.

100 | CAE Annual Report 2015